**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

---

**FORM C/A**

**UNDER THE SECURITIES ACT OF 1933**

---

# Northern Ireland Enterprises, LLC

(Name of Issuer)

---

**4000 E Palm Valley Boulevard**
**Round Rock, Texas 78665**
**https://www.corkandbarrelpub.com/**

(Physical Address & Website of Issuer)

| **Texas** | **Limited Liability Company** | **February 21, 2018** |
|---|---|---|
| (Jurisdiction of Incorporation/Organization) | (Form of Organization) | (Date of Organization) |

**Not Applicable**

(Name of Co-Issuer)

---

**MicroVenture Marketplace Inc.**

(Offering Intermediary)

| **0001478147** | **152513** | **008-68458** |
|---|---|---|
| (Intermediary CIK Number) | (Intermediary CRD Number) | (Intermediary SEC File Number) |

Amount of compensation to be paid to the intermediary for conducting the Offering, including the amount of referral and any other fees associated with the offering:

**The intermediary shall receive a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.**

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

**The intermediary will receive a number of securities of the issuer that is equal to two percent (2%) of the total number of securities sold by the issuer in the offering.**

---

## OFFERING INFORMATION

| **Class C Membership Units** | **2,470** | **April 28, 2025** | **$25,000** |
|---|---|---|---|
| (Type of Security Offered) | (Target No. of Securities Offered) | (Deadline to Meet Target Amount) | (Target Offering Amount) |
| **Yes** | **Issuer's discretion** | **$500.00** | **$1,235,000** |
| (Oversubscriptions Accepted) | (Oversubscription Allocation) | (Price per Security) | (Maximum Offering Amount) |

***Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.***

---

## ANNUAL REPORT DISCLOSURE INFORMATION

**Current Number of Employees:** 90

| | **Fiscal Year-End December 31, 2023** | | **Fiscal Year-End December 31, 2022** | |
|---|---|---|---|---|
| **Total Assets** | $ | 10,053,361 | $ | 10,255,140 |
| **Cash & Cash Equivalents** | $ | 748,584 | $ | 729,563 |
| **Accounts Receivable** | $ | 112,153 | $ | 102,687 |
| **Short-Term Debt** | $ | 977,339 | $ | 1,317,538 |
| **Long-Term Debt** | $ | 6,972,699 | $ | 7,246,008 |
| **Revenues/Sales** | $ | 3,768,372 | $ | 3,678,204 |
| **Cost of Goods Sold** | $ | 1,191,084 | $ | 1,241,736 |
| **Taxes Paid** | $ | 0 | $ | 0 |
| **Net Gain (Loss)** | $ | (517,271) | $ | (489,105) |

---

## JURISDICTIONS IN WHICH THE ISSUER INTENDS TO OFFER THE SECURITIES

Alabama
Alaska
Arizona
Arkansas
California
Colorado
Connecticut
Delaware
District Of Columbia
Florida
Georgia
Guam
Hawaii
Idaho
Illinois
Indiana
Iowa
Kansas
Kentucky
Louisiana
Maine
Maryland
Massachusetts
Michigan
Minnesota
Mississippi
Missouri
Montana
Nebraska
Nevada
New Hampshire
New Jersey
New Mexico
New York
North Carolina
North Dakota
Ohio
Oklahoma
Oregon
Pennsylvania
Puerto Rico
Rhode Island
South Carolina
South Dakota
Tennessee
Texas
Utah
Vermont
U.S. Virgin Islands
Virginia
Washington
West Virginia
Wisconsin
Wyoming
American Samoa
Northern Mariana Islands

December 20, 2024

# Northern Ireland Enterprises, LLC


CORK & BARREL
CRAFT KITCHEN AND MICROBREWERY

**Regulation Crowdfunding Offering of Class C Membership Units**

---

*Northern Ireland Enterprises, LLC is filing this amendment to its Form C, originally filed on December 17, 2024, to disclose investments made by related parties of the Company. As of December 20, 2024, related parties of the Issuer have invested an aggregate amount equal to 100% of total funds raised to date. The Issuer anticipates that related parties may invest an additional amount of up to $10,000 in the next two months.*

*This is a material amendment, and Investor must reconfirm their investments within five business days.*

This Form C/A (including the cover page and all exhibits attached hereto, the "**Form C/A**") is being furnished by Northern Ireland Enterprises, LLC, a Texas Limited Liability Company (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class C Membership Units of the Company (the "**Securities**"). Investors in the Securities (the "**Investors**") are sometimes referred to herein as "**Purchasers**." The Company intends to raise at least $25,000 and up to $1,235,000 from Investors in the offering of Securities described in this Form C/A (this "**Offering**"). The minimum amount of Securities that can be purchased is $500 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE SECURITIES". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "**Intermediary**"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will also be entitled to receive a number of Class C Membership Units of the issuer that is equal to two percent (2%) of the total number of Class C Membership Units sold by the Issuer in the Offering.

| | Price to Investors | Fees & Commissions (1) | Net Proceeds to Issuer |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $ 500 | $ 25 | $ 475 |
| **Aggregate Minimum Offering Amount** | $ 25,000 | $ 1,250 | $ 23,750 |
| **Aggregate Maximum Offering Amount** | $ 1,235,000 | $ 61,750 | $ 1,173,250 |

(1) Excludes escrow costs and fees to the Company's advisors, such as attorneys and accountants.

---

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or other materials.**

**These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration.**

The company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and pursuant to Regulation Crowdfunding must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

---

The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

---

THIS FORM C/A DOES NOT CONSTITUTE AN OFFERING OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:

1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS".

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, OR ANY OTHER RELEVANT MATTERS AND ADDITIONAL REASONABLE INFORMATION. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS FORM C/A DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE REQUIRED TO EVALUATE THE OFFERING, AND ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS. STATEMENTS CONTAINED HEREIN AS TO THE CONTENT OF ANY AGREEMENTS OR OTHER DOCUMENT ARE SUMMARIES AND, THEREFORE, ARE NECESSARILY SELECTIVE AND INCOMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY THE ACTUAL AGREEMENTS OR OTHER DOCUMENTS. THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C/A. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C/A OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C/A AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C/A.

THIS FORM C/A IS SUBMITTED IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY REGARDING THE PURCHASE, TRANSFER, AND/OR RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

---

## COMPANY & OFFERING SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C/A. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C/A carefully, including the sections entitled "RISK FACTORS" and "DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31.

**Northern Enterprises, LLC**
4000 E Palm Valley Blvd
Round Rock, 78665
https://www.corkandbarrelpub.com/

### Introduction

Northern Enterprises, LLC is a Texas-based restaurant and pub located in Round Rock, combining Irish-inspired ambiance with Texas hospitality and cuisine. The business offers a full-service dining experience, featuring an in-house microbrewery, a scratch-made menu, and versatile event spaces for private parties, special events, and large gatherings. Cork & Barrel operates on a 3.3-acre property with indoor and outdoor dining areas, including a backyard and pavilion, designed to accommodate year-round service. Its mission is to provide high-quality food and beverages while serving as a welcoming community space for patrons to gather and connect.

### History

The Company was organized in Texas on February 21, 2018. The business launched during the challenges of the COVID-19 pandemic but quickly gained traction as a local favorite, achieving steady sales growth and cultivating a loyal customer base. Over the years, Cork & Barrel has expanded its offerings to include themed events, an exclusive speakeasy, and an in-house microbrewery. The company has also extended its brand visibility with a satellite location at Dell Diamond Baseball Stadium, branded under Cork & Barrel but owned and operated by RS3. Northern Ireland Enterprises, LLC receives de minimis royalty payments for the use of the brand. As of December 2024, Cork & Barrel is a well-established dining destination, rooted in its mission to provide a welcoming environment, innovative cuisine, and a sense of community.

### The Offering

Northern Ireland Enterprises, LLC is offering investment in Class C Membership Units. A Class C Membership Unit is an equity interest in the Company, with right to a pro-rata share of distributions as outlined in the operating agreement, subject to the company's financial performance and discretion of management.

| **$500** | **$25,000** | **$1,235,000** | **April 28, 2025** |
|---|---|---|---|
| (Minimum Investment) | (Target Offering Amount) | (Maximum Offering Amount) | (Offering Deadline) |
| **$500** | **51 units** | **2,519 units** | **None** |
| (Price per Security) | (Number of Class C Membership Units Outstanding if Target Offering Amount Reached) | (Number of Class C Membership Units Outstanding if Maximum Offering Amount Reached) | (Voting Rights) |

*The amount of Securities outstanding in the table above is inclusive of the two percent (2%) of the total number of Class C Membership Units sold by the Issuer in the Offering to which the Intermediary is entitled at the conclusion of the Offering.*

# RISK FACTORS

**IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED BELOW.**

## Risks Related to Our Business & Industry

***The Company is in the development stage.***
We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our ability to address the risks encountered by development stage companies and to implement our business development strategy. We may not be successful in implementing our business development strategy, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

***The Company has broad discretion in the use of the proceeds from this Offering.***
The Company intends to use the proceeds from this offering for the purposes set forth under the section captioned "Use of Proceeds" below. However, our management has broad discretion over how these proceeds are to be used based on unforeseen technical, commercial, or regulatory issues and could spend the proceeds in ways with which you may not agree. Management may exercise poor discretion with respect to how the proceeds are used. The proceeds may not be invested effectively or in a manner that yields a favorable or any return. Any of these could result in financial losses that could have a material adverse effect on our business, financial condition, and results of operations.

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***
We were organized as a Texas Limited Liability Company on February 21, 2018. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.***
We have not been profitable in the past. Before we are able to generate any profits, we will incur significant additional losses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

***Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.***
The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among commercial beverage products;
- changes in consumer drinking habits, including trends away from certain categories, including major allergen-free, gluten-free, and non-GMO products;
- changes in awareness of the social effects of farming and commercial beverage production;
- changes in consumer perception about trendy beverages;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;

- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing, or use of our products;
- new science or research that disputes the purported healthfulness of our products; and
- adverse decisions or rulings limiting our ability to promote the benefits of our beverages.

***There can be no assurance that the company will achieve profitability.***
There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from this Offering and additional financings to finance its operations. No assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

***We may be unable to execute our business plan.***
While we are currently in the process of implementing our business plan, we have generated limited revenue to date. We face many challenges in marketing and distributing our product, including: (i) building product awareness and demand through effective marketing, (ii) sustaining demand through quality product, and (iii) entering into relationships to build our brand and effectively distribute our product. We cannot assure you that the market will accept our product and may prefer existing products or products yet to reach the market produced by our competitors. If we are unable to successfully market and distribute our product, the Company may fail, which could result in a decrease or elimination of the value of your investment in the Company.

***If we successfully execute our business plan, or exceed our projections, we may be unable to manage or sustain growth.***
The Company has not demonstrated any commercial success or proof of concept. However, if demand for our products grows rapidly, we will require additional resources. The availability of qualified personnel, ingredients, equipment, and other resources may affect our growth. In addition, rapid growth could result in new and increased responsibilities for our personnel and could strain our management, operating systems, and other resources. Our failure to effectively manage expansion, if any, could have a material adverse effect on our business, operating results, and financial condition.

***Our advertising and marketing efforts may be costly and may not achieve desired results.***
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

***The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.***
In particular, the Company is dependent on Jay Kudla (President and Managing Member), Sam Darlington (Executive Vice President and Chief Strategy Officer), and R. Jason Moorhead (Senior Vice President and Chief Technology Officer). The Company has or intends to enter into an employment agreement with Jay Kudla, Sam Darlington, and R. Jason Moorhead, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of such persons, or any member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow, and results of operations.

***Quality management plays an essential role in determining and meeting customer requirements and the expectations of our readers, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of our products.***
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance, if applicable, or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***
The Company is dependent on Jay Kudla, Sam Darlington, and R. Jason Moorhead in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Jay Kudla, Sam Darlington, or R. Jason Moorhead dies or becomes

disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

***A majority of the Company is owned by a small number of owners.***
Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding voting equity securities currently beneficially own up to 95% of the Company's equity. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***The Company has indicated that it has engaged in certain transactions with related persons.***
Please see the section of this Form C/A entitled "RELATED PARTY TRANSACTIONS" for further details.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.***
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

***We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.***
In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.***
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.***
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities,

could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

***We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.***
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

***We source certain packaging materials, such as bottles, caps, labels, kegs, and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.***
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

***Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.***
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

***We rely on agreements with third parties to provide certain services, goods, and technologies necessary to enable us to implement self-service of beverages.***
Our ability to implement and provide our services to our clients depends, in part, on services, goods, and technologies owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, and technologies on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue operations as usual. If we fail to replace these services, goods, and technologies in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with the technologies and services those vendors provide. If the services, goods, or technologies of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our business, and have an adverse effect on our financial condition and results of operations.

***There are general economic risks associated with the restaurant and bar/tavern industry.***
Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

***Significant additional labeling or warning requirements may inhibit sales of affected products.***
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products

***The sale of alcoholic beverages at our restaurant subjects us to additional regulations and potential liability.***
Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state, and municipal authorities where our restaurant is located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants and bars, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

***In Texas we are subject to "dram shop" statutes***.
Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. In Texas, dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

***Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.***
We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our restaurant. If our guests become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

***We are dependent on frequent deliveries of food products that meet our specifications***.
Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

***Increased food commodity and energy costs could decrease our operating profit margins.***
Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

***We are subject to many federal, state, and local laws with which compliance is both costly and complex.***
The restaurant industry is subject to extensive federal, state, and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business. We are subject to the ADA, which, among other things, requires our restaurant to meet federally mandated requirements for the disabled.

***There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.***
HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished

product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

***Microbreweries in Texas must comply with a number of laws and regulations, including:***

- Licenses and permits: To open a brewery in Texas, you need a variety of licenses and permits, including a Food Handler's License, Seller's Permit, and Liquor License. You also need a Federal Basic Permit from the Alcohol and Tobacco Tax and Trade Bureau (TTB).
- Self-distribution: Brewers with a brewer's license and production under 125,000 barrels per year can get a self-distribution license. This allows them to self-distribute up to 40,000 barrels per year.
- Wholesalers: Brewers must enter into written agreements with wholesalers and give them exclusive territories. Brewers can't force wholesalers to accept beer they haven't ordered, change prices based on resale prices, or require wholesalers to purchase one brand to buy another.
- Zoning laws: The location of the brewery must comply with zoning laws.
- Label approval: You need to get a federal Certificate of Label Approval (COLA) from the TTB.
- Brewpub licenses: Brewpubs can sell beer directly to consumers on-site, issued and governed by the Texas Alcoholic Beverage Commission.
- Public consumption: In standard-hours areas, you can't consume or possess alcohol in public before certain times.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***We have not prepared any audited financial statements.***

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes, in the U.S.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***Changes in federal, state, or local laws and regulations could increase our expenses and adversely affect our results of operations.***

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations, we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

***Our business could be adversely affected by legal challenges to our business model or by actions restricting our ability to provide the full range of our services in certain jurisdictions.***

We face potential risks stemming from legal challenges or regulatory actions that may impede our business operations or restrict the scope of our services within specific geographic areas. Such legal hurdles or regulatory constraints could lead to increased operational costs, compliance burdens, or limitations on our ability to offer our full suite of services. These challenges may have adverse effects on our financial performance, growth trajectory, and market expansion efforts.

Additionally, restrictions on service provision in certain jurisdictions could curtail our ability to capitalize on market opportunities and broaden our customer base, potentially impacting our revenue streams and market positioning. Investors should consider the potential implications of legal and regulatory challenges on our business operations and financial viability when assessing investment prospects.

***Changes in employment laws or regulation could harm our performance.***
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board, and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Our insurance may not provide adequate levels of coverage against claims.***
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

***We may implement new lines of business or offer new products and services within existing lines of business.***
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

***If we cannot continue to develop, acquire, market, and offer new products and services or enhancements to existing products and services that meet customer requirements, our operating results could suffer.***
The process of developing and acquiring new products and services and enhancing existing offerings is complex, costly, and uncertain. If we fail to anticipate customers' rapidly changing needs and expectations or adapt to emerging trends, our market share and results of operations could suffer. We must make long-term investments, develop, acquire, or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. If we misjudge customer needs in the future, our new products and services may not succeed, and our revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede our ability to attract new customers. As a result, our business, financial condition, or results of operations may be adversely affected.

***Maintaining, extending, and expanding our reputation and brand image are essential to our business success.***
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

***Negative public opinion could damage our reputation and adversely affect our business.***
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including loan referral practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

***The market is competitive, and our success is reliant upon our ability to keep up with rapid technological advances.***
We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation.

***We are subject to rapid technological change and dependence on new product development.***
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations, and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

***Our business model relies heavily on a concentrated market segment, making us vulnerable to risks associated with limited diversification.***
This concentration can lead to increased exposure to market fluctuations, competitive pressures, supplier and customer dependencies, regulatory changes, and technological disruptions. Potential investors should carefully consider the implications of our market concentration, as adverse developments in our primary market could significantly impact our revenue, profitability, and overall financial stability.

***The development and commercialization of our products and services is highly competitive.***
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***We may lose market share if we are unable to compete successfully against our current and future competitors.***
We operate in intensely competitive industries that experience rapid technological developments, changes in industry standards and changes in customer requirements. The markets that we serve may be fragmented, highly competitive, rapidly changing and characterized by intense price competition. Some of our competitors have financial and other resources greater than ours. We cannot assure you that we will continue to compete effectively against existing or new competitors that may enter our markets.

***Our business is subject to the risks of earthquakes, fire, power outages, floods, and other natural disasters and catastrophic events, and to interruption by man-made problems such as war and terrorism.***
A significant natural disaster or other catastrophic event, such as an earthquake, fire, flood, power outage, telecommunications failure, cyberattack, war, terrorist attack, sabotage, other intentional acts of vandalism or misconduct, geopolitical event, pandemic, or other public health crisis, such as the COVID-19 pandemic, or other catastrophic occurrence could adversely affect our business, results of operations, financial condition, and prospects. For example, the COVID-19 pandemic led to certain business disruptions, including travel bans and restrictions, shelter-in-place orders, and the postponement or cancellation of major events, which affected the economy as a whole, and, although we saw increased growth in our user base during the COVID-19 pandemic, a future pandemic or similar health event could adversely affect our business, results of operations, financial condition, and prospects. Furthermore, escalation of geopolitical tensions, including as a result of escalations in the ongoing conflict between Russia and Ukraine, or the recent escalation of conflict between Israel and the Palestinians, could have a broader impact that expands into other markets where we do business, which could adversely affect our business, vendors, partners, or the economy as a whole. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services or disruptions in our activities or the activities of our vendors, partners, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made problem could adversely impact our business, results of operations, financial condition, and prospects.

***Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.***
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***An intentional or unintentional disruption, failure, misappropriation, or corruption of our network and information systems could severely affect our business.***
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, “cyber-attacks” and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

***Intellectual property litigation could be initiated against the Company.***
There is always a risk that another party will initiate a lawsuit or other action against the Company for violating that party’s intellectual property rights, which may result in unforeseen expenses, potentially resulting in an entire loss of your investment.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.***
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

## Risks Related to Investment in our Securities

**THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.**

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***No Guarantee of Return on Investment***
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***No Guarantee of Distributions***
Distributions to members are not guaranteed and are subject to the discretion of the managing member. Regardless of the terms outlined, including preferred cash dividends or profit-sharing provisions, the company may not have sufficient funds to make distributions. Factors such as operational performance, cash flow limitations, reserves for operating expenses, or compliance with loan covenants could prevent or delay distributions. Investors should be aware that the timing and amount of any potential distributions depend on the financial condition and strategic priorities of the company.

***The Class C Membership Units will not be freely tradable until one year from the initial purchase date. Although the Class C Membership Units may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.***
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Class C Membership Units. Because the Class C Membership Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class C Membership Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Class C Membership Units is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Class C Membership Units may also adversely affect the price that you might be able to obtain for the Class C Membership Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribution thereof.

***There is no present market for the Securities, and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***You will not have a vote or influence on the management of the Company.***
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Class C Membership Units, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be

represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

***Your ownership of the shares of Class C Membership Units will be subject to dilution.***
Major Purchasers, defined as Purchasers who invest at least $50,000, will have the right to participate on a pro rata basis in any subsequent offer of Class C Membership Units. If the Company conducts subsequent offerings of other classes of membership units or securities convertible into membership units, issues membership units pursuant to a compensation or distribution reinvestment plan, or otherwise issues additional equity securities, purchasers of Class C Membership Units in this Offering who do not participate in subsequent offerings of equity securities will experience dilution in their percentage ownership of the Company's outstanding membership units. Furthermore, investors may experience a dilution in the value of their membership units depending on the terms and pricing of any equity security issuances (including the units being sold in this Offering) and the value of the Company's assets at the time of issuance.

***You will have limited information rights.***
Upon written notice from a Major Purchaser, the Company will make available the books and records required to be maintained by the Company or other reasonable information regarding the business, affairs, and financial condition of the Company. The Company may deny access to the Company's books and records and information if it deems that information previously provided was improperly used or the request was not made in good faith. As soon as is reasonably practicable after the end of each fiscal year, the Company shall provide to Major Purchasers a balance sheet of the Company and a related statement of income, loss, and change in financial position for the Company.

The Company shall provide to all Purchasers of Class C Membership Units the federal, state, and local income and other tax returns that the Company is required to file and will furnish a Schedule K-1 and the Company's tax return as soon as is reasonably practicable after the end of each fiscal year. Upon written request, the Company will provide a copy of (i) the Company's certificate of formation, including any amendments to or restatements of the certificate of formation; (ii) the Company's operating agreement, including any amendments or restatements; and (iii) federal, state, and local tax returns of the Company for each of the preceding six years.

All other information shall be provided at the discretion of the Company.

***The Securities will be equity interests in the Company and will not constitute indebtedness.***
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities. Dividends are payable only if, when, and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions, and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.***
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related, or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company does not anticipate paying any cash dividends for the foreseeable future.***
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Class C Membership Units.

***The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.***
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction. Upon the occurrence of events constituting a liquidation event or change of control, we may not have sufficient funds to repurchase the Securities in cash at such time or have the

ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

***We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.***
Upon the occurrence of events constituting a liquidation event or change of control, we may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

***Affiliates of the Company, including officers, directors, and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.***
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

***The Company has the right to conduct multiple closings during the Offering.***
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

***The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

---

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C/A contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C/A include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C/A.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C/A primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section entitled "RISK FACTORS" and elsewhere in this Form C/A. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C/A. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C/A relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C/A to reflect events or circumstances after the date of this Form C/A or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C/A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

---

## MARKET & INDUSTRY DATA

This Form C/A contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "RISK FACTORS."

## THE COMPANY

### Business & Anticipated Business Plan

Cork & Barrel is a craft kitchen and microbrewery located in Round Rock, Texas that seamlessly blends authentic Irish pub culture with Texas-inspired cuisine and hospitality. Since its grand opening on St. Patrick's Day 2021, the business has become a popular destination, benefiting from its strategic location on a 3.3-acre property along the growing economic hub near the Highway 79 corridor. Surrounded by major economic developments, including the Dell Diamond Baseball Stadium, Samsung semiconductor plant, and the $550 million Kalahari Resort, Cork & Barrel is well-positioned to capture foot traffic from a growing population of local professionals and visitors. The venue offers a unique dining experience with scratch-made dishes crafted by Executive Chef Rob Snow, in-house brewed craft beers like a blueberry wheat beer and vanilla stout, and diverse entertainment spaces such as a speakeasy and outdoor beer garden. The restaurant has garnered recognition with nine community awards and a following of over 8,700 Facebook and 5,900 Instagram followers.

The business has a growth plan that focuses on eliminating financial challenges and expanding its brand visibility to enhance foot traffic and revenue streams. To address high-interest debt from City Bank, which had an outstanding balance of $4.2 million on November 14, 2024, Cork & Barrel aims to secure $5 million in equity investment, including the proceeds from this offering, to pay down these obligations with the goal to improve financial flexibility. Additionally, the company plans to implement facility upgrades, such as patio renovations (foul weather curtains), to provide year-round service in its pavilion.

In April 2023, RS3 launched a satellite location under the Cork & Barrel name at Dell Diamond Baseball Stadium, home of Austin's Triple-A Minor League Baseball team, the Round Rock Express. Northern Ireland Enterprises, LLC, receives minimal royalty payments from this location through a handshake agreement with the RS3 board of directors. RS3 is also developing another Cork & Barrel-branded satellite location at Crystal Falls Golf Club, slated for completion in early 2025. As of December 2024, RS3 intends to enter into a formal agreement with the City of Leander, which owns Crystal Falls Golf Club, to secure a 4% royalty fee payable to Northern Ireland Enterprises for use of  the Cork & Barrel name. The Company believes these satellite locations will strengthen the brand's presence in North Austin and enhance visibility.

Cork & Barrel serves a diverse clientele, including local patrons and visitors drawn by its proximity to major attractions. The restaurant has built a reputation for offering a “home away from home” atmosphere, supported by partnerships with key organizations such as RS3 Strategic Hospitality and Ryan Sanders Baseball. These affiliations provide operational efficiencies, cross-promotion opportunities, and access to valuable resources, helping Cork & Barrel differentiate itself in a competitive market. Other initiatives include hosting larger events like Corktoberfest and a St. Patrick’s Day event, a charity golf tournament, and themed gatherings that continue to establish Cork & Barrel as a lively community hub. Unlike its competitors, which include establishments like Jack & Ginger’s, B.D. Riley’s Irish Pub, and The Pub, Cork & Barrel sets itself apart with its innovative offerings, unique location in Round Rock, and strong community engagement.

The company has faced significant challenges since its inception, particularly launching during the COVID-19 pandemic and managing financial pressures from high-interest loans. However, Cork & Barrel has steadily grown by leveraging its strong community ties, expanding service offerings, and capitalizing on its prime location in one of the fastest-growing regions in the U.S.

### Products & Services

| Product / Service | Development Stage | Description | Market |
|---|---|---|---|
| Restaurant | Completed | The restaurant is fully operational. | Austin Metro Food & Beverage Market |

The satellite locations, branded under the Cork & Barrel name but owned and operated by RS3, serve as extensions of the Cork & Barrel brand through strategic partnerships. The Dell Diamond location, which opened in April 2023, is fully operational and generates nominal royalty payments to Northern Ireland Enterprises, LLC under a handshake agreement with the RS3 board of directors. A second location at Crystal Falls Golf Club is currently under development, with completion expected in early 2025. Plans are underway to establish a formal agreement for a 4% royalty fee to Northern Ireland Enterprises once operations begin.

**Directors & Officers**

| Name | Board Service | Company Position(s) | Principal Occupation(s) | Business Experience |
|---|---|---|---|---|
| Jay Kudla | President, Managing Member | Founder and President<br>*February 2018 – Present*<br>*Austin, TX*<br>Oversees general business and operations of the company.<br>Sets vision and strategy.<br>Oversees company financial performance. | Cork & Barrel, Founder and President<br>*February 2018 – Present*<br>*Austin, TX*<br>RS3 Strategic Hospitality, President<br>*January 2020 – Present*<br>*Austin, TX* | A 30-year veteran in the sports and entertainment hospitality industry.<br>Prior to RS3, Jay Kudla served as Regional Vice President for Centerplate, leading operations for various venues including FedEx Field, then the largest stadium in the NFL and home of the Washington Redskins.<br>His multi-unit management background also includes overseeing operations in the MLB, NBA, NFL, NCAA, NASCAR, MiLB and NHL, as well as both Super Bowl XXXVI in New Orleans, LA and Super Bowl XLII in Glendale, AZ |
| Samuel Darlington | Executive Vice President and Chief Strategy Officer | Co-Founder, and Executive Vice President<br>*February 2018 – Present*<br>*Austin, TX*<br>Oversees general business and operations of the company.<br>Implements strategic business plans.<br>Works directly with the President. | Cork & Barrel, Co-Founder and EVP<br>*February 2018 – Present*<br>*Austin, TX*<br>Emerald Meadows Construction, Owner & General Contractor<br>*January 1995 – Present*<br>S2 Creative, Co-Founder & Owner<br>*April 2014 - Present* | A native son of Belfast, Ireland, with military, construction, and maritime experience. As the owner and operator of Emerald Meadows Construction for over three decades, his portfolio has included million-dollar homes, churches, medical facilities, airplane hangars, taverns, and restaurant storefronts. |
| R. Jason Moorhead | Senior Vice President and Chief Technology Officer | Senior Vice President<br>*February 2018 – Present*<br>*Austin, TX*<br>Advises leadership on business strategy.<br>Oversees company IT services and systems. | Cork & Barrel, Founder and Senior Vice President<br>*February 2018 – Present*<br>*Austin, TX*<br>Epicor, Senior Manager of Global IT Infrastructure<br>*June 2020 - Present*<br>*Austin, TX* | Jason has 25 years of experience managing enterprise IT architecture, storage, and design for various global firms:<br>Data Center ownership<br>Active Directory, MFA, Exchange, SSO<br>Virtualization consisting of 10k+ VMs<br>Storage services in three global regions across multiple vendors<br>Private cloud support and updates for customers running in Windows and Linux<br>Disk-based backup and restore of over 1PB of data<br>Azure security and subscription management |

## Legal Matters

Covered Persons
Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

Governmental/Regulatory Approval and Compliance
The Company is subject to U.S., State of Texas, and local laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, retail food service, retail alcohol sales, and other areas.

Required licenses and permits specific to the operation of a restaurant and microbrewery in the state of Texas include, but may not be limited to, food handler's licensing, a food seller's permit, a liquor license, and a food facility health permit. In addition, microbreweries in Texas must comply with a number of laws and regulations, including:

- Licenses and permits: To open a brewery in Texas, you need a variety of licenses and permits, including a Food Handler's License, Seller's Permit, and Liquor License. You also need a Federal Basic Permit from the Alcohol and Tobacco Tax and Trade Bureau (TTB).
- Self-distribution: Brewers with a brewer's license and production under 125,000 barrels per year can get a self-distribution license. This allows them to self-distribute up to 40,000 barrels per year.
- Wholesalers: Brewers must enter into written agreements with wholesalers and give them exclusive territories. Brewers can't force wholesalers to accept beer they haven't ordered, change prices based on resale prices, or require wholesalers to purchase one brand to buy another.
- Zoning laws: The location of the brewery must comply with zoning laws.
- Label approval: You need to get a federal Certificate of Label Approval (COLA) from the TTB.
- Brewpub licenses: Brewpubs can sell beer directly to consumers on-site, issued and governed by the Texas Alcoholic Beverage Commission.
- Public consumption: In standard-hours areas, you can't consume or possess alcohol in public before certain times.

Failure to comply with these and any other applicable laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

Bad Actor Disclosure
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

---

## DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

*Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C/A and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C/A and should be reviewed in their entirety.*

### Results of Operations

The company was organized in February 2018, and the Cork and Barrel Craft Kitchen and Microbrewery officially opened to customers in early 2021. In its inaugural year, the company generated $4.1 million in revenue, achieving a gross profit of $2.6 million. Operating expenses in 2021 totaled $2.6 million, and the company reported a net loss of $457,838 for the year. In 2022, the company continued its operations, recording $3.7 million in revenue and a gross profit of $2.4 million. Operating expenses rose to $2.7 million, and the company recorded a net loss of $489,105 for 2022. In 2023, the company achieved $3.8 million in revenue and a gross profit of $2.6 million. Operating expenses increased to $2.9 million, and the company posted a net loss of $517,271 for 2023. Operations in 2024 remain similar to its first three years of operation. Through September 2024, the company generated $2.9 million in total revenue. It had $336K in net losses, representing a decrease of 13% from the net losses incurred during the same period in 2023. Through September 2024, the company burned an average of $22K a month through the first nine months of 2024. As of September 2024, Cork & Barrel had $811,917 in cash on hand. Despite the steady revenue performance over the years, the company has yet to reach profitability. Although Cork & Barrel remains optimistic about its long-term prospects, it does not expect to turn a profit in 2024.

### Material Changes and Trends

Between 2021 and September 2024, a significant material change impacted the company's financial position and operational strategy: an increase in the interest rate on its City Bank real estate loan from 4.25% to 8.25% in November 2023. This rate hike was triggered by a covenant breach involving the Debt Service Coverage Ratio (DSCR), which was required to be maintained at 1.2 but fell short. The company's best DSCR performance in 2023 was 0.66, with previous years (2021 and 2022) reflecting even lower ratios due to the challenges of recovering from the COVID-19 pandemic. These metrics raised concerns for the bank.

Instead of issuing a full amendment, the bank sent a certified letter notifying the company of the rate increase and the condition that the 8.25% interest rate would remain in effect until the DSCR reached the required 1.2 level. Additionally, the bank required the establishment of a $360,000 capital reserve account as collateral. This reserve is refundable once the DSCR achieves compliance. As of December 31, 2023, the DSCR was last recorded at 0.09, significantly below the required threshold. The next DSCR will be calculated by City Bank after FY 2024 financials are completed.

### Liquidity and Capital Resources

The Offering proceeds are essential to the company's operations. It plans to use the proceeds as set forth under "Use of Proceeds", which is an indispensable element of its business strategy. As of September 2024, Cork & Barrel had $811,917 in cash on hand, including the $360,000 in the City Bank capital reserve account. While the non-reserve cash balance provides some operational flexibility, the company continues to face significant liquidity challenges due to ongoing net losses and substantial debt obligations. The company's total debt as of November 2024 stood at $7.2 million, comprised of the $4.2 million City Bank loan and a $3 million SBA loan. The recent increase in the interest rate on the City Bank loan to 8.25% has placed additional strain on cash flows, further elevating the company's financial burden. These factors underscore the importance of strategic efforts to reduce debt, improve cash flow, and secure additional capital to address liquidity needs and support the company's growth initiatives.

### Capital Expenditures and Other Obligations

The company's only foreseeable capital expenditure is the planned purchase of outdoor curtains for $20,000, which will allow for increased year-round service capacity. While no other significant capital expenditures are currently planned, the company may incur unexpected costs to maintain or improve its operational capacity as needed.

Managing the aforementioned debt obligations remains a priority for the company as it seeks to reduce financial strain and improve cash flow through strategic initiatives.

---

## THE OFFERING

The Company is offering up to 2,470 of Class C Membership Units for up to $1,235,000. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "**Minimum Amount**"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 28, 2025 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,235,000 (the "**Maximum Amount**"), and the additional Securities will be allocated at the Company's discretion.

The purchase price of the Units was determined primarily by the anticipated capital needs of the Company and bears no relationship to any established criteria of value such as book value, sales per Unit, or earnings per Unit.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Securities Corporation, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary.

### Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Issuer shall also pay an escrow fee equal to the greater of $1,000 or 35 basis points of the total amount raised, whichever is greater, upon distribution of funds from escrow at the time of closing.

## Stock, Warrants and Other Compensation

At the conclusion of the Offering, the Intermediary will receive a number of securities that is equal to two percent (2%) of the total number of securities sold in the Offering.

## Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

---

## THE SECURITIES

We request that you review the Term Sheet, Operating Agreement and its amendments, and Subscription Agreement in conjunction with the following summary information of the Securities.

### Authorized Capitalization

See the “Company Securities Issued & Outstanding” section for details concerning our authorized capitalization.

### Definitions

**Membership Unit or Unit.** Individual or fractional ownership in the company.

**Price per Unit.** The Price per Unit is $500.00.

**Pre-Money Valuation.** $5.2 million. The Pre-Money Valuation was calculated as follows: The company intends to raise a total of $5 million—including the proceeds from this offering—and is willing to offer up to 49% of equity ownership to Class C Members. This implies a post-money valuation of $10.2 million (calculated as $5 million divided by 49%). Subtracting the total amount the company intends to raise from the post-money valuation results in a pre-money valuation of $5.2 million.

**Member.** Owner of Membership Units.

**Manager.** Managing Member of Northern Ireland Enterprises, LLC: Jay Kudla.

**Major Purchasers.** Purchasers who have invested at least $50,000.

**Operating Agreement.** Operating Agreement of Northern Ireland Enterprises, LLC, and all its amendments attached hereto as Exhibit F. The operating agreement, and its amendments are dated as follows:

- Company Operating & Shareholder Agreement - October 2018
- Company Operating & Shareholder Agreement Amendment 1 - January 2024
- Company Operating & Shareholder Agreement Amendment 2 - November 2024

**Right of First Refusal.** Subject to transfer limitations and restrictions, no Member shall sell Units to another purchaser unless such Member first offers to sell the offered Units to the Company at the same terms and purchase price. In such case, the Member first must receive a bona fide written offer from a purchaser in order for a purchase price to be determined. The Member then shall notify the Company of the written offer and allow the Company to purchase the offered Units during a purchase period that lasts up to the 30th day at 11:59 PM (local time) from the Member’s written notice.

### Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company’s competitors, as determined by the Company in good faith.

Lastly, the Securities have transfer limitations as outlined in the Company’s Operating Agreement and Term Sheet, which include but is not limited to the Right of First Refusal.

**Investor Rights and Preferences**
**(No voting, anti-dilution, liability, dividend, interest, or preferred return)**

**Voting**. The Securities have no voting rights as described in the Operating Agreement and Term Sheet. Investors who purchase Class C Membership Units shall have no voting, approval, or consent rights to call meetings of the Members. Except as otherwise required in the Operating Agreement, which may be amended in the future to include or define specific voting rights for Members of this class or another class, a vote, consent, or approval of Members holding a majority of the units entitled to vote shall be sufficient to authorize or approve all matters in which a vote, approval or consent of the Members is required. This means the Managers of the Company have operational control of the Company and can make decisions without a vote or influence from any other Members. For the avoidance of doubt, the Membership Units purchased in this Offering will have no voting rights or influence in the Company. Therefore, there are no "proxy voting appointments" for the Class C Members.

**Dilution**. Major Purchasers will have the right to participate on a pro rata basis in any subsequent offer of Class C Membership Units. The Securities do not otherwise have anti-dilution rights.

**Liability**. No Member shall be personally liable for any debt, obligation, or liability of the Company, except as provided by law or as specifically provided otherwise within the Operating Agreement. All persons dealing with the Company will have recourse solely to the assets of the Company for the payment of the debts, obligations, or liabilities of the Company.

**Dividend, Interest, Preferred Return**. Unless expressly set forth in the Company's Operating Agreement, no interest, dividend, or preferred return shall be payable with respect to investment in Class C Membership Units.

**Distributions**. Subject to the terms of the Operating Agreement:

Initial Return of Invested Capital
Class B, Class B-1, and Class C Members will collectively be entitled to receive 75% of the net profits of the Company, subject to (i) the Company's obligation to maintain reserves equal to no less than two months' average operating expenses, as determined by management, and (ii) the Company's debt servicing obligations, which management may prioritize over distributions to stakeholders. Distributions will be made pro rata among Class B, Class B-1, and Class C Members until each Member in these Classes has received total distributions equal to 150% of their initial capital contribution to the Company.

Class B-1 Members will be entitled to the following additional benefits:
- Preferred Cash Dividends: An 8% preferred cash dividend, paid at the discretion of the Northern Ireland Enterprises, LLC, Managing Member.
- Liquidation Preference: In the event of liquidation, Class B-1 Members will receive a priority payout if liquidation is less than total investment, ensuring their investment is repaid in full before any remaining proceeds are distributed, provided that liquidation proceeds are insufficient to repay the total investment.

**Information Rights**. Upon written notice from a Major Purchaser, the Company will make available books and records required to be maintained by the Company or other reasonable information regarding the business, affairs, and financial condition of the Company. The Company may deny access to the Company's books and records and information if it deems that information previously provided was improperly used or the request was not made in good faith. As soon as is reasonably practicable after the end of each fiscal year, the Company shall provide to Major Purchasers a balance sheet of the Company and a related statement of income, loss, and change in financial position for the Company.

The Company shall provide to all Purchasers of Class C Membership Units the federal, state, and local income and other tax returns that the Company is required to file and will furnish a Schedule K-1 and the Company's tax return as soon as is reasonably practicable after the end of each fiscal year. Upon written request, the Company will provide a copy of (i) the Company's certificate of formation, including any amendments to or restatements of the certificate of formation; (ii) the Company's operating agreement, including any amendments or restatements; and (iii) federal, state, and local tax returns of the Company for each of the preceding six years.

All other information shall be provided at the discretion of the Company.

**IPO Lock Up**

Upon the event of an initial public offering, Northern Ireland Enterprises, LLC may need to transition into a new entity, enabling its equity securities to be tradeable on a public exchange. In doing so, the equity interests in the Company will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

## Other Material Terms

No Member may withdraw such Member's contributions of capital to the Company or demand and receive property of the Company, except as may be specifically provided in the Operating Agreement or as required by law.

If the Manager determines in good faith that a Member provided the Company with inaccurate information in connection with the Member's investment in the Company, including, without limitation, Company's decision to accept the Member's investment, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, the Company may (but shall not be required to) repurchase the Member's Units for an amount equal to the purchase price paid for the Member's Units less any distributions made to the Member.

---

## USE OF PROCEEDS

Northern Ireland Enterprises, LLC plans to use proceeds from the Offering to help eliminate the high-interest City Bank debt, which had an outstanding balance of $4.2 million as of November 14, 2024. If the company reaches its maximum offering amount of $1,235,000, it will allocate $20,000 towards purchasing and implementing outdoor patio curtains.

The percentage allocated to each Company objective may vary depending on proceeds raised, and the information presented is not inclusive of payments to financial and legal service providers incurred in connection with the Offering and due in advance of the Offering's close.

The Company has the discretion to alter how proceeds are used based on general economic conditions or a change in business needs.

| | Aggregate Minimum Offering Amount | Aggregate Maximum Offering Amount |
|---|---|---|
| **Total Proceeds** | $ 25,000 | $ 1,235,000 |
| **(Intermediary Fees)** | $ (1,250) | $ (61,750) |
| **(Escrow Fees)** | $ (1,000) | $ (4,322.50) |
| **Net Proceeds** | $ 22,750 | $ 1,168,928 |

The information presented below is net of intermediary fees and escrow-related fees incurred in connection with the Offering and due in advance of the Offering's close.


Target Offering Amount Chart
100%
Removal of City Bank Debt


Maximum Offering Amount Chart
2%
98%
Removal of City Bank Debt
Outdoor Patio Curtains

<u>Removal of City Bank Debt</u>
Funds will be used towards eliminating the City Bank Debt

<u>Outdoor Patio Curtains</u>
The company will purchase outdoor patio curtains to protect customers from foul weather on its patio

---

## OWNERSHIP & CAPITAL STRUCTURE

### Company Securities Issued & Outstanding

| Security | Amount Authorized | Amount Issued & Outstanding | Voting Rights | Other Rights or Terms | How this security may limit, dilute, or qualify securities issued in the Offering | Ownership Percentage (if converted prior to Offering) |
|---|---|---|---|---|---|---|
| Class A Membership Units | 56 | 56 | One vote per Class A Member | Class A Members receive 75% of the company's net profits (after maintaining reserves of at least two months' average operating expenses) until they receive 150% of their initial capital contributions.<br>Limitations on withdrawals and transfers<br>No liability | This security will be diluted if/when the Company issues additional membership units. | 50% |
| Class B Membership Units | 50 | 50 | One vote per Class B Member if the consent of the Class B Members is specifically requested by the Class A Members | Class B Members receive 75% of the company's net profits (after maintaining reserves of at least two months' average operating expenses) until they receive 150% of their initial capital contributions.<br>Limitations on withdrawals and transfers<br>No liability | This security will be diluted if/when the Company issues additional membership units. | 23.697% |

**Company Securities Issued & Outstanding (cont'd)**

| Security | Amount Authorized | Amount Issued & Outstanding | Voting Rights | Other Rights or Terms | How this security may limit, dilute, or qualify securities issued in the Offering | Ownership Percentage (if converted prior to Offering) |
|---|---|---|---|---|---|---|
| Class B-1 Membership Units | 55.5 | 55.5 | No Votes | Class B-1 Members receive 75% of the company's net profits (after maintaining reserves of at least two months' average operating expenses) until they receive 150% of their initial capital contributions. Additionally, Class B-1 members are entitled to an 8% preferred cash dividend (at the discretion of management) and priority payouts if liquidation proceeds are less than the total investment.<br>Limitations on withdrawals and transfers<br>No liability | This security will be diluted if/when the Company issues additional membership units. | 26.303% |

There are no securities reserved for issuance upon exercise or conversion.

---

## Principal Security Holders

As of the date hereof, a majority of the Company is owned by Jay and Jennifer Kudla, Sam and Christina Darlington, and R. Jason Moorhead.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

| Name | Security | Number Held | Voting Power Prior to Offering |
|---|---|---|---|
| Jay Kudla & Jennifer Kudla | Class A Membership Units | 22 | 39% |
| Sam Darlington & Christina Darlington | Class A Membership Units | 20 | 36% |
| R. Jason Moorhead | Class A Membership Units | 11 | 20% |

The Company has not conducted any exempt offerings within the past three years.

## Material Terms of Any Debt

| Creditor | Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms |
|---|---|---|---|---|
| SBA PPP Loan – Wells Fargo | $2,953,560 as of November 1, 2024 | 1.42% | July 14, 2046 | The loan is secured by a mortgage on the land and building, which have a fair market value of $10 million, based on a 2021 appraisal of $7.7 million + $2.3 million furniture, fixtures, and equipment (FF&E). It also includes an assignment of all leases and rents related to the premises as collateral, subject to the terms and conditions of the agreement. |
| Real Estate Loan – City Bank | $4,215,268 as of November 14, 2024 | 8.25% | June 11, 2041 | The loan was used to finance the ground-up construction of land and improvements in Williamson County, Texas, and is secured by a mortgage on the land and building, with a fair market value of $10 million, based on a 2021 appraisal of $7.7 million + $2.3 million FF&E.<br><br>The loan was issued with an original interest rate of 4.25% in June 2021. In 2024, due to the failure to meet certain covenants, City Bank triggered a clause that increased the interest rate from 4.25% to 8.25% and required the Company to deposit an additional $360,000 into a reserve account |

## Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

As of December 20, 2024, the Company has engaged in the following transactions which may give rise to a conflict of interest with the Company, its operations, or its security holders.

| Related Party | Relationship to Company | Dollar Amount | Nature of Transaction |
|---|---|---|---|
| Jay Kudla | Founder, President, Class A Member | $220,000 | Capital investment for membership interests. |
| Jennifer Kudla | Class A Member | $280,000 | Capital investment for membership interests. |
| Sam Darlington | Founder, Class A Member | $280,000 | Capital investment for membership interests. |
| Christina Darlington | Class A Member | $120,000 | Capital investment for membership interests. |
| R. Jason Moorhead | Class A Member | $400,000 | Capital investment for membership interests. |
| R. Jason Moorhead | Class A Member | $500 | Investment in this Offering |

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Jay Kudla, certify that:

(1) the accompanying unaudited financial statements of Northern Ireland Enterprises, LLC, comprised of the balance sheet and the related statements of income (deficit), stockholder's equity, and cash flows for the fiscal years ended December 31, 2023 and December 31, 2022, and the related notes to said financial statements (collectively, the "**Financial Statement**"), are true and complete in all material respects; and

(2) the tax return information of Northern Ireland Enterprises, LLC included herein reflects accurately the information reported on the tax return for Northern Ireland Enterprises, LLC filed for the fiscal year(s) ended December 31, 2023.

/s/ Jay Kudla
(Signature)

Jay Kudla
(Name)

Founder and President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following person(s) in the capacities and on the dates indicated.

/s/ Jay Kudla
(Signature)

Jay Kudla
(Name)

Founder and President
(Title)

December 20, 2024
(Date)

---

**EXHIBITS**

| | |
|---|---|
| Exhibit A | Financial Statements |
| Exhibit B | Company Summary |
| Exhibit C | Subscription Agreement |
| Exhibit D | Term Sheet |
| Exhibit E | Pitch Deck |
| Exhibit F | Operating Agreements |
| Exhibit G | Articles of Organization |
| Exhibit H | Webinar Transcript |

---

# EXHIBIT A

## *Financial Statements*

# NORTHERN IRELAND ENTERPRISES, LLC

## REVIEWED FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2023 AND 2022
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



# INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Northern Ireland Enterprises, LLC
Austin, Texas

We have reviewed the accompanying financial statements of Northern Ireland Enterprises, LLC (the "Company,"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of members' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

October 28, 2024
Los Angeles, California

**NORTHERN IRELAND ENTERPRISES, LLC**

**BALANCE SHEETS**

**(UNAUDITED)**

| As of December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| **Current Assets:** | | | | |
| Cash & Cash Equivalents | $ | 748,584 | $ | 729,563 |
| Accounts Receivable, net | | 112,153 | | 102,687 |
| Inventory | | 11,599 | | 23,500 |
| Prepaids and Other Current Assets | | 9,127 | | 27,662 |
| **Total Current Assets** | | **881,463** | | **883,412** |
| | | | | |
| Property and Equipment, net | | 9,171,898 | | 9,371,728 |
| **Total Assets** | **$** | **10,053,361** | **$** | **10,255,140** |
| | | | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| **Current Liabilities:** | | | | |
| Accounts Payable | $ | 684,671 | $ | 1,155,082 |
| Credit Cards | | 115 | | 3,747 |
| Current Portion of Loans and Notes | | 217,425 | | 93,913 |
| Deferred Revenue | | 32,706 | | 26,612 |
| Other Current Liabilities | | 42,422 | | 38,184 |
| **Total Current Liabilities** | | **977,339** | | **1,317,538** |
| | | | | |
| Promissory Notes and Loans | | 6,972,699 | | 7,246,008 |
| **Total Liabilities** | | **7,950,038** | | **8,563,546** |
| | | | | |
| **MEMBERS' EQUITY** | | | | |
| Members' Equity | | 2,103,323 | | 1,691,594 |
| **Total Members' Equity** | | **2,103,323** | | **1,691,594** |
| | | | | |
| **Total Liabilities and Members' Equity** | **$** | **10,053,361** | **$** | **10,255,140** |

*See accompanying notes to financial statements.*

**NORTHERN IRELAND ENTERPRISES, LLC**

**STATEMENTS OF OPERATIONS**

**(UNAUDITED)**

| For The Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 3,768,372 | $ 3,678,204 |
| Cost Of Goods Sold | 1,191,084 | 1,241,736 |
| **Gross Profit** | **2,577,288** | **2,436,468** |
| | | |
| **Operating Expenses** | | |
| General And Administrative | 2,869,548 | 2,675,267 |
| Sales And Marketing | 31,940 | 39,500 |
| **Total Operating Expenses** | **2,901,488** | **2,714,767** |
| | | |
| **Operating Loss** | **(324,200)** | **(278,299)** |
| | | |
| Interest Expense | 291,661 | 243,516 |
| Other Income | (98,590) | (32,710) |
| **Loss Before Provision For Income Taxes** | **(517,271)** | **(489,105)** |
| Provision/(Benefit) For Income Taxes | - | - |
| **Net Loss** | **$ (517,271)** | **$ (489,105)** |

*See accompanying notes to financial statements.*

**NORTHERN IRELAND ENTERPRISES, LLC**

**STATEMENTS OF CHANGES IN MEMBERS' EQUITY**

**(UNAUDITED)**

| (USD $ in Dollars) | | Members' Equity |
|---|---|---|
| **Balance—December 31, 2021** | **$** | **2,000,699** |
| Capital Contribution | | 180,000 |
| Net Loss | | (489,105) |
| **Balance—December 31, 2022** | **$** | **1,691,594** |
| Capital Contribution | | 929,000 |
| Net Loss | | (517,271) |
| **Balance—December 31, 2023** | **$** | **2,103,323** |

*See accompanying notes to financial statements.*

## NORTHERN IRELAND ENTERPRISES, LLC

### STATEMENTS OF CASH FLOWS

### (UNAUDITED)

| For The Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net Loss | $ (517,271) | $ (489,105) |
| ***Adjustments to reconcile net loss used in operating activities*** | | |
| Depreciation of Property | 250,604 | 186,000 |
| **Changes in operating assets and liabilities:** | | |
| Accounts Receivable, net | (9,466) | 12,989 |
| Inventory | 11,901 | 3,415 |
| Prepaids and Other Current Assets | 18,535 | 19,796 |
| Accounts Payable | (470,411) | 359,149 |
| Credit Cards | (3,632) | (632) |
| Deferred Revenue | 6,094 | 26,612 |
| Other Current Liabilities | 4,238 | (46,203) |
| **Net Cash (Used In)/Provided By Operating Activities** | **(709,408)** | **72,021** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of Property and Equipment | (50,774) | (22,687) |
| **Net Cash Used In Investing Activities** | **(50,774)** | **(22,687)** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Capital Contribution | 929,000 | 180,000 |
| Repayment of Promissory Notes and Loans | (149,797) | (258,950) |
| **Net Cash Provided By/(Used In) Financing Activities** | **779,203** | **(78,950)** |
| | | |
| **Change In Cash And Cash Equivalents** | **19,021** | **(29,616)** |
| Cash And Cash Equivalents—Beginning Of Year | 729,563 | 759,179 |
| **Cash And Cash Equivalents—End Of Year** | **$ 748,584** | **$ 729,563** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash Paid During The Year For Interest | $ 291,661 | $ 243,516 |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATION

Northern Ireland Enterprises, LLC was incorporated on February 21, 2018, in the state of Texas. The financial statements of Northern Ireland Enterprises, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

The company operates a craft kitchen and microbrewery by the name of Cork & Barrel in Austin, Texas. Cork & Barrel is an authentic and historical Irish pub experience with Texas modernism, innovation and hospitality, featuring proprietary scratch menu, signature mixology, onsite microbrewery, and a large outdoor covered patio.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

### Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

### Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents exceeded FDIC-insured limits by $359,428 and $207,796, respectively.

### Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

### Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses

over the life of an exposure based on historical information, current information and reasonable supportable forecasts.
The company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined that no allowance for expected credit loss is necessary.

**Inventories**

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

**Property and Equipment**

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Buildings | 40 years |
| Computers | 5 years |
| Furniture and Fixtures | 5 years |
| Machinery & Equipment | 5 years |

**Impairment of Long-Lived Assets**

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

**Revenue Recognition**

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company earns revenue from the sale of food and beverages at its location based in Austin, Texas and revenue is recognized at the point in time when the customer consumes the food and beverages and resultantly, the performance obligation is satisfied.

**Cost of Sales**

Cost of sales includes the cost of food sold in-house, beverages and paper supplies.

**Income Taxes**

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes; therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3*** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Advertising & Promotional Costs**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $31,940 and $39,500, which is included in sales and marketing expenses.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 28, 2024, which is the date the financial statements were available to be issued.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Prepaid Expenses | $ 9,127 | $ 10,540 |
| Receivable for Refunds from SBA | - | 17,122 |
| **Total Prepaids and Other Current Asset** | **$ 9,127** | **$ 27,662** |

Other current liabilities consist of the following:

| **As of December 31,** | **2023** | **2022** |
|---|---|---|
| Accrued Expense | $ 844 | $ 2,954 |
| Accrued Payroll | 38,339 | 35,230 |
| Tips Payable | 3,239 | - |
| **Total Other Current Liabilities** | **$ 42,422** | **$ 38,184** |

## 4. INVENTORY

Inventory consists of the following:

| **As of December 31,** | **2023** | **2022** |
|---|---|---|
| Raw Materials | $ 11,599 | $ 23,500 |
| **Total Inventory** | **$ 11,599** | **$ 23,500** |

## 5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| **As of December 31,** | **2023** | **2022** |
|---|---|---|
| Land | $ 1,728,387 | $ 1,728,387 |
| Buildings | 7,784,968 | 7,745,764 |
| Computers | 17,559 | 17,559 |
| Furniture and Fixtures | 111,481 | 111,481 |
| Machinery & Equipment | 165,352 | 153,782 |
| **Property and Equipment, at cost** | **9,807,747** | **9,756,973** |
| Accumulated Depreciation | (635,849) | (385,245) |
| **Property and Equipment, net** | **$ 9,171,898** | **$ 9,371,728** |

Depreciation expenses for the years ended December 31, 2023, and 2022 were $250,604 and $186,000, respectively.

## 6. DEBT

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

| | | | | | **As of December 2023** | | | **As of December 2022** | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Debt Instrument Name** | **Principal Amount** | **Interest Rate** | **Borrowing Period** | **Maturity Date** | **Current Portion** | **Non-Current Portion** | **Total Indebtedness** | **Current Portion** | **Non-Current Portion** | **Total Indebtedness** |
| SBA PPP Loan | $ 3,256,000 | 1.42% | 14/07/2021 | 14/07/2046 | $ 103,663 | $ 2,912,078 | $ 3,015,740 | $ 83,421 | $ 3,015,740 | $ 3,099,161 |
| City Bank- Real Estate Loan | 4,265,949 | 8.25% | 11/06/2021 | 11/06/2041 | 113,763 | 4,181,713 | 4,295,475 | 10,492 | 4,295,475 | 4,305,967 |
| Debt Issuance Costs | - | - | - | - | | (121,091) | (121,091) | | (65,207) | (65,207) |
| **Total** | | | | | **$ 217,425** | **$ 6,972,699** | **$ 7,190,124** | **$ 93,913** | **$ 7,246,008** | **$ 7,339,922** |

On June 11, 2021, the Company secured a $7,695,849 loan from City Bank at an interest rate of 8.25%, with a 20-year term from the issuance date. During 2021, the loan balance was reduced to $4,290,997 through a principal payment made from the SBA loan. The funds were used to finance the ground-up construction of land and improvements in Williamson County, Texas, and the loan is secured by a mortgage on the land and building, which have a fair market value of $10,000,000. In November of 2023, due to the failure to meet certain covenants, City Bank triggered a clause that increased the interest rate from 4.25% to 8.25% and required the Company to deposit an additional $360,000 into a reserve account

On July 14, 2021, the Company secured a $3,256,000 loan from the Small Business Administration (SBA) at an interest rate of 1.42%, with a 25-year term from the issuance date. The loan was used to finance the ground-up construction of land and improvements in Williamson County, Texas, and is secured by a mortgage on the land and building, with a fair market value of $10,000,000.

The summary of the future maturities is as follows:

| As of December 31, | 2023 |
|---|---|
| 2024 | $ 332,061 |
| 2025 | 333,700 |
| 2026 | 335,363 |
| 2027 | 337,049 |
| Thereafter | 5,851,951 |
| **Total** | **$ 7,190,124** |

## 7. EQUITY AND CAPITALIZATION

The ownership percentages of the members are as follows:

| Member's name | Class | Number of Units | Ownership percentage |
|---|---|---|---|
| Johnathon Kudla | A | 11 | 7% |
| Jennifer Kudla | A | 11 | 7% |
| R. Jason Moorhead | A | 11 | 7% |
| Christina Darlington | A | 10 | 6% |
| Sam Darlington | A | 10 | 6% |
| Others | A | 3 | 2% |
| **TOTAL Class A Units** | **B** | **56** | **35%** |
| Sam Darlington | B | 4 | 2% |
| R. Jason Moorhead | B | 4 | 2% |
| Jennifer Kudla | B | 2 | 1% |
| Christina Darlington | B | 2 | 1% |
| Johnathon Kudla | B | 1 | 1% |
| RRE Investors, LLC | B | 6 | 4% |
| Karen Reilly | B | 5 | 3% |
| Rabb Ventures, LLC | B | 2 | 1% |
| Others | B | 24 | 15% |
| **CLASS "B" TOTALS** | **B-1** | **50** | **31%** |
| RRE Investors, LLC | B-1 | 9 | 5.6% |
| Johnathon Kudla | B-1 | 8 | 5.0% |
| Jennifer Kudla | B-1 | 8 | 5.0% |
| R. Jason Moorhead | B-1 | 8 | 5.0% |
| Everette Monroe | B-1 | 5 | 3.1% |
| Scott Thompson | B-1 | 5 | 3.1% |
| Others | B-1 | 12.5 | 8% |
| **CLASS "B-1" TOTALS** | | **55.5** | **34%** |
| **Grand TOTAL** | | **161.5** | **100%** |

Class A Membership Interest is entitled to vote on all matters presented to the Company's members for approval.

Class B Membership interests are not entitled to vote on matters presented to the Company's members for approval, except to the extent the consent of the Class B members is specifically requested by the Class A Members.

The Economic Interest of Class A and Class B membership interest are equal to their percentage of ownership interest subject to the following: Class B members are entitled to and will be paid seventy-five (75%) percent of the net profit of the Company distributed pro rata among the Class B members until each Class B member has received a sum of money equal to 150% of that Class B member's initial capital contribution to the Company.

The Class B-1 has the following preferences and rights:

-The same voting rights as Class B Members.
-Preferred cash dividends of 8%, paid at the discretion of NIE Managing Member
-Bonus Incentive of 1 ''Class A'' share for each $100,000 B-1 Investment
-Liquidity preferences with first payout if liquidity is less than total investment.

The Company is managed by its members.

## 8. CONTINGENCIES AND COMMITMENTS

**Contingencies**

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

**Litigation and Claims**

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 9. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2023.

## 10. SUBSEQUENT EVENTS

In September 2024, the members of the Company deposited $360,000 into a reserve account under the Company's name and maintained it with City Bank as collateral without affecting the issuing of additional membership units.

## 11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $324,200 and an operating cash flow loss of $709,408. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

## EXHIBIT B

***Company Summary***


MicroVentures


CORK & BARREL
CRAFT KITCHEN AND MICROBREWERY

**Company:** Cork & Barrel

**Market:** Food and Beverage

**Product:** Craft Kitchen + Microbrewery

**Company Highlights:**

- Craft Kitchen and Microbrewery that achieved $14.4 million in total revenue from 2021 to September 2024, with gross profit margins increasing from 64.7% in 2021 to 70.7% in 2024 through September
- Valuable 3.3-acre property located on a rapidly developing U.S. Highway 79 corridor; close to the $550 million Kalahari resort, Samsung semiconductor plant, and the Round Rock Express baseball stadium[i] [ii]
- Strategic relationship with the RS3 portfolio, a network tied to Ryan Sanders Baseball, owned by Hall of Famer Nolan Ryan and business partner Don Sanders
- The company holds 9 awards including the Best Patio Experience, Best Dining Date Night, and Best Group Dining Restaurant in 2024's Best of Round Rock Awards[iii]

## WHY IT'S INTERESTING

Cork & Barrel Craft Kitchen + Microbrewery (Cork & Barrel) has rapidly become a standout destination in Round Rock, Texas, just 30 minutes north of Austin, seamlessly blending authentic Irish pub culture with Texas-inspired cuisine and hospitality. Since its grand opening on St. Patrick's Day 2021, the business has generated over $14.4 million in total revenue through September 2024, despite launching during the pandemic. Its reputation as a "neighborhood pub" has drawn a loyal following of over 8,700 on Facebook and 5,900 on Instagram, bolstered by nine community awards recognizing its excellence in food, entertainment, and design.

In 2022, Round Rock was ranked the second-fastest-growing city in America and, in 2023, was named America's best place to live by Bankrate.[iv] [v] In 2024, it ranked No. 15 for economic growth, maintaining its status as a growing economic hub.[vi] Located in the rapidly expanding North Austin corridor along U.S. Highway 79, the pub is surrounded by major developments, including Samsung, Soulbrain, Skybox PowerCampus Austin, and the Titan Hutto Mega Tech Center. These projects are expected to generate $12.1 billion in gross product and 87,600 jobs during their construction phases, with long-term annual impacts of $4.9 billion in gross product and 34,700 jobs once fully operational.[vii] This surge in economic activity creates opportunities for increased foot traffic and local demand. Combining its prime location with innovative offerings such as an in-house microbrewery, a themed speakeasy, and strategically branded satellite locations operated through partnerships, Cork & Barrel demonstrates both scalability and broad market appeal. Supported by the operational expertise of the Ryan Sanders Baseball (RS3) portfolio, Cork & Barrel aims to leverage cross-promotion opportunities and shared resources to optimize costs, enhance visibility, and drive consistent foot traffic.

*Video*


MicroVentures

## EXECUTIVE SNAPSHOT

Cork and Barrel is a restaurant and microbrewery in Round Rock, Texas that combines Irish flair with Texas cuisine and hospitality with its authentic pub experience, scratch-made menu, and a full selection of wine, beer, and cocktails. Since opening in 2021, Cork & Barrel has established itself as a popular community gathering spot with an expansive property that offers a variety of spaces for patrons to relax and socialize, including a vibrant industrial bar, a traditional Irish pub area, and an outdoor backyard patio with a play area. Notable highlights for the company include:

- **Strategic Partnerships and Operational Efficiencies:** As part of the RS3 portfolio, Cork & Barrel benefits from competitive bulk purchasing agreements, centralized operational support, and cross-promotion opportunities that help to enhance visibility and drive sales.
- **Prime Location and Valuable Real Estate:** Situated on a 3.3-acre property near the growing economic hub along the Highway 79 corridor, the business boasts proximity to major attractions like Dell Diamond Stadium and the Kalahari Resort.
- **Unique Offerings:** The pub features an in-house microbrewery, themed events like Corktoberfest, and a newly launched speakeasy in October 2024.
- **Expanding Brand Presence through Satellite Locations**: Cork & Barrel has broadened its reach with branded satellite locations owned and operated by RS3, including the operational Dell Diamond location and the upcoming Crystal Falls Golf Club site, with plans to open in 2025.

*Webinar* *Deck*

## PERKS

You are investing in Membership Units in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are subject to Regulation CF investment limits.

Tiered Investment Perks:

- $1,000 +
  - 10% dining discount (one time use)
  - Access to Special Cork & Barrel Ticketed Events (priority access based on availability)
- $2,500 +
  - 10% dining discount (one time use)
  - Access to Special Cork & Barrel Ticketed Events (priority access based on availability)
  - Cork & Barrel Dinner with Founders, Executive Chef, and Mixologist
- $5,000 +
  - 30% dining discount (one time use)
  - Access to Special C&B Ticketed Events (priority access based on availability)
  - Q&A Dinner with Founders, Executive Chef, Mixologist, and Investors
  - 50% discount for Sailing By Sam Charter on Lake Travis in Austin, Texas (one time use)
- $10,000 +
  - 30% dining discount (unlimited)
  - Access to Special Cork & Barrel Ticketed Events (priority access based on availability)
  - Q&A Dinner with Founders, Executive Chef, Mixologist, and Investors



  - Free Sailing By Sam Charter on Lake Travis in Austin, Texas (one time use)
  - Private Chef Curated Dinner for 8 (one time use)
- $25,000 +
  - 30% dining discount (unlimited)
  - Access to Special Cork & Barrel Ticketed Events (priority access based on availability)
  - Q&A Dinner with Founders, Executive Chef, Mixologist, and Investors
  - Invitation +1 to the RS3 Table at the 2025 Nolan Ryan Foundation Gala (first two investments only)
- $50,000 +
  - 30% dining discount (unlimited)
  - Access to Special Cork & Barrel Ticketed Events (priority access based on availability)
  - Q&A Dinner with Founders, Executive Chef, Mixologist, and Investors
  - Invitation to the 2025 Nolan Ryan Foundation Golf Tournament (first two investments only)
- $75,000 +
  - 30% dining discount (unlimited)
  - Access to Special Cork & Barrel Ticketed Events (priority access based on availability)
  - Q&A Dinner with Founders, Executive Chef, Mixologist, and Investors
  - Menu item named after the investor (first five investments only)
- $100,000 + (by 1/31/25)
  - 30% dining discount (unlimited)
  - Access to Special Cork & Barrel Ticketed Events (priority access based on availability)
  - Q&A Dinner with Founders, Executive Chef, Mixologist, and Investors
  - All expenses-paid private party and dinner for 50 guests at Cork & Barrel (schedule permitting)
- $200,000 + (by 1/31/25)
  - 30% dining discount (unlimited)
  - Access to Special Cork & Barrel Ticketed Events (priority access based on availability)
  - Q&A Dinner with Founders, Executive Chef, Mixologist, and Investors
  - All expenses-paid private party and dinner for 100 guests at Cork & Barrel (schedule permitting)

*Disclosure: Perks are organized by tiered investment levels. Each tier receives only the perks listed for that level. Perks are not cumulative across tiers. Access to Special C&B Events is subject to availability and determined on a case-by-case basis, depending on event capacity and scheduling.*

## COMPANY SUMMARY

### Opportunity

The U.S. food and beverage industry is experiencing significant growth, with total sales expected to reach $1.1 trillion by the end of 2024, highlighting the sector's strong recovery from the pandemic. Texas, a leader in restaurant employment and revenue, mirrors this trend, with its full-service dining market projected to generate $30 billion in revenue by the end of 2024.[viii] Despite robust demand, the industry faces persistent economic challenges, particularly from rising food and labor costs, with prices remaining 25% above pre-pandemic levels. Additionally, 77% of restaurant operators nationwide reported supply delays or shortages of key items in 2023.[ix]


MicroVentures

Cork & Barrel seeks to navigate these challenges through its strategic relationship with the RS3 portfolio, a network tied to Ryan Sanders Baseball, owned by Hall of Famer Nolan Ryan and business partner Don Sanders. Through RS3, Cork & Barrel leverages extensive cross-promotion opportunities and a broad network of subsidiaries to reduce operational costs, enhance visibility, and drive foot traffic. As part of the RS3 portfolio, Cork & Barrel benefits from a Mass Distribution Agreement with US Foods, securing highly competitive pricing, a cost advantage rarely available to single-location restaurants. Additionally, RS3 Strategic Hospitality provides Cork & Barrel with centralized resources, including bulk purchasing, human resources and payroll support, and management expertise for handling special events and large gatherings.

## Product

Cork & Barrel brings the heart of Irish pub culture to Round Rock, Texas, creating a space that blends authentic Irish ambiance with Texas hospitality. Located on a highly coveted 3.3-acre property along Highway 79 in Round Rock, Texas, this venue offers a unique dining experience within an award-winning architectural space. The two-story, 8,500-square-foot building includes an extensive outdoor pavilion, shaded patio, and creekside beer garden, all crafted to provide an inviting atmosphere for guests. With its proximity to major attractions like the Kalahari Resort, Dell Diamond Baseball Stadium, and corporate hubs, Cork & Barrel benefits from a flow of both local patrons and visitors.



*A Piece of Ireland in Round Rock*

Inspired by the heritage of one co-owner's Belfast roots, the pub features unique touches, such as a pizza oven designed to resemble the boiler room of the Titanic and imported elements like a centuries-old doorway and stained glass from Europe. These thoughtful details transform Cork & Barrel into a warm, inviting environment that captures the history and spirit of Ireland.

*Surprising and Delighting with Culinary Craft*

Led by Executive Chef Rob Snow, Cork & Barrel's kitchen offers a well-curated menu that combines Irish pub classics with inventive Texas-inspired flavors. Chef Snow, a longtime Round Rock favorite with experience in fine dining, brings a unique touch to each dish, from scratch-made giant garlic pretzels to a reimagined reuben with kimchi on marble rye. This dedication to quality and innovation has helped the restaurant cultivate a loyal following, with dishes that delight both traditionalists and adventurous eaters alike.



*Year-Round Microbrewery and Craft Beers*

No Irish pub is complete without exceptional beer, and Cork & Barrel's in-house microbrewery operates year-round, crafting unique house-made brews. Highlights include a blueberry wheat beer and a vanilla stout, exclusive to the pub and infused with the team's creative flair. These specialty brews are complemented by a rotating selection of signature cocktails, offering options to suit all tastes.


Hb
It
Np
Bl

*Cork & Barrel's in-house microbrewery*

*Gathering Place with Dynamic Spaces*

Cork & Barrel's expansive property offers multiple spaces for patrons to relax and socialize, from a vibrant industrial bar and open kitchen to a traditional Irish pub area and an extensive outdoor backyard with a play area. The pub regularly hosts live music events, game day watch parties, and themed celebrations like Corktoberfest and St. Patrick's Day, making it a lively community hub. Whether enjoying a meal indoors or taking in the outdoor entertainment, visitors find a welcoming "home away from home" atmosphere that Cork & Barrel embodies.

 

*St. Patrick's Day Celebration (Left), Williamson County A&M Watch Party (Right)*


MicroVentures

*Satellite Locations*

In April 2023, RS3 launched a satellite location under the Cork & Barrel name at Dell Diamond Baseball Stadium, home of the Round Rock Express, Austin's Triple-A Minor League Baseball team. A second Cork & Barrel-branded satellite location is under development at Crystal Falls Golf Club, with completion expected in early 2025. These satellite locations, operated by RS3, are designed to strengthen Cork & Barrel's presence in North Austin and enhance brand visibility through strategic partnerships.


CORK & BARREL PUB


CRYSTAL FALLS GOLF CLUB
RS3
deantoir

*C&B Satellite Location at Dell Diamond (Left), Rendering of C&B Satellite Location at Crystal Falls Golf Club (Right)*

*Speakeasy Experience*

The original wine cellar has been reimagined as a vintage 1920s-themed speakeasy, which had a soft opening in late October 2024. This exclusive space features a private entrance, a dedicated mixologist, and a unique menu, offering guests a memorable, upscale experience. The speakeasy adds an extra layer of allure to Cork & Barrel, attracting patrons seeking a more intimate, themed environment within the larger venue.





*Speakeasy Opening in October 2024*



## Use of Proceeds

The primary use of proceeds will be to eliminate Cork & Barrel's bank debt with City Bank, which totaled $4.2 million as of November 2024. This repayment strategy is designed to address the impact of recent interest rate increases, enhance cash flow, and improve financial flexibility. At the minimum fundraising amount (net of fees) of $22,750, all proceeds will be directed toward reducing the City Bank debt. At the maximum fundraising amount (net of fees) of $1.17 million, the majority of proceeds will be allocated to the debt repayment, with $20,000 reserved for an investment in outdoor patio curtains.

## Product Roadmap

Cork & Barrel is focused on strategic initiatives to expand its service offerings, elevate customer experiences, and increase brand visibility. Recent efforts include the October 2024 launch of an exclusive speakeasy, created by transforming the wine cellar into a hidden venue featuring a secret entrance, dedicated mixologist, and distinctive branding. Future plans aim to further strengthen Cork & Barrel's presence and community engagement, with facility enhancements and strategic expansions. Key initiatives on the roadmap include:

- **Crystal Falls Golf Club Satellite Location** – Expanding the brand with a new satellite location, operated by RS3 and planned to open in Q1 2025.
- **Outdoor Patio and Pavilion Renovation** – Upgrading the existing dining area for year-round service, targeted for completion in Q2 2025.
- **Cork & Barrel Charity Golf Tournament** – Strengthening community ties with the inaugural tournament planned for Q4 2025.

## Business Model

Cork & Barrel generates revenue primarily from its core operations as a full-service craft kitchen restaurant and microbrewery, offering a dine-in experience focused on high-quality food, house-made brews, and a welcoming pub atmosphere. Appetizers range from $6.50 to $18.50, pub entrees range from $12 to $46, and sides are available from $2.50 to $7.50. On its drink menu, house-brewed craft beers are priced between $6 and $8, while specialty cocktails range from $10 to $14. Wine options, including sparkling, red, and white varieties, are available by the glass for $8 to $15 and by the bottle for $32 to $60.

The restaurant generates additional revenue by hosting private parties, special events, and large gatherings, while also offering offsite catering for corporate and private events. To-go orders and branded satellite locations, operated through strategic partnerships with RS3, aim to further contribute to the brand's reach and visibility.

# USER TRACTION

*Overview*

Cork & Barrel Pub has established a significant strategic partnership with Ryan Sanders Baseball, leveraging the extensive network, subsidiaries, and cross-promotion opportunities associated with this organization. Ryan Sanders Baseball, owned by Hall of Famer Nolan Ryan, his business partner Don Sanders, and their sons, brings a network that includes RS3 Strategic Hospitality, the Round Rock Express/Dell Diamond, and Goodstock by Nolan Ryan, among others. This partnership is further strengthened by Jay Kudla, who serves as President of both Cork


MicroVentures

& Barrel and RS3 Strategic Hospitality, and by the involvement of Round Rock Investors, the largest equity investor in Cork & Barrel's ownership group, with an investment exceeding $540,000 to date.

*Partners and Business Relationships*

*RS3 Strategic Hospitality*

Under the leadership of Jay Kudla, who also serves as President Cork & Barrel, RS3 Strategic Hospitality manages a wide array of venues across the U.S., from California to Florida. In Texas, these venues include the Dell Diamond Baseball Stadium, HEB Center at Cedar Park, Choctaw Stadium, Stag & Finch Scottish Alehouse, Rodeo Austin, Frisco Rough Riders, Comerica Center, Grand Prairie Stadium, and Cork & Barrel Pub. By utilizing RS3's operational role at Cork & Barrel, Jay and his investors benefit from enhanced buying power through a mass distribution agreement with US Foods, centralized human resources and payroll services, and additional management resources for handling special events and large gatherings.

*Round Rock Express*

The Round Rock Express, a Minor League Baseball team affiliated with the Texas Rangers and based at Dell Diamond Baseball Stadium in Round Rock, Texas, shares a strategic connection with Cork & Barrel through their mutual association under RS3 Strategic Hospitality. This partnership leverages operational efficiencies, such as shared equipment and staffing when needed, facilitated by their close proximity—less than 900 yards apart via an access road. In April 2023, RS3 launched a Cork & Barrel-branded satellite location inside Dell Diamond's home plate gate, providing increased brand visibility and offering Express fans direct access to the Cork & Barrel experience during games and events.


CORK & BARREL PUB

*US Foods*

As part of the RS3 portfolio, Cork & Barrel benefits from the Mass Distribution Agreement with US Foods, providing significant advantages in purchasing power. Unlike typical single-location restaurants with limited negotiating leverage, Cork & Barrel secures one of the region's most competitive and cost-effective food purchasing agreements, with a flat fee of $1.94 per case. Additional benefits include a 1% rebate for each new unit opened, access to the US Foods test kitchen in Buda, Texas, and extra resources for special events as needed, enhancing Cork & Barrel's operational efficiency and scalability.

*Goodstock by Nolan Ryan/ Nolan Ryan Beef*

As a sister company under the Ryan Sanders family of businesses, Goodstock by Nolan Ryan is the signature beef served at most RS3 operations. Various menu items at Cork & Barrel have included Goodstock, including its signature Honey Rosemary Campfire Irish Stew.




MicroVentures

*Nolan Ryan Foundation*

Cork & Barrel maintains a collaborative charitable relationship with the Nolan Ryan Foundation, a nonprofit supporting local students through scholarships and community initiatives. While no formal agreements are in place, Cork & Barrel has contributed to past foundation events and continues to explore potential initiatives, such as "Charitable Tuesdays," to further support foundation efforts. Additionally, Cork & Barrel investors enjoy access to events like the annual Nolan Ryan Foundation Gala Dinner at Cork & Barrel and a Golf Tournament each October.

*Williamson County A&M Club*



Cork & Barrel has established a relationship with the Williamson County A&M Club, the local Texas A&M alumni organization, which chose the pub as the official venue for its Aggie watch parties beginning in August 2024. Facilitated through discussions with the organization's president, this partnership strengthens Cork & Barrel's role as a community gathering spot, attracting alumni and fans for events and enhancing the pub's visibility within the local Texas A&M network.

## HISTORICAL FINANCIALS

Cork & Barrel opened in early 2021 and achieved over $4 million in annual revenue in its first year of operations. From 2021 through 2023, the business experienced consistent revenue levels, with gross profit margins improving from 64.7% in 2021 to 70% in 2023, reflecting operational efficiency gains. In 2023, Cork & Barrel recorded $3.8 million in revenue and $2.6 million in gross profit.


Annual Revenue, COGS, & Gross Profit
$4,500,000
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
2021
2022
2023
Revenue
COGS
Gross Profit


MicroVentures

Operating expenses have remained steady, ranging from $2.6 million to $2.9 million annually between 2021 and 2023. Labor costs consistently made up the largest share, accounting for approximately 61% in 2021, 56% in 2022, and 54% of total expenses in 2023. As of September 2024, total expenses stand at approximately $1.9 million for the year.


Annual Operating Expenses


$2,950,000
$2,900,000
$2,850,000
$2,800,000
$2,750,000
$2,700,000
$2,650,000
$2,600,000
$2,550,000
$2,500,000
2021
2022
2023

Cork & Barrel's first three years of operations have resulted in annual net losses, with the company posting a full-year 2023 net loss of $517,271, representing a 6% year-over-year increase. Cork & Barrel recorded net losses of $489,105 in 2022 and $457,838 in 2021. Despite the steady revenue performance over the years, the company has yet to reach profitability. Although Cork & Barrel remains optimistic about its long-term prospects, it does not expect to turn a profit in 2024.

Annual Net Income (Losses)


$(420,000)
$(430,000)
$(440,000)
$(450,000)
$(460,000)
$(470,000)
$(480,000)
$(490,000)
$(500,000)
$(510,000)
$(520,000)
$(530,000)
2021
2022
2023


MicroVentures

The company's financial performance in 2024 reflects a continuation of trends observed in previous years. By the end of September 2024, total revenue reached $2.9 million, while net losses amounted to $336K. Over the first nine months of the year, the company maintained an average monthly cash burn of $22K. As of September 2024, Cork & Barrel held $811,917 in cash reserves.

*Financial metrics for the years 2022-2023 have been reviewed by an independent CPA. However, the figures for 2021 and 2024 are company-provided and, while deemed reliable, have not been independently verified.*

## INDUSTRY AND MARKET ANALYSIS

*U.S. Food and Beverage Industry*

The U.S. Food and Beverage industry is on track to achieve record-breaking growth, with sales projected to reach $1.1 trillion by the end of 2024, according to the National Restaurant Association. This milestone underscores the industry's significant rebound from the COVID-19 pandemic's impact. The sector, now the nation's second-largest private employer, is expected to add 200,000 jobs, bringing total employment to 15.7 million in 2024. However, persistent financial pressures, such as rising labor and food costs, continue to challenge profitability, with 98% of operators citing labor costs as a primary issue. Restaurants are increasingly adopting technology to cut costs and enhance efficiency, applying tech solutions across marketing, inventory management, and more, yet consumers still seek human hospitality in their dining experiences.[x] [xi]

**Projected Annual U.S. Restaurant Sales (2019-2024)**


$1t
500b
0
2019
2020
2021
2022
2023
2024

*Source: National Restaurant Association, February 2024*

As the U.S. restaurant industry adapts to a changing landscape, innovation and evolving consumer expectations play an increasingly important role. Technology integration has become essential, helping restaurants streamline operations and enhance the customer experience, while experiential dining trends are attracting patrons seeking unique and memorable experiences beyond just the food. This focus on technology and customer experience positions the industry to meet diverse demands, maintain competitiveness, and continue its growth trajectory in a dynamic market.[xii]

*Texas Restaurant Industry*

In Texas, and particularly in Austin, the restaurant industry mirrors the nationwide trend of growth tempered by economic challenges. With over 1.4 million restaurant employees statewide in 2024 and a projected workforce surpassing 1.7 million by 2030, Texas is set to be a leader in U.S. restaurant employment. The full-service restaurant industry in Texas has shown significant growth, with projected revenues reaching nearly $30 billion by the end of 2024, reflecting the sector's ongoing recovery and adaptation post-pandemic. Austin's dining scene continues to thrive as off-premises dining options remain popular, especially among millennials and Gen Z, who see takeout as essential to their lifestyle. Despite strong demand, Austin restaurants face ongoing pressures from elevated food and labor costs, with food prices still 25% above pre-pandemic levels. Like the rest of the country, many operators are investing in technology to enhance the customer experience and increase operational efficiencies, while also offering flexible pricing options to attract value-conscious consumers. The Texas Restaurant Association has bolstered resources to support local businesses, positioning Austin's resilient restaurant sector for continued growth amid these challenges.[xiii] [xiv]

Industry Revenue ($Bn) of Full-Service Restaurants in Texas from 2012-2024


Revenue in billion U.S. Dollars
0
5
10
15
20
25
30
2012
2013
2014
2015
2016
2017
2018*
2019*
2020*
2021*
2022*
2023*
2024*

*Source: Statista, December 2023*

[Continued on Next Page]


MicroVentures

*North Austin Real Estate*


TESLA
GIGAFACTORY TEXAS


SAMSUNG
Construction Camp
1530 FM973, Taylor

The North Austin real estate market is experiencing substantial growth, fueled by a surge of tech and manufacturing investments along the rapidly developing U.S. Highway 79 corridor, which stretches through Williamson County, just north of Austin. Major projects like Samsung's $17 billion semiconductor plant in Taylor, a city within Williamson County, are set to generate over 20,000 jobs, establishing the area as a vital hub for the semiconductor and electric vehicle industries.[xv] This emerging "technology superhighway" is further boosted by significant developments nearby, such as the $550 million Kalahari Resort and Convention Center in Round Rock and Tesla's expansive manufacturing operations east of Austin.[xvi] Tesla Chief Executive Officer (CEO) Elon Musk has even stated that Austin is expected to become "the biggest boomtown that America has seen in 50 years," highlighting the potential for future growth.[xvii] Williamson County's pro-business climate, combined with abundant land and strong infrastructure, like rail lines and major highways, continues to attract a diverse range of industries, pointing towards ongoing economic acceleration.

Cork & Barrel's prime location within this dynamic and evolving landscape provides direct access to a growing population of professionals and a steady influx of visitors drawn to local attractions like the Dell Diamond Baseball Stadium and Kalahari Resorts. With increased visibility and the backing of a robust economic network, Cork & Barrel is well-positioned to capitalize on North Austin's rise as a major center of technology and commerce.[xviii]

*Venture Financing*

Cork & Barrel competes within the broader restaurants and bars industry which witnessed total venture funding of $877.81 million in 2023, the fourth highest year on record following all-time highs in 2019, 2021, and 2022. Overall, total funding in the industry over the last three years (2021-2023) increased by 78% to $4.79 billion when compared to the previous three years (2018-2020). Other venture funding highlights from the restaurants and bars industry include:

- Median pre-money valuation was $9.75 million in 2023, the third highest year on record behind 2022's $12.55 million and 2021's all-time high of $15.50 million
- Median deal size of $1.18 million in 2023, behind an all-time high of $1.54 million in 2021
- Total venture funding of $9.21 billion between 2013-2023 across more than 2,500 deals

[Continued on Next Page]


MicroVentures


Capital Invested and Deal Count in the Restaurant and Bar Industry, 2013-2023
3.00 B$
2.50 B$
2.00 B$
1.50 B$
1.00 B$
0.50M$
0.00M$
400
350
300
250
200
150
100
50
0
104
120
198
223
211
240
252
251
362
337
275
$172.47M
$172.04M
$487.26M
$422.01M
$485.61M
$580.02M
$1.30B
$802.72M
$2.50B
$1.41B
$877.81M
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Capital Invested
Deal Count
Source: PitchBook Data, Inc.

## COMPETITORS


JACK &
EST'D
2015
GINGER'S

**Jack & Ginger's:** Jack & Ginger's, an Irish pub based in Austin, Texas, is known for its extensive beer selection, offering over 80 beers on tap, as well as Irish whiskey towers and a menu of classic pub dishes. Signature items include shepherd's pie, a full Irish breakfast with black pudding served all day, and Guinness-battered fish and chips, catering to both casual and traditional tastes.[xix] The pub provides indoor and outdoor seating, creating a versatile environment for patrons to enjoy with live music every Friday and Saturday.[xx]


LT
CORNER PUB
FOOD • DRINKS • FRIENDS
LAKEWAY
EST. 2016
TEXAS

**LT Corner Pub:** LT Corner Pub, located in Lakeway, Texas, is a sports bar with an Irish flair, offering patrons a variety of entertainment options including large televisions, pool tables, darts, shuffleboard, and foosball. The menu features traditional Irish dishes such as shepherd's pie and fish and chips, complemented by a robust selection of Irish whiskeys, scotches, and beers. The pub provides indoor dining services, private parties, and hosts live music events, creating a lively atmosphere for guests.[xxi] [xxii]


B.D. Riley's
IRISH PUB
EST'D 2000
1905 Aldrich Street • Austin,TX

**B.D. Riley's Irish Pub:** B.D. Riley's Irish Pub, established in 2000, operates its remaining location in Austin's Mueller neighborhood after closing its original downtown bar in 2020.[xxiii] The pub is a popular venue for soccer matches, offering patrons a lively atmosphere to support their teams. The menu features traditional Irish fare, including Irish-style nachos made with fries, bangers and mash, and Irish stew with lamb and Guinness broth. B.D. Riley's provides a selection of Irish whiskeys and draft beers, with options for beer samplers. The establishment offers indoor and outdoor dining, as well as takeout and delivery services.[xxiv]


MicroVentures


EST.
2021
THE
PUB

**The Pub:** The Pub, located in downtown Austin, Texas, offers patrons an authentic Irish pub experience combined with modern sports bar amenities. The establishment features a diverse selection of beers and Irish whiskeys, complemented by a menu that includes traditional dishes such as Irish Nachos, Cottage Pie, a Full English Breakfast served all day.[xxv] It is also a popular venue for sports enthusiasts, regularly hosting watch parties for Manchester United and Austin FC matches, fostering a lively and communal atmosphere for fans.[xxvi]

## EXECUTIVE TEAM



**Jay Kudla, Co-Founder & President:** Jay Kudla, Co-Founder and President of Cork & Barrel, brings over 30 years of experience in the sports and entertainment hospitality industry. For the past decade, he has led RS3 Strategic Hospitality, an organization dedicated to transforming transactions into experiences by merging Texas hospitality with operational excellence, particularly within spectator sports venues. Under his leadership, RS3 has expanded nationally and received numerous industry awards, including Best Concessions Experience in Baseball by Ballpark Digest, the Architecture & Design of the Year Award, and multiple recognitions in corporate branding and culinary competitions.[xxvii] Jay's multi-unit management experience spans operations across MLB, NBA, NFL, NASCAR, NCAA, MiLB, and NHL, along with leadership roles at Super Bowl events. Before RS3, he served as Regional Vice President at Centerplate, where he directed operations for large-scale venues like FedEx Field, achieving record-breaking per capita sales and co-founding Centerplate's Centers of Excellence - Sports Committee. His work with Levy Restaurants further honed his expertise in managing complex hospitality operations, and he has consulted on new venue openings for prominent clients such as the Washington Nationals and Wake Forest University Athletics. Jay holds a Bachelor of Science degree in Electrical and Electronics Engineering from Central Michigan University.



**Sam Darlington, Co-Founder:** Sam Darlington, Co-Founder of Cork & Barrel, is an experienced commercial and residential general contractor with over 30 years in the construction industry. A native of Belfast, Ireland, Darlington's family heritage includes his great-grandfather, a riveter on the Titanic, symbolizing a strong connection to craftsmanship. He is the owner and operator of Emerald Meadows Construction, where he has led all operational and fiduciary responsibilities for over 20 years. Additionally, he founded Sailing by Sam, leveraging his business acumen and leadership for over a decade. Darlington's collaboration with Cork & Barrel began in 2018 while working with Jay Kudla on an RS3 renovation project, where they envisioned bringing an authentic Irish pub experience to Round Rock, Texas.


MicroVentures



**Rob Snow, General Manager and Executive Chef:** Rob Snow, General Manager and Executive Chef for both Cork & Barrel and RS3 Strategic Hospitality, brings over 20 years of experience in creating locally sourced, farm-to-table cuisine in the Austin area. Prior to joining RS3, Snow owned and operated Greenhouse Craft Food, a popular Round Rock diner he opened in 2013 that became a local favorite known for its dishes featuring ingredients from nearby farms. Snow also launched The Scarlet Rabbit in 2014 to draw more diners to downtown Round Rock, and in 2016, Greenhouse partnered with RS3 to run a full-service restaurant at the Intel Club at Dell Diamond. His earlier culinary career includes roles at Mansion at Judges' Hill (now Hotel Ella), Fore, Fleming's Prime Steakhouse & Wine Bar, and FIX at The Bellagio in Las Vegas. Known for his simple, flavor-forward approach to food, Snow's addition to Cork & Barrel supports the restaurant's commitment to a unique, community-focused dining experience.

## PAST FINANCING

Cork & Barrel's past financing history reflects a combination of equity investments and strategic loans, structured to support the property's acquisition, construction, and growth initiatives:

- **Initial Equity Investment:** General Partners (GPs) and investors contributed $3 million to fund the land purchase and pre-construction expenses.
- **City Bank Loan:** On June 11, 2021, the company secured a $7,695,849 loan from City Bank at a 4.25% interest rate with a 20-year term. This loan financed the construction of Cork & Barrel's property and is secured by a mortgage on the land and building, which have a fair market value of $10 million, based on a 2021 appraisal of $7.7 million + $2.3 million furniture, fixtures, and equipment (FF&E). The principal balance was reduced to $4,290,997 after a payment from the SBA loan. In November 2023, the interest rate increased to 8.25% due to covenant breaches, and the bank required a $360,000 reserve deposit.
- **SBA Loan:** On July 14, 2021, the company obtained a $3,256,000 loan from the Small Business Administration (SBA) at a favorable 1.42% interest rate with a 25-year term. This loan is also secured by a mortgage on the land and building, with a fair market value of $10 million, based on a 2021 appraisal of $7.7 million + $2.3 million FF&E.
- **2023 Additional Equity Investment:** In 2023, GPs and equity investors provided an additional $1.1 million, aimed at funding expansion plans and reducing debt.

## INVESTMENT TERMS

**Security Type:** Membership Units
**Round Size:** Min: $25,000 Max: $1.235 million
**Price Per Unit:** $500
**Pre-Money Valuation:** $5.2 million

For additional information regarding the rights and preferences of the Securities, please review the Term Sheet, Form C/A, and the accompanying Operating Agreements.



## PRESS

**Eater Austin:** 7 Great Irish Pubs in Austin
**FOX 7 Austin:** St. Patrick's Day birthday bash at Cork and Barrel
**Community Impact:** Cork & Barrel Kitchen and Microbrewery features creative mix of Texas and Ireland
**Austin American-Statesman:** New Irish pub debuts in Round Rock on St. Patrick's Day
**Best of Round Rock:** 2024 Best of Round Rock Stats
**Eater Austin:** Where to Celebrate Saint Patrick's Day in Austin With Beer and Food

## RISKS

### Investment Risk

***An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment.*** There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

### Company Risk

The food and beverage industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,



- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.roundrocktexas.gov/news/splash-down-kalahari-resorts-and-conventions-opens-in-round-rock/
[ii] https://goroundrock.com/attractions/dell-diamond/
[iii] https://www.bestofroundrocktx.com/
[iv] https://www.kxan.com/news/local/austin/austin-ranks-second-on-list-of-fastest-growing-us-economies-city-demographer-weighs-in/
[v] https://www.bankrate.com/real-estate/best-places-to-live/us/
[vi] https://www.roundrocktexas.gov/news/round-rock-ranked-15-top-city-for-economic-growth/
[vii] https://tayloredc.org/assets/downloads/perryman-highway-79-impact-9-19-2024.pdf
[viii] https://www.statista.com/forecasts/1205666/full-service-restaurants-revenue-in-texas
[ix] https://txrestaurant.org/Pub/Pub/Tagged-Content/News/2024/Industry-Update-January-2024.aspx
[x] https://www.axios.com/2024/06/05/restaurants-tipping-dining-food
[xi] https://restaurant.org/research-and-media/research/research-reports/state-of-the-industry/
[xii] https://www.forbes.com/sites/garyocchiogrosso/2024/01/20/trends-shaping-the-ever-changing-restaurant-business-in-2024/
[xiii] https://txrestaurant.org/Pub/Pub/Tagged-Content/News/2024/Industry-Update-January-2024.aspx
[xiv] https://www.statista.com/forecasts/1205666/full-service-restaurants-revenue-in-texas
[xv] https://www.americanprogress.org/article/new-samsung-semiconductor-plant-in-taylor-texas/
[xvi] https://williamsoncountytxedp.com/williamson-county-highway-may-new-center-gravity-critical-tech-us/
[xvii] https://www.statesman.com/story/business/2021/02/12/tesla-ceo-elon-musk-predicts-austin-become-united-states-boomtown/6737704002/
[xviii] https://williamsoncountytxedp.com/williamson-county-highway-may-new-center-gravity-critical-tech-us/
[xix] https://austin.eater.com/maps/best-irish-pubs-austin-bars



---

[xx] https://www.jacksonlinemenu.com/live-music
[xxi] https://austin.eater.com/maps/best-irish-pubs-austin-bars
[xxii] https://ltcornerpub.com/
[xxiii] https://austin.eater.com/2020/9/3/21420145/bd-rileys-downtown-austin-bar-closed-covid-19-pandemic
[xxiv] https://austin.eater.com/maps/best-irish-pubs-austin-bars
[xxv] https://thepubatx.com/food-menu/
[xxvi] https://thepubatx.com/about-us/
[xxvii] https://rs3culinary.com/pages/jay-kudla

# EXHIBIT C

## *Subscription Agreement*

**SUBSCRIPTION AGREEMENT**

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Northern Ireland Enterprises, LLC
4000 E Palm Valley Boulevard
Round Rock, Texas 78665

Ladies and Gentlemen:

The undersigned understands that Northern Ireland Enterprises, LLC, a Limited Liability Corporation organized under the laws of Texas (the "**Company**"), is offering up to $1,235,000 of Class C Membership Units (the "**Securities**") in a Regulation CF Offering (the "**Offering**"). This Offering is made pursuant to the Form C/A dated December 20, 2024 (the "**Form C/A**"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

**1. Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

**2. Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

**3. The Closing.** The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on April 28, 2025, or at such other time and place as the Company may designate by notice to the undersigned.

**4. Payment for Securities.** Payment for the Securities shall be received in escrow from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, North Capital Private Securities Corporation shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

**5. Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

**6. Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

**a) General.**

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

**b) Information Concerning the Company.**

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription

Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

**c) No Guaranty.** The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

**d) Status of the Undersigned.** The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

**e) Restrictions on Transfer or Sale of Securities.**

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees they will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

**7. Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

**8. Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

**9. Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the

Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

**10. Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

**11. Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

**12. Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

**13. Dispute Resolution.**

a) **General Rule.** Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

**14. Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

**15. Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

**16. Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

**17. Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

**If to the Company:** Northern Ireland Enterprises, LLC<br>4000 E Palm Valley Boulevard<br>Round Rock, Texas 78665<br>Attention: Jay Kudla

**If to the Investor:** [INVESTOR ADDRESS]
[E-MAIL ADDRESS]

**18. Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

**19. Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

**20. Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

**21. Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

**SIGNATURE PAGE FOLLOWS**

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] of [MONTH], [YEAR].

INVESTOR (if an individual):

By: ______________________________

Name: ______________________________

INVESTOR (if an entity):

______________________________
*Legal Name of Entity*

______________________________
*State/Country of Domicile or Formation*

By: ______________________________

Name: ______________________________

Title: ______________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Investor] for [total amount to be paid by Investor].

Northern Ireland Enterprises, LLC

By: ______________________________

Name: ______________________________

Title: ______________________________

**EXHIBIT D**

***Term Sheet***

**TERMS FOR CLASS C MEMBERSHIP UNITS OF**
**NORTHERN IRELAND ENTERPRISES, LLC**

**December 20, 2024**

The following is a summary of the principal terms (the "Summary" or "Term Sheet") with respect to the Class C Membership Units of Northern Ireland Enterprises, LLC, a Texas Limited Liability Company doing business as Cork & Barrel (the "***Company***"). This Summary does not constitute a legally binding obligation. Any other legally binding obligation will only be made pursuant to definitive agreements to be executed between the Company and each of the undersigned Purchasers (as defined below).

The Summary below includes descriptions of rights, preferences, and limitations for Class C Membership Units as outlined in the Company's Operating Agreement. Please thoroughly review the Operating Agreement in conjunction with this Term Sheet. The Term Sheet is not inclusive of all rights, preferences, and limitations of the Securities in this Offering.

**Offering Terms**

Securities to Issue: Class C Membership Units (the "***Units***").

Maximum Offering Amount: $1,235,000.00 in aggregate proceeds.

Purchasers: Accredited and non-accredited investors approved by the Company (the "***Purchasers***") pursuant to a Regulation CF offering.

Price per Unit: The Offering consists of 2,470 Units of Class C Membership Interest in the Company at a price per unit of $500.00. Each Unit of Class C Membership Interest represents an undivided .0049 percent of the total Membership Interest issued to all Classes of Membership Interest in the Company.

Distributions: Subject to the terms of the Operating Agreement:

Initial Return of Invested Capital

Class B, Class B-1, and Class C Members will collectively be entitled to receive 75% of the net profits of the Company, subject to (i) the Company's obligation to maintain reserves equal to no less than two months' average operating expenses, as determined by management, and (ii) the Company's debt servicing obligations, which management may prioritize over distributions to stakeholders. Distributions will be made pro rata among Class B, Class B-1, and Class C Members until each Member in these Classes has received total distributions equal to 150% of their initial capital contribution to the Company.

Class B-1 Members will be entitled to the following additional benefits:

- Preferred Cash Dividends: An 8% preferred cash dividend, paid at the discretion of the Northern Ireland Enterprises, LLC, Managing Member.
- Liquidation Preference: In the event of liquidation, Class B-1 Members will receive a priority payout if liquidation is less than total investment, ensuring their investment is repaid in full before any remaining proceeds are distributed, provided that liquidation proceeds are insufficient to repay the total investment.

Limitations on Withdrawals: No Member may withdraw such Member's contributions of capital to the Company or demand and receive property of the Company, except as may be specifically provided in the Operating Agreement or as required by law.

No Liability: No Member will be personally liable for any debt, obligation, or liability of the Company, whether that debt, obligation, or liability arises in contract, tort, or otherwise, except as provided by law or as specifically provided otherwise herein. All persons dealing with the Company will have recourse solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company.

| | |
|---|---|
| Voting Rights: | Except as expressly provided in the Operating Agreement, the Articles or as otherwise mandated by applicable law (in a provision that is not or cannot be altered by this Agreement), the Members shall have no voting, approval, or consent rights or any rights to call meetings of the Members. Except as otherwise required in this Agreement, a vote, consent, or approval of Members holding a majority of the units entitled to vote shall be sufficient to authorize or approve all matters in which a vote, approval or consent of the Members is required. The vote of any Member who is also the Manager shall be counted for all purposes |
| Limitations on Transfers: | The Securities sold in the Offering are subject to transfer restrictions pursuant to the Company's Operating Agreement and under Regulation Crowdfunding. Transfer restrictions include, but are not limited to, a one-year holding period from when the Securities were issued and Right of First Refusal. |
| Drag-Along Rights: | If the Members holding a majority of the outstanding units eligible to vote elect to consummate a sale of all of the units or equity interests in the Company to any independent third party, the Members will be notified in writing of such sale. Upon request by the Members holding a majority of the outstanding units eligible to vote, the Members will consent to and raise no objections to the proposed transaction and will take all other actions reasonably necessary or desirable to cause the consummation of such sale on the terms proposed. |
| Repurchase Right: | If the Manager determines in good faith that a Member provided the Company with inaccurate information in connection with the Member's investment in the Company, including, without limitation, Company's decision to accept the Member's investment, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, the Company may (but shall not be required to) repurchase the Member's Units for an amount equal to the purchase price paid for the Member's Units less any distributions made to the Member. |
| Right of First Refusal: | Subject to transfer limitations and restrictions, no Member shall sell Units to another purchaser unless such Member first offers to sell the offered Units to the Company at the same terms and purchase price. In such case, the Member first must receive a bona fide written offer from a purchaser in order for a purchase price to be determined. The Member then shall notify the Company of the written offer and allow the Company to purchase the offered Units during a purchase period that lasts up to the 30th day at 11:59 PM (local time) from the Member's written notice. |
| Financial Information: | Upon written notice from Purchasers who have invested at least $50,000.00 ("***Major Purchasers***"), the Company will make available books and records required to be maintained by the Company or other reasonable information regarding the business, affairs, and financial condition of the Company. The Company may deny access to the Company's books and records and information if it deems that information previously provided was improperly used or the request was not made in good faith. As soon as is reasonably practicable after the end of each fiscal year, the Company shall provide to Major Purchasers a balance sheet of the Company and a related statement of income, loss, and change in financial position for the Company.<br><br>The Company shall provide to all Purchasers of Class C Membership Units the federal, state, and local income and other tax returns that the Company is required to file and will furnish a Schedule K-1 and the Company's tax return as soon as is reasonably practicable after the end of each fiscal year. Upon written request, the Company will provide a copy of (i) the Company's certificate of formation, including any amendments to or restatements of the certificate of formation; (ii) the Company's operating agreement, including any amendments or restatements; and (iii) federal, state, and local tax returns of the Company for each of the preceding six years.<br><br>All other information shall be provided at the discretion of the Company. |

| | |
|---|---|
| Participation Right: | Major Purchasers will have the right to participate on a pro rata basis in any subsequent offer of Class C Membership Units. |
| Proxy Voting: | There are no "proxy voting appointments" for the Class C Members. Class C Members are not granted voting rights in the Company Operating Agreement. |
| IPO Lock Up: | Upon the event of an initial public offering, Northern Ireland Enterprises, LLC may need to transition into a new entity, enabling its equity securities to be tradeable on a public exchange. In doing so, the equity interests in the Company will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering. |

The "non-binding terms" set forth herein reflect only the parties' current understanding of a potential financing transaction, which will be subject to the definitive agreements to be executed between the Company and the undersigned. For the avoidance of doubt, no binding or enforceable obligation will exist between the parties unless and until they execute and deliver one or more definitive transaction documents, which will contain material terms, conditions, representations, warranties and covenants not set forth herein which are material to the parties' decisions to transact with one another. Until such time, no obligations of one party to the other (including any obligation to continue negotiations) or liability of any kind shall arise from negotiating or reaching agreement in principle upon the non-binding terms set forth herein. Any other written or oral communications shall have no legal effect and shall not be used as evidence of any oral or implied agreement between the parties until such time as definitive transaction documentation is executed and delivered.

| **NORTHERN IRELAND ENTERPRISES, LLC** | **PURCHASER** |
|---|---|
| By: ______________________________ | By: ______________________________ |
| Name: | Name: |
| Title: | Title: |
| Date: | Date: |

**EXHIBIT E**

***Pitch Deck***


CORK & BARREL
CRAFT KITCHEN AND MICROBREWERY
NORTHERN IRELAND ENTERPRISES, LLC
CROWDFUNDING PRESENTATION
WWW.CORKANDBARRELPUB.COM
CONFIDENTIAL – DO NOT DISTRIBUTE

## LEGAL NOTICE



***Please see the end of this presentation for important risk disclosure information.***

# TABLE OF CONTENTS



**PUSH PLAY** - Cork & Barrel Promo Video – Austin Statesman



CORK & BARREL
CRAFT KITCHEN + MICROBREWERY
4000

# OUR HISTORY

- Founded by **Jay Kudla**, President of RS3 Strategic Hospitality and industry veteran, and **Sam Darlington**, owner of Emerald Meadows Construction and native of Ireland.
- Inspired by their shared vision to bring a blend of **Dublin's charm** and **Austin's vibrant culture** to **Round Rock, Texas**.
- Concept: Create an authentic **Irish pub experience** combined with Texas flair, featuring a scratch kitchen, craft microbrewery, and a garden-inspired outdoor beer space.
- Grand opening on **St. Patrick's Day 2021**, generating **$11.5 million in gross sales** in its first three years of operation from 2021 to 2023.
- Recognized as a **"neighborhood pub"** with a loyal local following and several community awards, including Best Neighborhood Restaurant and Best Live Entertainment Venue.
- Strong alliance with **Ryan Sanders Baseball** (owned by Hall of Famer Nolan Ryan and Don Sanders), providing Cork & Barrel Pub with valuable networking, promotional opportunities, and access to local resources through its extended network.
- Current focus on increasing revenue through **unique experiences** and **real estate value** for investors.

## CHALLENGES

1. *High-interest bank lender*
2. *Opening during COVID*

## SOLUTIONS

1. *Eliminate high-interest bank debt by converting to new equity infusion*
2. *Continue expanding both onsite and within the greater community to drive revenue and increase real estate value for investors*

# BRAND POSITIONING



**BRAND PROMISE**

Cork & Barrel will remain an authentic and unique Irish gastropub, scratch kitchen, and beer garden, where "Irish Flair" meets "Texas Fare," and where every visit is experiential.



**BRAND CATEGORY**

**Irish gastropub and beer garden**. Cork & Barrel is considered a Service Brand. Service Brands are characterized by the need to maintain a consistently high level of service delivery that is experiential rather than transactional.



**BRAND PILLARS**

Authentic • Optimistic • Innovative • Fun • Knowledge-Seeking • Experiential

# EXECUTIVE LEADERSHIP



## JAY KUDLA

- Co-Founder / Northern Ireland Enterprises dba Cork & Barrel
- President / RS3 Strategic Hospitality
- 30+ years of executive hospitality leadership and operations
- Bachelor of Science Degrees in both Mathematical Sciences & Electrical Engineering Technology / Central Michigan Univ.
- Nominated for “40 Under 40 Award” by Sports Business Journal[i]



## SAM DARLINGTON

- Co-Founder / NIE, Cork & Barrel
- Founder & Owner / Emerald Meadows Construction
- Founder & Owner / Sailing by Sam
- 30+ years experience as both commercial and residential general contractor
- Native son of Belfast, Ireland, great grandfather was riveter on the Titanic



## ROB SNOW

- General Manager & Executive Chef NIE, Cork & Barrel
- Founder & Owner / Greenhouse Craft Foods / Round Rock / Taylor
- Founder & Owner / Scarlet Rabbit
- Award-winning farm-to-table restaurateur with over 20+ years in the greater-Austin culinary scene
- Culinary stops at FIX at Bellagio, Fleming’s Prime Steakhouse, & Fore

# REAL ESTATE ASSET

## the PROPERTY

- Highly coveted 3.3-acre property on booming corridor, Highway 79
- Adjacent to massive Kalahari Resort
- Next door to Dell Diamond, shopping strip, and La Quinta hotel
- Minutes from new Samsung plant (20,000 new jobs), Dell Computers, and relocated headquarters for both Tesla and X (Twitter)[ii] [iii]
- Land, building, and furniture, fixtures, and equipment (FF&E) valued at $10M


CORK & BARREL PUB

## the BUILDING

- 2022 Award for Best Design & Architecture from Austin Business Journal[iv]
- 2-story structure; 8,500 sq. ft. restaurant downstairs, 1,500 sq. ft. office/conf. area upstairs
- 1,000 sq. ft. outdoor pavilion and event space
- 2,000 sq. ft. shaded patio and stage
- 1+ acre creekside beer garden
- Onsite microbrewery



## the BUSINESS

- Cork & Barrel Craft Kitchen + Microbrewery opened during COVID, March 2021
- Generated $11.5M in gross sales '21-'23
- Already won 9 different awards in just first few years
- Won Best Patio Experience, Best Dining Date Night, and Best Group Dining in 2024's Best Of Round Rock Awards[v]
- Winner of Best of Round Rock and OpenTable's Diner's Choice in 2022, nextdoor FAVE in 2023



Austin Business Journal
33,147 followers
2h ·

[Article] With a $550 million Kalahari Resorts & Conventions property on one end and a $17 billion next-gen chipmaking plant from Samsung Electronics on the other, this 17-mile expanse of U.S. Highway 79 is one of the most prized developable stretches in the state. #realestate #economicdevelopment #money #construction


NORTH
79

Exclusive: This could be hottest spot for economic development in Austin area

bizjournals.com · 11 min read



18 huge developments reshaping Williamson County

Apple, Amazon, Samsung among big corporations throwing money in this niche near Austin

# TIMELINE • GROWTH • EXPANSION



STEADY YOY SALES GROWTH
THROUGH SEPT 2024
NOV '19: BREAK GROUND/CONSTRUCTION
3.7 M
3.8 M
2.9 M
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
JUL '18: PURCHASE LAND
4000 E. Palm Valley Blvd.
Round Rock, TX 78732
MAR '21: OPENING DAY
Opening Day Gross: $86,000
APR '23: DELL DIAMOND
Brand Expansion: Concession Stand
OCT '24: SPEAKEASY OPENING
JAN '25: CRYSTAL FALLS GC
Brand Expansion: Golf Course
OCT '25: PAVILION EXPANSION
Foul weather curtains
2027: FUTURE EXPANSION
New Location

# STRATEGIC PARTNERSHIPS

## Cost Optimization


RS3
STRATEGIC HOSPITALITY

**RS3 STRATEGIC HOSPITALITY**
Led by Cork & Barrel founder Jay Kudla, RS3 offers bulk purchasing and event management to reduce costs.


US.
FOODS

**US FOODS**
Through RS3's bulk agreement, NIE secures competitive food pricing, lowering supply costs and improving profit margins.

## Brand Visibility

**ROUND ROCK EXPRESS**
A satellite pub location at Dell Diamond Stadium increases Cork & Barrel's visibility, driving brand recognition and sales.


N·R

**NOLAN RYAN BEEF**
Premium local beef from Goodstock elevates Cork & Barrel's menu quality, aligning with its high standards.

**RYAN SANDERS BASEBALL**
Partnership with Nolan Ryan's network provides NIE with access to local promotions and networking opportunities, amplifying Cork & Barrel's regional brand reach.

## Community Engagement


ATM

**WILLIAMSON COUNTY A&M ALUMNI**
Local Texas A&M alumni partnership drives recurring foot traffic, building community support and patron loyalty.


34
Nolan Ryan Foundation

**NOLAN RYAN FOUNDATION**
Charitable partnership with exclusive event access strengthens community ties and offers valuable networking opportunities for investors.

# TRACTION

**OPENED IN MARCH OF 2021**
**IN ONLY 3 YEARS, WE…**

- **Generated $11.5M in gross sales** in its first three years of operation from 2021 to 2023
- Won **Best Patio Experience, Best Dining Date Night, and Best Group Dining Restaurant** in 2024's Best Of Round Rock Awards
- Recognized by nextdoor as a Neighborhood FAVE in 2023, and OpenTable's Diner's Choice in 2022
- Were named **Best Live Entertainment** and **Best New Business** by Best of Round Rock in 2022
- Were named **Best Design & Architecture** by Austin Business Journal in 2021
- Expanded our brand to include a **satellite signature concession stand at Dell Diamond**
- In the process of creating a **second satellite location at Crystal Falls Golf Course in Leander** by early 2025
- Hosted several **regional and national live music acts** included Dale Watson, Andrea Magee, and the Blaggards
- **Improved EBITDA** every full year since opening (2021–2023)
- Became the **official watch party location** for University of Michigan Alumni in 2023
- Became the **official watch party location** for Texas A&M University Alumni in 2024
- Renovated existing wine cellar and converted to a **new revenue-generating speakeasy concept**
- Hosted **private parties for major companies**, including Dell, Samsung, and Ryan Sanders Baseball

# COMPANY CAPITALIZATION & INVESTMENT OPPORTUNITY

## PREVIOUS FUNDING

- The current General Partners (GPs) and investors provided initial funding of $3M to purchase the land and pre-construction expenses

- GPs and equity investors provided an additional $1.1M in 2023 to allow for additional expansion plans and debt relief

## CURRENT FUNDING

- Raising an additional $1.235M in equity shares to help towards eliminating high interest bank debt and for further expansion plans

# BOOMING LOCAL MARKET

*"It's going to be the biggest boomtown that America has seen in 50 years, at least – MEGABOOM."*

**- ELON MUSK discussing the growth of greater-Austin, 02.11.21 on Joe Rogan Experience**

| | | | | |
|---|---|---|---|---|
| **HIGHWAY 79 GROWTH** | SAMSUNG<br>The 1,300-acre megasite for Samsung Semiconductor plant on Highway 79, expected to generate over 20,000 new jobs and over $17B to the region.[vi] | The $550 million Kalahari Resort & Convention Center recently opened across the street and adjacent to Cork & Barrel.[vii] | Round Rock Express plays in a 10,000-seat stadium at Dell Diamond, next door to Cork & Barrel Pub.[viii] | <br>City of Round Rock and Dell Technologies extended their original agreement to the year 2099, keeping Round Rock as an economic hub.[ix] |
| **LOCAL MARKET GROWTH** | <br>Tesla plans to spend more than $770 million on east Austin factory expansion; brings total Austin-area jobs to nearly 23,000.[x xi] | <br>X, formerly Twitter, is shifting its headquarters from San Francisco to the suburbs of Austin, Texas, bringing an influx of tech jobs.[xii] | SPACEX<br>Elon Musk announced that he's relocating SpaceX from California to the Lone Star state, with Austin emerging as a main hub.[xiii] | In 2018, Apple announced the $1B expansion of its North Austin campus to accommodate 15,000 new jobs.[xix] |

# PRINT MEDIA SOURCES

## re: the CORK & BARREL…

https://www.axios.com/local/austin/2024/08/29/things-to-do-austin-labor-day-weekend
https://roundtherocktx.com/jimmy-buffett-farewell-party.html
https://tribeza.com/events/fathers-day-austin-beer-pairing/
https://discoveringatx.com/2024/06/26/dell-diamond-where-to-eat-and-drink/
https://roundtherocktx.com/the-big-game-viewing-party-at-cork-barrel.html
https://www.austinmonthly.com/events/the-end-of-the-world-eclipse-viewing-party/
https://www.austinchronicle.com/events/community/new-years-guide/nye-at-cork-and-barrel-2986835/
https://www.atasteofkoko.com/visit-austin/best-happy-hours-in-austin
https://urbanmatter.com/austin/the-best-patios-in-austin-for-enjoying-fall-weather/
https://do512.com/events/2022/12/31/2023-new-years-eve-80s-bash-tickets
https://www.unation.com/stuff-to-do/oktoberfest-beer-fall-season/
https://austin.eater.com/maps/kentucky-derby-parties-events-austin
https://urbanmatter.com/austin/10-restaurants-with-gorgeous-patios-in-austin/

## re: the HIGHWAY 79 CORRIDOR REAL ESTATE BOOM…

https://www.kxan.com/news/local/williamson-county/one-of-the-hottest-strips-of-road-for-development
https://williamsoncountytxedp.com/williamson-county-highway-may-new-center-gravity-critical-tech-us/
https://communityimpact.com/austin/cedar-park-far-northwest-austin/transportation/2024/04/30/
https://resolutre.com/properties/a01EY000000eNKlYAM/
https://www.bizjournals.com/austin/news/2021/12/16/williamson-county-samsung-taylor-hutto-round-rock.html
https://williamsoncountytxedp.com/waterfall-of-projects-major-investment-slated-for-hutto-megasite/

**8,700 Facebook followers**
**5,900 Instagram followers**
**4.2 stars on Google**


Reviews
4.2 ★★★★★ (1,237 reviews)
Reply to reviews
Get more reviews
All
Replied
Unreplied
Mario Cendan
Local Guide · 27 reviews · 2 photos
1 week ago
NEW
Dine in · Lunch · $20–30
One of my favorite places ever. The food is incredible and of great quality, the drinks are made just right with a great selection of in-house brews on tap, and the restaurant itself is sprawling with several areas for events and even live music. But what truly makes Cork standout is the staff. The bartenders and servers are so personable and always have the best attitude. Management keeps the place running efficiently and do their best to keep order-to-plate times down.
Hands down strongly recommend this place for a night out or happy hour.
Food: 5/5 Service: 5/5 Atmosphere: 5/5


Leti
Local Guide · 28 reviews · 102 photos
1 week ago
NEW
Dine in · Lunch · $20–30
This place is absolutely beautiful! With really tasty food and drinks! This was, by far, one of the best chicken sandwiches I've ever had! View full review


+4

# BROADCAST MEDIA COVERAGE

https://www.fox7austin.com/video/1468202



FOX 7
Live
News
Good Day
Weather
7OYS
CrimeWatch
Election
More
Good Day Cooks
GOOD DAY COOKS
PAIRING BEER WITH YOUR DINNER


https://www.youtube.com/watch?v=44bYXceusTo



CORK & BARREL PUB


https://www.fox7austin.com/video/1426267



FOX 7
Live
News
Good Day
Weather
7OYS
CrimeWatch
Election
More
FOX 7 CORKANDBARRELPUB.COM
JURY FINDS FATHER OF MICHIGAN SCHOOL SHOOTER, ETHAN CRUMBLEY,
NATIONAL


St. Patrick's Day birthday bash at Cork and Barrel

https://www.kxan.com/studio-512/cork-barrel-hosts-third-annual



512
Cork & Barrel St. Paddy's Day Party
Round Rock Irish Pub



# CORK & BARREL PHOTOS


Hb
It
Np
Bl


CORK & BARREL
CRAFT KITCHEN + MICROBREWERY







## SOURCES


- i: https://rs3culinary.com/pages/jay-kudla
- ii: https://williamsoncountytxedp.com/williamson-county-highway-may-new-center-gravity-critical-tech-us/
- iii: https://www.americanprogress.org/article/new-samsung-semiconductor-plant-in-taylor-texas/
- iv: https://rs3culinary.com/blogs/news/texas-style-chef-rob-snow-joins-cork-barrel
- v: https://www.bestofroundrocktx.com/
- vi: https://www.americanprogress.org/article/new-samsung-semiconductor-plant-in-taylor-texas/
- vii: https://www.roundrocktexas.gov/news/splash-down-kalahari-resorts-and-conventions-opens-in-round-rock/
- viii: https://goroundrock.com/attractions/dell-diamond/
- ix: https://www.roundrocktexas.gov/news/round-rock-and-dell-technologies-extend-original-agreement-through-2099/
- x: https://www.mountbonnell.info/tesla-in-austin/tesla-austin-gigafactory-investment-unveils-massive-economic-impact
- xi: https://www.kvue.com/article/money/economy/boomtown-2040/tesla-layoffs-austin-gigafactory-travis-county/269-e8dfa8dc-3a92-4072-a45a-6d4200427671
- xii: https://www.kvue.com/article/news/local/x-moves-headquarters-to-bastrop-texas-elon-musk-san-francisco-country/269-c20500ed-4d70-48cd-8051-0831f5323ab5
- xiii: https://theconversation.com/elon-musk-is-moving-x-and-spacex-to-texas-the-impact-on-staff-culture-and-performance-is-likely-to-be-big-235923
- xix: https://www.mobileworldlive.com/top-three/apple-building-1b-austin-site-in-us-expansion/

# RISK DISCLOSURES

## Investment Risk

***An investment in the company is speculative, and as such is not suitable for anyonewithout a high tolerance for risk and a low need for liquidity.*** You should invest only ifyou are able to bear the risk of losing your entire investment. There can be no assurancethat that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

# RISK DISCLOSURES

## Company Risk

**The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:**

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

# RISK DISCLOSURES

## Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

**EXHIBIT F**

***Operating Agreements***

# NIE COMPANY OPERATING AGREEMENT

## EXHIBIT C

AMENDED AND RESTATED OPERATING AGREEMENT
NORTHERN IRELAND ENTERPRISES, LLC, a Texas limited liability company

This Amended and Restated Operating Agreement (this "Agreement"), dated effective the ____day of October, 2018 is signed and agreed to, for good and valuable consideration, by the initial Members listed on Exhibit "A". The previously signed Company Agreement of Northern Ireland Enterprises LLC is replaced in its entirety by this Agreement.

## Article 1 Formation

1.1 **Formation**. Northern Ireland Enterprises, LLC (the "Company") was formed as a limited liability company under and pursuant to the Texas Business Organizations Code (the "BOC") and other relevant laws of the State of Texas by the filing of a certificate of formation with the Secretary of State of the State of Texas on February 21, 2018 as amended on September 10, 2018.

1.2 **Name**. The name of the Company is Northern Ireland Enterprises, LLC. The Company will conduct business under that name or such other names complying with applicable law as the Members may determine from time to time.

1.3 **Duration**. The Company existence will continue until terminated in accordance with this Agreement.

1.4 **Purpose**. The purpose of the Company is to engage in the business of owning and operating a restaurant/bar and any other lawful business or activity necessary or convenient in pursuit of the foregoing purposes.

1.5 **Principal Office**. The Company's principal office is at 12908 Schleicher Trail, Austin, Texas 78732, or such other place as the Members may determine from time to time.

1.6 **Registered Office and Registered Agent**. The address of the registered office of the Company in the State of Texas is 12908 Schleicher Trail Austin, Texas 78732, and the name of the Company's registered agent at that address Is Jay Kudla. The Members may change the registered office and the registered agent of the Company from time to time. The Members may cause the Company to qualify to do business as a limited liability company (or other entity in which the Members have limited liability) in any other jurisdiction and to designate any registered office or registered agent in any such jurisdiction.

1.7 **Definitions**. Certain terms used in this instrument are capitalized. Those terms have the meaning set forth in the text or in Section 11.8.

## Article 2 Members and Membership Interests

2.1 **Initial Members**. In connection with the formation of the Company, the Persons executing this Agreement as Members are admitted to the Company as Class A Members effective as of the date of the Company's formation. There are two classes of Members, Class A and Class B.

The initial Class A Members are the persons signing this Agreement as Class A Members and identified on Exhibit A attached. The Percentage held by each of the Class A Members is set forth next to Member's name on Exhibit "A". The Class A Membership interest will aggregate 50% of the total Percentage after the sale of the total Class B Membership Interest.

The Class B Members are the persons executing this Agreement as Class B Members pursuant to an offering of the Class B Membership Interests to qualified investors, if authorized by the Class A Members and identified on Exhibit B attached. The Percentage held by each of the Class B Members is set forth next to that Member's name on Exhibit B. The Class B Members will aggregate 50% Percentage of the total Membership Interest.

2.2 **Issuance of Membership Interests After Formation of Company**. The Company may issue membership interests in the Company to any Person with the written approval of all of the Class A Members of the Company. The approval will be in the form of a motion submitted by the Managers to the Class A Members and a vote of approval of the motion by all Class A Members. The approval must include the Capital Contribution, if any, required in connection with the new membership interest, the Percentage represented by the newly issued membership interest and all changes in the Percentages represented by the membership interests outstanding prior to the issuance of the new membership interest. The Managers may authorize the Company to issue Class B Membership Interests to qualified investors, may establish an offering price for the Class B Membership Interest being offered and prepare and submit the appropriate private offering documents to the proposed Class B Membership Interests. The Managers are authorized to retain legal counsel to assist in the preparation of the Class B Membership Interest prospectus and offering to qualified investors. The Company will not issue any Class A Membership Interest after the issuance of the Class A Membership Interest to the initial Class A Membership Interest has been issued (as identified on Exhibit A) for a price that is less than any Class B Membership Interest offering.

2.3 **Nature of Membership Interest.** A membership interest in the Company is personal property. A Member of the Company or an assignee of a membership interest in the Company does not have an interest in any specific property of the Company. A membership interest includes a Member's or assignee's entire interest in the Company including the percentage a Member owns, the right to receive a share of profits and losses or similar items and the right to receive distributions as provided in this Agreement, the right to vote associated with the percentage and any privileges that the Member may enjoy by being a Member, but does not include a Member's right to participate in management. Class A Members will hold Class A Membership Interests; Class B Members will hold Class B Membership Interests. At the date of this Company Agreement, there are no other classes of Membership Interests.

(a) Class A Membership Interest is entitled to vote on all matters presented to the Company's Members for approval. Class B Membership Interests are not entitled to vote on matters presented to the Company's Members for approval, except to the extent the consent of the Class B Members is specifically requested by the Class A Members. A member's right to participate in the Company as a Member (including the right to exercise the right to vote on any matter presented to the Members for consideration) is void to the extent the vote exceeds the Member's Percentage Membership Interest.

(b) The Economic Interests of Class A Membership Interests and Class B Membership Interests are equal to their percentage of ownership interest subject to the following: Class B Members are entitled to and will be paid seventy five (75%) percent of the net profits of the Company (subject further to reserves of not less than two month's average operating expenses that management determines to be in the best interest of the Company) distributed pro rata among the Class B Members until each Class B Member has received a sum of money equal to 150% of that Class B Member's initial capital contribution to the Company.

For the purposes of this Section, "Economic Interests" is defined as and includes a Member's or an assignee of a Member's right to receive a share of the Company's net profits and net losses, and capital distributions of the Company's assets pursuant to this Company Agreement and the Texas Business Organizations Code, and excludes the right to participate in the management or affairs of the Company, (which includes the right to vote on, consent to or to otherwise participate in any decision of the Members, unless the owner of the Economic Interest is a Class A Member).

(c) With the exception of the right to Vote, it is intended that Class A Membership Interests and Class B Membership Interests will be treated equally.

2.4 **Withdrawal or Expulsion of Member.**

(a) A Member of the Company may withdraw as a Member at any time by providing written notice of the Member's withdrawal to the Company. The withdrawal will take effect at the time specified in the notice, and unless otherwise specified in the notice, acceptance of the withdrawal is not necessary to make it effective. When the withdrawal takes effect, the withdrawing Member ceases to be a Member and thereafter is deemed an assignee of any membership interest owned by the withdrawn Member. The withdrawal of a Member does not entitle the withdrawn Member to any distribution or payment for the withdrawn Member's membership interest other than distributions that an assignee would be entitled to receive under Section 2.7.

(b) A Member of the Company may be expelled by unanimous vote of all other Members (not including the Member to be expelled) if that Member has (i) materially breached this Agreement, (ii) committed fraud, theft, or gross negligence injuring the Company or one or more Members of the Company; or (iii) engaged in wrongful conduct that adversely and materially affects the business or operation of the Company. When the expulsion takes effect, the expelled Member ceases to be a Member and thereafter is deemed an assignee of any membership interest owned by the expelled Member. The expulsion of the expelled Member does not entitle the expelled Member to any distribution or payment for the expelled Member's membership interest other than distributions that an assignee would be entitled to receive under Section 2.7. Expulsion is in addition to, and not in lieu of, any remedies otherwise available against the expelled Member in connection with the acts or omissions constituting grounds for expulsion.

2.5 **Assignment of Membership Interest**. Subject to the requirements of Article 8, a membership interest in the Company may be wholly or partly assigned. An assignment of a membership interest in the Company is not an event requiring the winding up of the Company and does not entitle an assignee who is not already a Member of the Company to participate in the management and affairs of the Company, become a Member of the Company or exercise any rights of a Member of the Company.

2.6 **Admission of New Members**. Any Member of the Company who is issued a new membership interest as provided in Section 2.2 or who acquires a membership interest by assignment (including by reason of death or divorce) becomes a Member of the Company with respect to the new or assigned membership interest immediately upon the issuance or assignment of the membership interest. Approval by the Members pursuant to Section 2.2 of the issuance of a new membership interest in the Company to a Person who is not already a Member is deemed approval of the admission of such Person as a Member. An assignee of a membership interest in the Company who is not already a Member of the Company is entitled to become a Member of the Company on the approval of all of the Company's Members. Any Person who desires to become a Member after the formation of the Company must, as a condition to becoming a Member and in addition to any other conditions set forth herein or established by the Members, execute and deliver an agreement to be bound by the terms and provisions of the Agreement. This agreement must also state an address for the Member for notice hereunder.

2.7 **Rights and Duties of Assignee of Membership Interest Before Membership**.

(a) A Person who is assigned a membership interest in the Company is entitled to: (i) receive any allocation of income, gain, loss, deduction, credit, or a similar item that the assignor is entitled to receive to the extent the allocation of the item is assigned; (ii) receive any distribution the assignor is entitled to receive to the extent the distribution is assigned; (iii) subject to Article 7, require, for any proper purpose, reasonable information or a reasonable account of the transactions of the Company; and (iv) subject to Article 7, make reasonable inspections of the books and records of the Company, provided that it is for a legal purpose.

(b) An assignee of a membership interest in the Company is not responsible to the Company as a Member until the assignee becomes a Member of the Company.

2.8 **Rights and Liabilities of Assignee of Membership Interest After Becoming Member**.

(a) An assignee of a membership interest in the Company, after becoming a Member of the Company, is: (i) entitled to the same rights and powers granted or provided to a Member of the Company by this Agreement; and (ii) subject to the same restrictions and liabilities placed or imposed on a Member of the Company by this Agreement; and (iii) except as provided by subsection (b) of this Section 2.8, liable for the assignor's obligation to make contributions to the Company.

(b) An assignee of a membership interest in the Company, after becoming a Member of the Company, is not obligated for a liability of the assignor that: (i) the assignee did not have knowledge of on the date the assignee became a Member of the Company; and (ii) could not be ascertained from this Agreement.

2.9 **Rights and Duties of Assignor of Membership Interest**. An assignor of a membership interest in the Company continues to be a Member of the Company and is entitled to exercise any rights or powers of the Member not vested in the assignee by virtue of the assignment (including the right to vote on or consent to any matters requiring approval or consent of the Members under this Agreement) until the assignee becomes a Member of the Company. Upon admission of an assignee as a Member, the assignor shall cease to be a Member with respect to the membership interest assigned.

2.10 **Certificates**. Membership interests in the Company are not certificated.

2.11 **Representations and Warranties**. Each Member represents and warrants to the Company and each other Member that (a) the Member has duly executed and delivered this Agreement; and (b) the Member's authorization, execution, delivery, and performance of this Agreement do not conflict with any other agreement or arrangement to which that Member is a party or by which that Member is bound.

## Article 3 Management of the Company, Meetings and Voting

3.1 **Management by Members**. The authority to manage, control and operate the Company is vested only in the Class A Members of the Company. The foregoing does not restrict the authority of an officer of the Company as described in Section 3.2 below.

3.2 **Officers and Other Agents**.

(a) Each Class A Member is an agent of the Company for the purpose of carrying out the Company's business in accordance with the authority granted by action of the Class A Members. The Class A Members may appoint an officer(s) of the Company as they may deem appropriate and may remove any officer at any time with or without cause. The Class A Members may delegate to the Company's officer(s) such authority as the Class A Members may deem appropriate and subsequently revoke or modify that authority. The Class A Members also may delegate authority to other Persons and revoke that delegation as the Class A Members may deem appropriate, including the power to delegate authority.

Initially, the Class A Members appoint Jay Kudla as the President and Chief Executive Officer of the Company and grant to him the authority to act on behalf of the Company and in the name of the Company without the consent of the other Class A Members for all general, day to day business operations and decisions of the Company, except in the following business matters of the Company.

1. Borrow money in the name of the Company in excess of $50,000.00
2. Obligate the Company to any contract that has a consideration in excess of $30,000.00 by the Company.
3. Do or cause any act to be done that would cause a dissolution of the Company.
4. Issue any new Membership Interest, either Class A or Class B.
5. Forgive any debt or obligation owed to the Company in excess of $15,000.00.

Initially the Class A Members appoint Sam Darlington as the Executive Vice President and Chief Strategy Officer of the Company, grant him the authority, subject to the supervision of the Chief

Executive Officer, to define and create the pub structure, act as the general contractor for construction of the restaurant/pub contemplated by the Company, providing routine building maintenance and to act as the special adviser to the Chief Executive Officer.

Initially the Class A Members appoint Richard Moorhead as Senior Vice President and Chief Technology Officer of the Company and grant him the authority, subject to the supervision of the Chief Executive Officer, with the responsibility of identifying, implementing and integrating new technologies for the Company.

(b) Each of the Class A Members and the above identified Officers must perform his/her management duties in good faith in a manner he/she reasonably believes to be in the best interest of the Company and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Class A Member who performs his/her management duties as stated does not have any liability to the Company or the other Members by reason of being or having been a manager of the Company. The Class A Members do not, in any way, guarantee the return of the Capital Contributions of any Member or assignee or guarantee a profit from the operations of the Company. The Class A Members and any appointed officer are not liable to the Company or any Member or assignee for any loss or damage sustained by the Company or any Member or assignee, unless the loss or damage is the result of fraud, deceit, gross negligence or willful misconduct.

(c) If any Class A Member, acting as a manager of the Company, or an appointed officer of the Company incurs a debt or obligation on behalf of the Company or takes any action beyond that person's authority as set forth in this Company Agreement, that manager or officer is solely responsible for any and all resulting damages to the Company and to the other Members.

(d) Persons serving in a management capacity (including officers appointed by the Class A Members) are expected to devote such time and effort to the business as they determine to be appropriate or necessary in the circumstances. This provision is for the benefit of the Company and may be enforced only by the Company.

(e) Except as otherwise agreed in writing between the person and the Class A Members, no person who is a Class B Member is required to devote any time to the management of the Company. Members may have other business interests and may engage in other activities in addition to those relating to the company. The Members acknowledge that some of the Class A Members have other business interests and agree that these interests do not conflict with the business operations of the Company.

3.3 **Location of Meetings**. Meetings of the Members or a committee of the Members of the Company may be held at the principal office of the Company or a place in or outside the state as agreed to by all Persons entitled to notice of the meeting. Class B Members will not be invited to a Meeting of the Members or receive notice of a Meeting of the Members unless the Class A Members request the attendance of the Class B Members at a meeting of the Members. Class B Members will not have a vote at a Meeting of the Members unless the notice of the request for attendance of the Class B Members at a Meeting advises the Class B Members that they will be entitled to vote on the subject matter of the Meeting.

3.4 **Alternative Forms of Meetings**.

(a) The Members or a committee of the Members, may hold meetings by using a conference telephone or similar communications equipment, or another suitable electronic communications system, including videoconferencing technology or the Internet, or any combination, if the telephone or other equipment or system permits each individual participating in the meeting to communicate with all other individuals participating in the meeting.

(b) If voting is to take place at the meeting, the Company must implement reasonable measures to verify that every Person voting at the meeting by means of remote communications is sufficiently identified.

3.5 **Participation Constitutes Presence**. A Person participating in a meeting is considered present at the meeting, unless the participation is for the express purpose of objecting to the transaction of business at the meeting on the ground that the meeting has not been lawfully called or convened.

3.6 **Notice of Meetings**. Notice of a meeting of the Members or a committee of the Members must be given in a manner described in Section 11.1 and state the date and time of the meeting and the location of the meeting or, if the meeting is held by using a conference telephone or other communications system authorized by Section 3.4, the form of communication used for the meeting.

3.7 **Waiver of Notice**. Notice of a meeting is not required to be given to a Member, or a member of a committee of the Members, entitled to notice under this Agreement if the person entitled to notice signs a written waiver of notice of the meeting, regardless of whether the waiver is signed before or after the time of the meeting. If a Person entitled to notice of a meeting participates in the meeting, the person's participation constitutes a waiver of notice of the meeting unless the person participates in the meeting solely to object to the transaction of business at the meeting on the ground that the meeting was not lawfully called or convened.

3.8 **Who May Call**. Any Class A Member may call a meeting of the Members.

3.9 **Time of Notice**. Notice must be given not later than the third (3rd) day or earlier than the sixtieth (60th) day before the date of the meeting.

3.10 **Quorum and Act of Members or Committee**. Class A Members of the Company owning a majority of the Class A Ownership Percentages in the Company constitute a quorum for the purpose of transacting business at a meeting of the Members. Except as provided in Section 3.11, the affirmative vote of Members owning a majority of the Class A Ownership Percentages in the Company present at a meeting at which a quorum is present constitutes an act of the Members. A majority of all members of a committee of Members constitutes a quorum for the purpose of transacting business at a meeting of the committee. The affirmative vote of the majority of the committee present at a meeting at which a quorum is present constitutes an act of the committee.

3.11 **Votes Required to Approve Certain Actions**. A Fundamental Business Transaction of the Company or an action that would make it impossible for the Company to carry out the ordinary business of the Company must be approved by the affirmative vote of all of the Class A Members. For purposes of this Agreement, the term "Fundamental Business Transaction" means a merger, interest exchange, conversion, sale of all or substantially all of the Company's assets, or determination to dissolve the Company.

3.12 **Manner of Voting**. A Class A Member of the Company may vote in person or by a proxy executed in Writing by the Class A Member to another Class A Member. A member of a committee of the Class A Members may vote in person or by a proxy executed in Writing by the committee member to another committee member. Except as provided by this Section, a Class A Member or committee member may not vote by proxy.

3.13 **Action by Written Consent**. An action may be taken without holding a meeting, without providing notice, or without taking a vote if a Written consent or consents stating the action to be taken is obtained from the number of Class A Members or committee members, as appropriate, necessary to have at least the minimum number of votes that would be necessary to take the action at a meeting at which each Member or committee member, as appropriate, entitled to vote on the action is present and votes. Any of the following shall satisfy the requirement for a Written consent: an originally signed document; a photographic, photostatic, facsimile or similarly reliable reproduction of an originally signed document; or an electronic message if the transmission contains or is accompanied by information allowing a determination (i) that the message was transmitted by the consenting Member or committee member and (ii) of the date of the transmission. Unless otherwise dated, a consent given by electronic message is considered given on the date transmitted. With regard to any action approved in accordance with this Agreement by Written consent of less than all Class A Members, or committee members, no prior notice is required to be given to non-approving Class A Members or committee members.

3.14 **Explicit Vote or Consent Required**. The exclusive methods by which Class A Members or committee members may take action with respect to the Company are voting or written consent as provided in this Article 3. A Class A Member or committee member is not deemed to have voted in favor of, or consented to, an action unless such Person has given explicit consent or voted as provided in this Article 3.

## Article 4 Capital Contributions

4.1 **Agreed Capital Contributions**. Each initial Class A Member and Class B Member agrees to contribute to the capital of the Company the contribution set forth opposite such Member's name on the attached Exhibit "A" or Exhibit "B" as applicable. Any Person issued a membership interest in the Company after the formation of the Company will contribute to the capital of the Company the contribution, if any, approved as provided in Section 2.2. Class B Membership Interests created by a private offering authorized by the Class A Members will have as the initial capital contribution to the Company the purchase price of each percentage of Class B Membership Interest (the "Unit") multiplied by the number of Units purchased.

4.2 **Additional Capital Contributions**. The Members may request, but may not require, that the Class A and Class B Members make additional contributions to the capital of the Company.

4.3 **Capital Accounts**. A capital account ("Capital Account") will be established for each Member and must be maintained in such a manner as to correspond with the rules set forth in the Treasury Regulations (the "Allocation Regulations") promulgated under Section 704(b) of the Code. Except as otherwise required by the Allocation Regulations or the Code, a Member's Capital Account will be increased by (i) the amount of any contribution of capital to the Company (based on the fair market value of the cash or other assets contributed) and (ii) allocations of income or gain (for Company book purposes) to the Member pursuant to this Agreement, and will be reduced by (i) the amount of money distributed to the Member by the Company, (ii) the fair market value of any property distributed to the Member by the Company, and (iii) allocations of deduction or loss (for Company book purposes) to the Member by the Company pursuant to this Agreement. The Capital Accounts of the Members will not bear interest. If any additional membership interests in the Company are to be issued in consideration for a contribution of property or cash or if any Company property is to be distributed in liquidation of the Company or an interest in the Company, the Capital Accounts of the Members (and the amounts at which all Company properties are carried on its books and records other than for income tax purposes) shall, immediately prior to such issuance or distribution, as the case may be, be adjusted (consistent with the provisions of Section 704 of the Code) upward or downward to reflect any unrealized gain or unrealized loss attributable to all Company properties (as if such unrealized gain or unrealized loss had been recognized upon actual sale of the properties upon a liquidation of the Company immediately prior to issuance or distribution). Except as otherwise required by the Allocation Regulations, in the event any membership interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

## Article 5 Taxation and Allocations

5.1 **General**. Unless otherwise required by the Allocation Regulations or the Code, all items of income, gain, loss, deduction and credit of the Company will be allocated to the Members for accounting and tax purposes pro rata according to their Percentages.

5.2 **Regulatory Allocations**. To the extent the Allocation Regulations or the Code require allocations for tax purposes that differ from the foregoing allocations, the Members may determine the manner in which such tax allocations shall be made so as to fully comply with the Allocation Regulations, the Code, other applicable law and, at the same time to the extent reasonably possible, preserve the economic relationships among the Members as set forth in this Agreement.

5.3 **Reporting**. The Members are aware of the income tax consequences of the allocations made by this Article 5 and agree to be bound by the provisions of this Article 5 in reporting their shares of Company items for income tax purposes.

## Article 6 Distributions

6.1 **Distributions**. Available Cash shall be distributed at least annually to all of the Members pro rata according to their Percentages.
6.2 **Required Annual Tax Distribution**. Within ninety (90) days following the end of each fiscal year, the Company will make an additional distribution to each Member in an amount equal to (i) the income tax liability of the Member attributable to the taxable income allocable to the Member for such fiscal year with respect to such Member's membership interest, computed as set forth in Article 5, less (ii) the aggregate amount of distributions to such Member by the Company during such fiscal year, if the amount per clause (i) is greater than the amount per clause (ii); provided, however, that the Company is only obligated to make distributions pursuant to this Section 6.2 to the extent that it has cash available in the ordinary course of its business after taking into consideration any cash reserves management determines must be maintained by the Company, and this Section 6.2 does not require the Company to liquidate non-cash assets, to borrow funds or to require additional capital contributions for the purpose of making such distributions.

**Article 7 Bank Accounts, Books of Account, Reports and Fiscal Year**

7.1 **Bank Account; Investments**. The Class A Members must establish one or more bank or other financial institution accounts into which all Company funds must be deposited. Funds deposited by the Company into such accounts may be withdrawn only in furtherance of the business of the Company or for distribution to the Members pursuant to this Agreement. Pending withdrawal for such purposes, Company funds may be invested in such manner as the Members may determine.

7.2 **Books and Records.**

(a) The Members will keep or cause to be kept books and records of the Company using a method consistent with that described in Treasury Regulation Section 1.704-1(b). Income, gain, loss and deduction of the Company (including income and gain exempt from tax and expenditures not deductible in computing the Company's taxable income) shall be computed based upon the book value of the Company's property using the same methods (e.g., cash or accrual accounting, or straight line or accelerated depreciation) as are used in computing the Company's taxable income. The books of the Company, for both tax and financial reporting purposes, shall be kept using the method of accounting selected by the Members.

(b) The books and records of the Company will be maintained at the Company's principal office, and each Member is allowed reasonable access to such records for a purpose reasonably related to the Member's service to the Company in a management capacity.

(c) The Company will provide an assignee of a membership interest access to the Company's books and records to the extent and as provided by this Section. An assignee of a membership interest who wants to examine or copy any of the Company's books and records (the "Requester") will give written notice to the Company specifying the books and records that the Requester desires to examine or copy and stating a proper purpose for examining or copying the requested books and records. Subject to this subsection and subsection (d) of this Section, within five days after the Requester submits such a written notice, the Company will make available at its principal office the requested books and records if the requested books and records are required to be maintained by the Company under the BOC or consist of other information regarding the business, affairs and financial condition of the Company that is reasonable for the Requester to examine and copy. The requested books and records will be made available during regular business hours, and the examination and copying shall be at the expense of the Requester. The Company may deny a Requester access to the Company's books and records and information if the Requester: (i) has improperly used information obtained through a prior examination of the books and records of the Company or of any other entity; or (ii) was not acting in good faith or for a proper purpose in making the Requester's request for information.

(e) The Company may keep confidential from a Requester, for such period of time as the Class A Members deem reasonable, any information that they reasonably believe to be in the nature of trade secrets or other information the disclosure of which the Members in good faith believe is not in the best interest of the Company or could damage the Company or its business or which the Company by law is required by law or by agreement with a third party to keep confidential.

7.3 **Financial Information**. As soon as is reasonably practicable after the end of each Company fiscal year, the Class A Members will cause to be prepared and furnished to each Member, at Company expense, a balance sheet of the Company (dated as of the end of the fiscal year then ended), and a related statement of income, loss and change in financial position for the Company (for the same year). Such financial information shall reflect the beginning balance in each Member's Capital Account as of the first day of such year, all distributions of cash made to each Member during the year, and the ending balance in each Member's Capital Account as of the last day of the year and is not required to be audited.

7.4 **Tax Returns and Information; Governing Documents.** The Members intend for the Company to be treated as a Subchapter S corporation for tax purposes. The Class A Members will prepare or cause to be prepared all federal, state and local income and other tax returns that the Company is required to file and will furnish each Member both a copy of such Member's Schedule K-1 and the Company's tax return as soon as is reasonably practicable after the end of each Company fiscal year. On Written request to the Company, the Company will provide to a Member or an assignee of a membership interest a free copy of (i) the Company's certificate of formation, including any amendments to or restatements of the certificate of formation; (ii) this Agreement, including any amendments to or restatements of this Agreement; and (iii) any federal, state and local tax returns of the Company for each of the preceding six years.

7.5 **Fiscal Year**. The Company fiscal year is the calendar year.

## Article 8 Transfer Restrictions and Push-Pull Buyout

8.1 **Right of First Refusal.** If a Member receives a written offer to purchase all or any part of his/her/its membership interest (the "Selling Member") and the Member wants to sell, dispose of or otherwise transfer or assign all or any part of the Selling Member's membership interest to the offeree (other than in a an Affiliate Transfer) the Selling Member must first offer to sell all of the membership interest that the Selling Member wants to sell or transfer to the Company. Selling Member must send a written notice to the Company and all of the Class A Members advising them that the Selling Member has received an offer; and attaching a copy of the offer to the notice. The

Company is granted an option, for a period of thirty (30) days after the notice to purchase the membership interest at the price and terms specified in the notice. If the Company does not exercise the option, the selling Member must offer the right to purchase the membership interest to the Class A Members, who have an option, for a period of thirty (30) days following the expiration of the Company's thirty (30) day option period, to elect to purchase the offered membership interest at the price specified in the notice. If all or any portion of the purchase price specified in the notice is not cash, the price is deemed to be a cash offer equal to the fair market value of the noncash consideration. If the parties are unable to reach agreement as to fair market value of the non-cash consideration, then the fair market value will be determined by appraisal using the method for determination of Purchase Value set forth in Section 8.4(b).

Any purchase by the Company or the Members pursuant to this Section 8.1 must be closed in the manner specified in Section 8.5 (i) within thirty (30) days after the end of the applicable option period or (ii) determination of the fair market value of the noncash consideration, if later. If more than one Member elects to purchase the offered membership interest pursuant to the option granted to them they must, absent a different agreement at the time, acquire the offered membership interest pro-rata in accordance with their respective Percentages prior to the offer being made.

If neither the Company nor the Class A Members elect to purchase the offered membership interest, then the offering Member has sixty (60) days after expiration of the options of the Company and the Class A Members in which to close the sale of the offered membership interest at the price and terms identified in the notice to the purchaser(s) identified in the notice. The purchaser(s) is solely an assignee(s) of the purchased membership interest unless and until that purchaser(s) is admitted as a Member(s) of the Company in accordance with Article 2 of this Agreement. In no event may the Selling Member sell less than all of the membership interest offered by such Member. An assignee of a membership interest is subject to this Section 8.1 in the same manner as a Member. The selling Member has the obligation to present to the Company an opinion of legal counsel that the transfer of that Member's Membership Interest will not cause the Company to have to register its Membership Interests with either the Federal or State of Texas securities department, or cause a violation of any applicable securities laws.

If a Class B Member wants to sell, transfer or dispose of that Class B Members membership interest, and has not received a written offer from a third party, that Class B Member (the Selling B Member) may sell all but not part of his/her/its membership interest provided the Selling B Member follows the following procedure. The Selling B Member must notify the Company, the Class A and the Class B Members that his/her/its Class B Membership interest is for sale, stating the offering price for each percentage of the Class B membership interest owned by the Selling B Member. The Company has the first option to purchase all of the offered Class B Membership at the price stated in the notice for a period of thirty (30) days from the date of the notice. If the Company fails to exercise the option during the thirty (30) days, the Class A Members have an option to purchase all of the Selling B Member's membership interest at the price stated in the notice on a pro rata basis for a period of thirty (30) days from the date of the notice. If one or more of the Class A Members does not want to exercise the purchase option granted herein, the remaining Class A Members may assume that option, provided that the remaining Class A Members must purchase all of the offered Class B membership interest. If the Class A Members fail to exercise the option during the thirty (30) days granted to them to purchase all and not less than all of the offered membership interest, the Class B Members have an option to purchase all of the Selling B Member's membership interest at the price stated in the notice on a pro rata basis for a period of thirty (30) days from the date of the notice. If one or more of the Class B Members does not want to exercise the purchase option granted herein, the remaining Class B Members may assume that option, provided that the remaining Class B Members must purchase all of the offered Class B membership interest. If none of the options granted above are exercised during the allowed option period, the Selling B Member may sell his/her/its Class B membership interest to a third party at the same purchase price and on the same terms offered to the Company for a period of thirty (30) days after the last day of the last option period. If the Selling B Member does not close on the sale and transfer of the offered membership interest within the thirty (30) day period the authority of the Selling B Member to sell the offered membership interest is withdrawn and the right of first refusal period is reinstated. The selling Member has the obligation to present to the Company an opinion of legal counsel that the transfer of that Member's Membership Interest will not cause the Company to have to register its Membership Interests with either the Federal or State of Texas securities department, or cause a violation of any applicable securities laws.

8.2 **Death or Divorce of Member or Spouse.**

(a) On the death of a Member, subject to subsection (c) of this Section 8.2, the executor, administrator or personal representative (as applicable, the "Personal Representative") of the Deceased Member will be treated as an assignee. The membership interest of such Personal Representative is subject to all the terms and provisions of this Agreement.

(b) Subject to subsection (d) of this Section 8.2, a Member's spouse becomes an assignee of the membership interest in the Company that the spouse succeeds to or obtains as the result of the termination of the marital relationship of the spouse and such Member.

(c) The Company is authorized to purchase life insurance policies on the lives of each of the Class A Members who is an individual. The Company will be named as the sole beneficiary of each insurance policy of the insured Class A Members. The Class A Members are authorized to determine by resolution the face amount of each policy, which will be based upon a fair and reasonable estimate of the value of each percentage of membership interest. If an insured Class A Member dies the proceeds of the insurance policy will be used in its entirety to by the Company to purchase the deceased Class A Members membership interest. The Class A Member agrees that the proceeds of the insurance policy on his life represents the value of his Class A membership interest and accepts the proceeds as the purchase price to the Company on behalf of himself and his estate. Each Class A Member by his signature to this Agreement binds his estate, heirs, successors and personal representatives to this purchase arrangement. By signature to this Agreement, the spouse of each Class A Member (if any) agrees to this purchase and sale agreement.

If a Class B Member dies (the "Deceased Member"), the Personal Representative of the Deceased Member has ninety (90) days after the Deceased Member's date of death to cause the Company to purchase the Deceased Member's membership interest for the Purchase Value (determined as set forth in Section 8.4(b)) (the "Put Option"). The purchase by the Company pursuant to the Put Option must be closed in the manner specified in Section 8.5 within thirty (30) days after (i) the exercise of the Put Option or (ii) determination of the Purchase Value, if later. If the Personal Representative of the Deceased Member does not exercise its Put Option by notice to the Company within the ninety (90) day period or if a Personal Representative is not appointed within the ninety (90) day period, then the Company has the option for a period of one hundred and twenty (120) days from date the Deceased Member's date of death, to elect to purchase the Deceased Member's membership interest for the Purchase Value (determined as set forth in Section 8.4(b)). If the Company does not elect to purchase all of the Deceased Member's membership interest, the Class A Member(s) have the option, for period of thirty (30) days following the expiration of the Company's option period, to elect to purchase the Deceased Member's membership interest not purchased by the Company for the Purchase Value (determined as set forth in Section 8.4(b)). Any purchase by the Company or the Class A Members pursuant to this Section 8.2(c) must be closed in the manner specified in Section 8.5 within thirty (30) days after (i) the end of the applicable option period or (ii) determination of the Purchase Value, if later. If more than one Member elects to purchase the Deceased Member's membership interest pursuant to the option granted to them pursuant to this Section 8.2(c), they must, absent a different agreement at the time, acquire the Decease Member's membership interest pro-rata in accordance with their respective Percentages prior to their purchase pursuant to such option. During the pendency of the options, following the Deceased Member's death the remaining Member(s) may continue the business of the Company, but the estate or Personal Representative of the Deceased Member is not liable for any obligations incurred by Deceased Member to the Company beyond the amount includable in the Deceased Member's estate already invested or involved in the Company on the date of the Deceased Member's death.

(d). If a Member (the "Divorced Member") or the Member's spouse files for divorce the divorce decree must contain a provision that the decree of divorce is an offer to sell all of the spouse's Membership Interest in the Company to the Member for one-half of the amount of the Member's initial contribution to the Company. The Member must purchase the offered Membership Interest from the spouse at that purchase price. The purchase/sale transaction must be completed within thirty (30) days of the date of the divorce decree. Each Member's spouse is signing this Agreement to acknowledge that spouse's agreement to this Section 8.2(d).

(e) If a Member's spouse dies and the Member (the "Surviving Member") does not acquire by will or by operation of law all of the membership interest owned by the deceased spouse, the Surviving Member must purchase the interest of the spouse from the spouse's estate. The purchase price is one half of the Member's initial capital contribution to the Company. The deceased spouse's estate is bound to the terms of this Agreement, which is acknowledged by each Member's spouse signature to this Agreement.

(f) By signing this Agreement, the spouses of the Members, in addition to any other purposes for which they are signing this Agreement, agree to be bound by the terms of this Agreement with respect to any membership interests now owned or hereafter acquired in the Company. The execution of this Agreement by such spouses is not intended to alter, nor does it alter the existing status and characterization of the membership interests in the Company as the separate or community property of the Members.

8.3 **Push-Pull Buyout.**

(a) Each Class A Member (the "Offering Member") may at any time give notice to all, but not less than all, of the other Class A Members that he/she/it will (a) sell all of the Offering Member's membership interest in the Company to the other Class A Members, or (b) buy all of the other Class A Member's (the "Remaining Members") membership interests in the Company. The notice must specify the price per Percentage at which the Offering Member will sell or purchase. The Remaining Members have an option, for a period of sixty (60) days after receiving the notice, to elect to purchase the all of the Membership Interest of the Offering Member at the Percentage price set out in the Notice. If none of the Remaining Members elect to purchase all of the Offering Member's Membership Interest then the Offering Member must purchase all of the membership interest of the Remaining Members at the price per Percentage and the Remaining Members must sell their membership interests to the Offering Member at the Percentage price. In either case, the transaction must be closed in the manner specified in Section 8.5 within thirty (30) days after the end of such sixty (60) day period.

(b) If more than one Remaining Member elects to purchase the Offering Member's membership interest pursuant to the option granted to them hereunder, the Offering Member's Membership Interest will be prorated between or among the Remaining Members in accordance with their respective Percentages prior to their purchase pursuant to such option. If some Remaining Members elect to sell and others elect to purchase, then those Remaining Members electing to purchase the Offering Member's membership interest may purchase all of the membership interests of Remaining Members opting to sell at the offered price, or, at their election and option and without being required to do so, may purchase only the membership interest originally offered by the Offering Member.

(c) Any two or more Members may, if they elect, institute the push-pull buyout under this section as a block of membership interests by jointly commencing the offer to purchase or sell their membership interests to the other Member(s) as a block and conditioning the purchase and sale of the membership interests to the block of membership interests offered. In such event, the recipient Member(s) may treat the membership interests as a block for purposes of exercising the offer to purchase or sell under this section.

8.4 **Determination of Purchase Value.**

(a) "Purchase Value" means the amount of cash and fair market value of property which would be received by the holder of the membership interest to be sold if the Company sold its business and assets for cash at a purchase price equal to their fair market value as of the date of determination of the Purchase Value, and all remaining assets of the Company were distributed to the Members in accordance with this Agreement. Purchase Value will be determined as of a date as near as reasonably practicable to the date of the occurrence of the event which results in the sale of the membership interest hereunder. The party whose membership interest is to be sold is referred to as the "Selling Party" and the party or parties acquiring that interest are referred to, individually or collectively, as the case may be, as the "Acquiring Party." In exercising the right to purchase the membership interests of any party, the Acquiring Party will establish a purchase price that it reasonably believes to be the Purchase Value for the membership interest and state the purchase price in its notice. If more than one Person is acquiring an interest, the decision of the holders of a majority of the Percentages held by all such parties is deemed the decision of the Acquiring Party. The Selling Party has thirty (30) days to notify the Acquiring Party in Writing of any objection to the purchase price. If the Selling Party fails to timely object to the purchase price, then the proposed purchase price is the purchase price of the membership interests.

(b) If the Selling Party does timely object, the Selling Party has the right to engage an independent certified public accountant or certified appraiser to perform a determination of the Purchase Value of the membership interest subject to the terms hereof. That determination must be completed within twenty (20) days after the Selling Party has delivered notice of objection to the Acquiring Party. The determination will be the purchase price of the membership interests unless the Acquiring Party notifies the Selling Party in writing of any objection to that purchase price within ten (10) days after the Selling Party has delivered notice of the determination to the Acquiring Party on behalf of the Company. If the Acquiring Party objects to the purchase price, the Acquiring Party has the right to engage an independent certified public accountant or certified appraiser to perform another determination of the Purchase Value of the membership interests. This determination must be completed within twenty (20) days after the Acquiring Party has delivered notice of objection to the Selling Party. If the second determination differs from the first, the two firms shall meet and attempt to render a joint determination within five (5) days after delivery of the second determination. If for any reason the firms fail to agree on a joint determination during such five-day period, they will mutually agree upon and appoint a third independent certified public accountant or certified appraiser within the next five (5) days who will determine the Purchase Value of the membership interests within twenty (20) days of appointment. This determination is the final purchase price of the membership interests.

The determination of the purchase price pursuant to this section is conclusive and binding upon the parties. Each party will bear any and all expenses incurred as the result of their objections to the purchase price and the employment of a suitable firm to render a determination pursuant thereto and the Selling Party and the Acquiring Party will bear the costs of any third firm required to determine the Purchase Value of the membership interests equally. If the Acquiring Party consists of multiple Persons, those Persons will bear those costs, absent a different agreement at the time, pro-rata in accordance with their respective Percentages.

8.5 **Closing of Sale**; Payment of Purchase Price. At the closing of any sale of a membership interest pursuant to Section 8.1, 8.2 or 8.3, the Selling Party must assign and deliver the membership interest to the Acquiring Party free and clear of all security interests, liens or other encumbrances.

If the sale is pursuant to an option under Section 8.1, payment of the purchase price is as specified in the notice thereunder unless agreed by the parties. Any transfer or similar taxes involved in such sale must be paid by the Selling Party, and the Selling Party will provide the Acquiring Party with such evidence of the Selling Party's authority to sell hereunder and such additional instruments as the Acquiring Party may reasonably request.

8.6 **Basis Adjustment**. Upon the transfer of all or part of a membership interest in the Company, at the request of the transferee of the interest, the Members may, in their sole discretion, cause the Company to elect, pursuant to Section 754 of the Code or the corresponding provisions of subsequent law, to adjust the basis of the Company properties as provided in Sections 734 and 743 of the Code.

8.7 **Requirement of Opinion of Counsel for Transfer of Membership Interest**. In addition to all other restrictions on the transfer of a Membership Interest in the Company, the Company is not obligated or required to accept or acknowledge a proposed transfer of a Membership Interest by a Member unless the Company's legal counsel concludes that the transfer will not violate any federal or state securities law or jeopardize the exempt status of the Company Membership Interests.

**Article 9 Exculpation, Indemnification and Advancement**

9.1 **Exculpation**.

(a) For purposes of this Agreement, "Covered Person" means (i) any Class A Member and (ii) any officer of the Company. The term "Covered Person" also means any person with the power, whether through ownership of voting securities, by contract or otherwise, to direct the actions of the Member (a "Control Person").

(b) No Covered Person is liable to the Company or the Members for any loss, damage or claim incurred by reason of any act or omission (whether or not constituting negligence) performed or omitted by the Covered Person, provided that such act or omission did not constitute gross negligence, bad faith, willful misconduct, or a breach of this Agreement.

(c) The provisions of this Section 9.1 are intended to limit liability with regard to duties, if any, owed or asserted to be owed by Covered Persons, and such provisions shall in no way be deemed to create or impose duties on Covered Persons.

9.2 **Scope of Duties of Covered Persons**. The fiduciary duties of the Class A Members that are owed by reason of their capacity as Class A Members are owed to the Company. The Class A Members in their individual capacity as a Class A Member, owe no fiduciary duty to any individual Member. The fiduciary duty to the Company of a Class A Member, and the fiduciary duty to the Company, if any, of a Control Person of a Member, is limited to refraining from gross negligence, bad faith or willful misconduct.

9.3 **Indemnification**. A Covered Person is indemnified by the Company for any loss, damage or claim incurred by that Covered Person by reason of any act or omission (whether or not constituting negligence) performed or omitted by that Covered Person in the capacity of a Covered Person, except that no Covered Person is entitled to be indemnified in respect of any loss, damage or claim incurred by that Covered Person by reason of that Covered Person's bad faith, gross negligence, willful misconduct or breach of this Agreement. Any indemnity under this Section 9.3 will be provided out of and to the extent of Company assets only, and no Member has any personal liability on account thereof.

9.4 **Expenses**. Expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding will be advanced by the Company before the final disposition of the claim, demand, action, suit or proceeding upon receipt by the Company of a written request by or on behalf of the Covered Person to repay that amount if it shall be determined that the Covered Person is not entitled to be indemnified under Section 9.3. The Company may enter into indemnity contracts with any Covered Person and the Class A Members may adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under this Section 9.4 and containing other procedures regarding indemnification as are appropriate.

9.5 **Insurance**. The Company may purchase and maintain insurance, to the extent and in amounts the Class A Members deem reasonable, on behalf of Covered Persons and other Persons as the Class A Members may determine, against any liability that may be asserted against or expenses that may be incurred by that Person in connection with the activities of the Company, regardless of whether the Company would have the power to indemnify that Person against the liability under this Agreement. The Company has no obligation to fund indemnification of any Person to the extent the liability is covered by insurance. The Company's obligation to fund indemnification of any Person commences only after all available insurance has been exhausted.

9.6 **Duration of Protection**. All provisions of this Article 9 apply to any former Member or Control Person thereof for all actions or omissions taken while the Member was a Member to the same extent as if that person were still a Member.

**Article 10 Winding Up**

10.1 **Events Requiring Winding Up**. The Company will be wound up (as that term is defined in the Texas Business Organizations Code [BOC]) only on the first to occur of any one or more of the following: (a) the vote or written consent of all of the Class A Members; (b) the occurrence of any event that terminates the continued membership of the last remaining Member in the Company unless the legal representative or successor of the Member agrees to continue the Company and appoints a successor Member in accordance with the BOC; (c) entry of a judicial order to wind up the Company; or (d) the involuntary termination of the Company under the BOC or Texas Tax Code, unless the Company is reinstated as provided by law.

10.2 **Revocation or Reinstatement**. A vote or consent to wind up as provided in Section 10.1(a) may only be revoked upon the vote or consent of all of the Class A Members. If there is a termination of the Company under the BOC, the Company may only be reinstated upon the vote or written consent of all of the Members.

10.3 **Winding Up Affairs and Distribution of Assets.**

(a) If an event requiring the winding up of the Company occurs and is not revoked, the Class A Members must appoint a person designated for this purpose (the "Liquidating Agent"), as soon as practicable must wind up the affairs of the Company and sell and/or distribute the assets of the Company. The Liquidating Agent is expressly authorized and empowered to execute any and all documents necessary or desirable to effectuate the liquidation and termination of the Company and the transfer of any assets. The Liquidating Agent must apply and distribute the proceeds of the sale or liquidation of the assets and property of the Company in the following order of priority, unless otherwise required by non-waivable provisions of applicable law: (i) to pay (or to make provision for the payment of) all creditors of the Company (including Members who are creditors of the Company), in the order of priority provided by law or otherwise, in satisfaction of all debts, liabilities or obligations of the Company due its creditors; (ii) after the payment (or the provision for payment) of all debts, liabilities and obligations of the Company in accordance with clause (i) above, any balance remaining shall be distributed to the Members having positive Capital Accounts in relative proportion to those Capital Accounts.

(b) The Liquidating Agent has the sole discretion to determine whether to liquidate all or any portion of the assets and property of the Company and the consideration to be received for that property.

(c) If the Company's property is not sufficient to discharge all of the Company's liabilities and obligations, the Liquidating Agent must apply the Company's property to the just and equitable discharge of its liabilities and obligations, including liabilities and obligations owed to the Members other than for distributions, or make adequate provision for the just application of the Company property, to the extent possible.

(d) Except as required by non-waivable provisions of the BOC, no Member has any obligation at any time to contribute any funds to replenish any negative balance in the Member's Capital Account.

10.4 **Termination**. On compliance with the distribution plan described in Section 10.3, the Liquidating Agent must execute, acknowledge and cause to be filed a certificate of termination. Except as otherwise provided by the BOC, the Company ceases to exist upon the filing of the certificate of termination with the Secretary of State of Texas.

## Article 11 Miscellaneous Provisions and Definitions

11.1 **Notices**. Any notice to be given under this Agreement must be in Writing and mailed, transmitted by facsimile or by electronic message, or delivered personally (a) if to the Company, to the registered agent of the Company at the registered address of the Company, (b) if to any initial Member, to such Member at an address therefor set forth on Exhibit "A" or, (c) if to any Member subsequently admitted, to an address set forth in the document in which such Member agreed to be bound by this Agreement, or in each case at such other address as any Person entitled to notice hereunder may designate by notice to the Company and all of the Members. Notice of a meeting that is mailed is considered to be delivered on the date notice is deposited in the United States mail. Notice of a meeting that is transmitted by facsimile or electronic message is considered to be delivered when the facsimile or electronic message is successfully transmitted. Notice of a meeting that is personally delivered to the Person is considered to be delivered when received by the Person.

11.2 **Entire Agreement**. This Agreement supersedes all prior agreements and understandings among the Members with respect to the Company, including the Company Agreement of Northern Ireland Enterprises, LLC dated February 21, 2018, as amended.

11.3 **Amendments**. The vote or Written consent of all of the Class A Members is required to amend the certificate of formation of the Company or this Agreement; provided that upon the admission of any new Member as authorized by this Agreement, amendment of Exhibit "A" of this Agreement to reflect the admission of the new Member is deemed approved by the Class A Members.

11.4 **Governing Law**. This Agreement shall be governed by and construed in accordance with the law of Texas.

11.5 **Power of Attorney**. Each Member constitutes and appoints each Class A Member the true and lawful attorney of such Member with full power of substitution to make, execute, sign, acknowledge and file (a) all certificates and instruments necessary to form or qualify, or continue the existence or qualification of, the Company in any jurisdiction or before any governmental authority and (b) any amendments to this Agreement to reflect the admission of any new Member if the same is authorized by this Agreement. This grant of a power of attorney is coupled with an interest and survives a Member's disability, incompetence, death or assignment by such Member of the membership interest pursuant to this Agreement.

11.6 **Binding Effect; No Third-Party Beneficiaries**. This Agreement is binding upon, and, to the extent provided herein, inure to the benefit of, the signatories of this Agreement and any Members subsequently admitted, their spouses, heirs, devisees, executors, legal representatives, successors, and assigns. Article 9 of this Agreement also inures to the benefit of Covered Persons as defined therein. The Members acknowledge and agree that this Agreement is intended to be binding upon and to inure to the benefit of the Company and that the provisions of this Agreement are enforceable by and against the Company.

11.7 **Obligations of the Company**. The obligations of the Company are the obligations of the Company only. None of the Members have any personal liability for any debt or other obligation of the Company, including any obligations pursuant to Article 8 and Article 9 of this Agreement, any judgment against the Company or any third party claim of any kind. No creditor of the Company or of a Member is entitled to or is intended to have third-party beneficiary status to enforce any obligation of any party under this Agreement.

11.8 **Counterparts**. This Agreement may be executed in any number of counterparts or with counterpart signature pages, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

11.9 **Certain Definitions and Construction**. (a) As used in this Agreement, the following terms have the following meanings:

(i) "Affiliate Transfer" means, if the transferor is an individual, a gift or contribution by the transferor prior to the transferor's death to a member of the transferor's immediate family (i.e.

parents, descendants, siblings or spouse) or to a trust, partnership or other entity controlled by or for the benefit of such transferor or such transferor's immediate family. If the transferor is an entity, "Affiliate Transfer" means the transfer or contribution of the membership interest to another entity so long as the Person or Persons with the power, whether through ownership of voting securities by contract or otherwise, to direct or cause the direction of the management and policies of the transferor entity have the power to direct or cause direction of the management and policies of the transferee entity.

(ii) "Agreement" means this Operating Agreement as it may be amended from time to time as provided herein.

(iii) "Available Cash" means cash on hand held by the Company that the Members determine is not required by operations or as a reasonable reserve for capital replacements.

(iv) "Capital Account" means the capital account of a Member in the Company pursuant to Section 4.3.

(v) "Code" means the Internal Revenue Code of 1986.

(vi) "Member" means any Person admitted to the Company as a member as provided in this Agreement but excludes any such Person that has ceased to be a member as provided in this Agreement or the BOC.

(vii) "Percentage" for any Member means the membership interest of the Member expressed as a percentage. The Percentages of the initial Class A Members as of the formation of the Company are set forth in Exhibit "A". Exhibit "A" will be amended as necessary to reflect any changes in Percentages. The Percentages of the initial Class B Members are set out on Exhibit "B". Exhibit "B" will be amended as necessary to reflect any changes in Percentages. Percentages may also be referenced as "Units". The total Percentages of membership interests owned by all Members and assignees at any point in time must equal 100%. If the Company purchases a membership interest, the Percentage of the purchased membership interest will no longer be included in the total Percentages, and the Percentages of membership interests owned by Members and assignees will be adjusted accordingly. Upon the issuance of an additional membership interest, the Percentages of Members and assignees who have not been issued an additional interest will be decreased accordingly. For purposes of Section 3.10, the Percentage representing all or any portion of a membership interest assigned by a Member will be attributed to the assignor Member if the assignor Member has not ceased to be a Member. If the assignor Member has ceased to be a Member and the Member's assignee has not been admitted as a Member, the Percentage of the assignee will not be included for purposes of Section 3.10, and the determination of a "majority" of the Percentages referenced in that Section will be made on the basis of Percentages held or attributed to Persons who are at the time Members.

(viii) "Person" or "person" means any individual, corporation, partnership, limited liability company, business trust or other entity, series of an entity, or government or governmental agency or instrumentality.

(ix) "writing" or "written" means an expression of words, letters, characters, numbers, symbols, figures or other textual information that is inscribed on a tangible medium or that is stored in an electronic or other medium that is retrievable in a perceivable form. Unless the context requires otherwise, the term: (1) includes stored or transmitted electronic data, electronic transmissions, and reproductions of writings; and (2) does not include sound or video recordings of speech other than transcriptions that are otherwise "writings."

(x) In this Agreement: (i) Terms defined in the singular have the corresponding meaning in the plural and vice versa. (ii) All pronouns and any variations thereof contained herein are deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the Person or Persons may require. (iii) The word "include" and its derivatives means "include without limitation." (iv) References to Articles, Sections and Exhibits are to the specified Articles and Sections of, and Exhibits to, this Agreement unless the context otherwise requires. Each Exhibit to this Agreement is made a part of this Agreement for all purposes. (v) References to statutes or regulations are to those statutes or regulations as currently amended and to the corresponding provisions as they may be amended or superseded in the future.

[Signature page follows]

CLASS A MEMBERS:

Johnathon Gerald Kudla

Jennifer Fern Kudla

Samuel Darlington

Christina Darlington

Richard Jason Moorhead

Exhibit A

CLASS A MEMBERS
NAME AND CLASS A MEMBERSHIP INTEREST

Johnathon Gerald Kudla ............................................20%

Jennifer Fern Kudla..................................................20%

Samuel Darlington....................................................20%

Christina Darlington..................................................20%

Richard Jason Moorhead...........................................20%

TOTAL..................................................................100%

CLASS A MEMBERS' MEMBERSHIP IN COMPANY

Johnathon Gerald Kudla ............................................10%

Jennifer Fern Kudla..................................................10%

Samuel Darlington....................................................10%

Christina Darlington..................................................10%

Richard Jason Moorhead...........................................10%

TOTAL ..................................................................50%

## Exhibit B

### CLASS B MEMBERS
### NAME AND CLASS B MEMBERSHIP INTEREST

RRE Investors....................12%
Sam Darlington.................8%
Jennifer Kudla...................4%
Rabb Ventures, LLC..........4%
Raymond Gignac..............4%
Everett Monroe................4%
Johnathon (Jay) Kudla......2%
Steve Embrey....................2%
Michael Reilly....................2%
Joe Gibney........................2%
Stephen Dest....................2%
Jeremiah Williams............2%
W. Robert Coleman.........2%
Tiffany Sturman................2%

Karen Reilly..............................10%
R. Jason Moorhead.....................8%
Chris Darlington..........................4%
Craig Smith.................................4%
Richard Stuart.............................4%
Daniel Lepine..............................2%
Julia Lepine.................................2%
Cean Embrey...............................2%
AMCF, LLC......... .........................2%
Carl Miller.......... ..........................2%
TSR Trust....................................2%
Jon Sturman.................................2%
Anna Panossian...........................2%
Mathew & Dianne Staelens.......2%

TOTAL..........100%

### CLASS B MEMBERS' MEMBERSHIP IN COMPANY

RRE Investors....................6%
Sam Darlington.................4%
Jennifer Kudla...................2%
Rabb Ventures, LLC..........2%
Raymond Gignac..............2%
Everett Monroe................2%
Johnathon (Jay) Kudla......1%
Steve Embrey....................1%
Michael Reilly....................1%
Joe Gibney........................1%
Stephen Dest....................1%
Jeremiah Williams............1%
W. Robert Coleman..........1%
Tiffany Sturman................1%

Karen Reilly.................................5%
R. Jason Moorhead.....................4%
Chris Darlington..........................2%
Craig Smith.................................2%
Richard Stuart.............................2%
Daniel Lepine..............................1%
Julia Lepine.................................1%
Cean Embrey...............................1%
AMCF, LLC......... .........................1%
Carl Miller.......... ..........................1%
TSR Trust....................................1%
Jon Sturman.................................1%
Anna Panossian...........................1%
Mathew & Dianne Staelens.......1%

TOTAL..........50%

The undersigned (RRE Investors/Reese Ryan) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 13 day of February, 2019.

[signature]

The undersigned (Karen A. Reilly) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 12th day of April, 2019.

Karen A. Reilly

The undersigned (SAM DARLINGTON) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 29 day of March, 201__.

Sam Darlington

The undersigned (Richard Jason Moorhead) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 17 day of April, 2019.

______________________________

The undersigned ( Jennifer Kudla ) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 16 day of April, 2019.

The undersigned ( Christina Darlington ) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 14 day of April, 2019.

Christina L. Darlington

The undersigned ( Rabb Ventures LLC ) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 5 day of March, 2019.

[signature]

The undersigned ( CRAIG A. SMITH ) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 29th day of APRIL, 2019.

________________________

The undersigned (RAYMOND GIGNAC) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 11 day of APRIL, 2019.

[signature]

The undersigned ( Richard Stuart III ) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 11th day of February, 2019.

Richard Stuart III

The undersigned (Everett Monroe) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 26 day of March, 2019.

Everett Monroe

The undersigned ( DANIEL LEPINE ) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 12th day of April, 2019.

[signature]

The undersigned ( JAY KUDLA ) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 4th day of MARCH, 201__.

______________________

The undersigned (Julia Anne Lepine) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 27th day of April, 2019.

Julia Lepine

The undersigned ( Steven Embrey ) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 18 day of April, 2017.

Steven Embrey

The undersigned (Cean Embrey) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 18 day of April, 2019.

Cean Embrey

The undersigned ( Michael Reilly ) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 18th day of April, 2019.

[signature]

The undersigned (AMCF INVESTMENTS LLC BY: RYAN THERRELL) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 7th day of MARCH, 2019.

[signature]

The undersigned (Joseph F Gibney Jr) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 28th day of February, 2019.

[signature]

The undersigned ( Conn Miller / Deann Miller ) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 5th day of March, 2019.

[signature]

[signature]

The undersigned (STEPHEN DEST) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 11 day of February, 2019.

[signature]
________________________

The undersigned (TSR Trust) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 28th day of March, 2019.

[signature], TTEE of TSR Trust

The undersigned (JEREMIAH D. WILLIAMS) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the ___ day of 04/15/19, 201__.

______________________

The undersigned ( JON STURMAN ) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 24 day of APRIL, 2019.

[signature]

The undersigned (W. Robert Glemm JR) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 4th day of March, 2019.

[signature]

The undersigned ( Anna Panossian ) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 20 day of February, 2019.

[signature]
_______________________

The undersigned (Tiffany Sturman) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 24 day of April, 2019.

______________________

The undersigned (Mathew & Dianne Staelens) acknowledges that he/she/it has purchased Class B Member ownership interest in Northern Ireland Enterprises LLC and that he/she/it has received and reviewed a copy of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC. The undersigned also acknowledges that he/ she/ it is a Class B Member of the Company and by her/his/its signature below agrees to the terms, obligations and provisions of the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC and agrees to be bound by its terms and provisions.

Signed this the 30 day of January, 2019.

Dianne Staelens
Matthew Staelens

FIRST AMENDMENT
AMENDED AND RESTATED OPERATING AGREEMENT
NORTHERN IRELAND ENTERPRISES, LLC

This document is the First Amendment to the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC (the "Operating Agreement") dated the 16th day of October, 2018 (the Amendment) and is effective on the 1st day of January, 2024.

On or about the 24th day of October, 2023, the Class A Members of Northern Ireland Enterprises LLC (the "Company") adopted a Resolution that, among other things, authorized an amendment to the Operating Agreement of the Company to add a third Class of Members and Membership Interest to the Company Operating Agreement. The third Class of Members and Membership Interest is referred to as Class B-1. The purpose of this Amendment is to memorialize the Resolutions adopted by the Class A Members in the Operating Agreement of the Company.

1. Article 2.1 of the Operating Agreement is amended by adding the following Paragraph after the last Paragraph in Article 2.1:

"The number of Classes of Members is increased by adding a Class B-1. After the addition of the Class B-1 Membership Interest the Company will have three Classes of Members and Membership Interest, Class A, Class B and Class B-1. In addition to the Class B Members, those persons executing this Agreement as Class B-1 Members pursuant to an offering of the Class B-1 Membership Interest to qualified investors as authorized by the Class A Members are identified on Exhibit B attached as Class B-1 Members. The percentage of Membership Interest held by each of the Class B-1 Members is set forth next to that Member's name on Exhibit B where the Class B-1 Members are identified. The Class B-1 Members will aggregate ____% of the total Membership Interest in the Company.

2. Article 2.2 of the Operating Agreement is deleted in its entirety and replaced with the following:

"2.2 **Issuance of Membership Interests After Formation of Company**. The Company may issue membership interests in the Company to any Person with the unanimous written approval of the Class A Members of the Company. The approval will be in the form of a motion submitted by the Managers to the Class A Members and a vote of approval of the motion by all Class A Members. The approval must include the Capital Contribution, if any, required in connection with the new membership interest, the Percentage represented by the newly issued membership interest and all changes in the Percentages represented by the membership interests outstanding prior to the issuance of the new membership interest. The Managers may authorize the Company to issue Class B and Class B-1 Membership Interests to qualified investors, may establish an offering price for the Class B and B-1 Membership Interest being offered and prepare and submit the appropriate private offering documents to the proposed Class B and Class B-1 Membership Interests. The Managers are authorized to retain legal counsel to assist in the preparation of the Class B and B-1 Membership Interest prospectus and offering to qualified investors. The Company will not issue any Class A Membership Interest after the issuance of the Class A Membership Interest to the initial Class A Membership Interest has been issued (as identified on Exhibit A) for a price that is less than any Class B (***Jay we need to discuss this provision)*** Membership Interest offering."

3. Article 2.3 (b) of the Operating Agreement is deleted in its entirety and replaced with the following:

(b) The Economic Interests of Class A Membership Interests, Class B Membership Interests and Class B-1 Membership Interests are equal to their percentage of ownership interest subject to the following: 1. Class B Members are entitled to and will be paid seventy five (75%) percent of the net profits of the Company (subject further to reserves of not less than two month's average operating expenses that management determines to be in the best interest of the Company) distributed pro rata among the Class B Members until each Class B Member has received a sum of money equal to 150% of that Class B Member's initial capital contribution to the Company. 2. Class B-1 Members are entitled to and will be paid (i) Preferred cash dividends of 8%, paid at discretion of NIE Managing Member (ii) a Bonus Incentive of 1 "Class A" share for each $100,000 B-1 investment, (iii) a Liquidation Preference with first payout if liquidation is less than total investment and (iv) the same voting rights granted to the Class B Members in Paragraph (a) above.

For the purposes of this Section, "Economic Interests" is defined as and includes a Member's or an assignee of a Member's right to receive a share of the Company's net profits and net losses, and capital distributions of the Company's assets pursuant to this Company Agreement and the Texas Business Organizations Code, and excludes the right to participate in the management or affairs of the Company, (which includes the right to vote on, consent to or to otherwise participate in any decision of the Members, unless the owner of the Economic Interest is a Class A Member)."

Article 2.3(c) of the Operating Agreement is deleted in its entirety and replaced with the following:

"(c) "(c) With exception of the limitation on the right to vote at a meeting of the Members of the Company by Class B and B-1 Members, and economic interest preferences granted to Class B and Class B-1 set out in Article 2.3(b) above, it is intended that Class A, Class B and Class B-1 Members will be treated equally."

3. Except as specifically amended by this Amendment, the terms, conditions and provisions stated in the Operating Agreement continue to govern the rights and obligations of the Company and Members.

3. This Amendment may be signed in multiple counterparts, each of which is an original, and when taken together constitute one and the same instrument.

*SIGNATURES ON FOLLOWING PAGE*

The Class A Members have signed this Amendment to be effective as of the date and year first above written.

Date: 20th day of February, 2024.

CLASS A MEMBERS:

Johnathan Gerald Kudla

Jennifer Fern Kudla

Samuel Darlington

Christina Darlington

Richard Jason Moorhead

| Class "B" Member | # of Units | % | Capital Invested |
|---|---|---|---|
| Sam Darlington | 4.0 | 1.896 | 240,000 |
| R. Jason Moorhead | 4.0 | 1.896 | 240,000 |
| Jennifer Kudla | 2.0 | 0.948 | 120,000 |
| Christina Darlington | 2.0 | 0.948 | 120,000 |
| Johnathon Kudla | 1.0 | 0.474 | 60,000 |
| | | | |
| RRE Investors, LLC | 6.0 | 2.844 | 360,000 |
| Karen Reilly | 5.0 | 2.370 | 300,000 |
| Rabb Ventures, LLC | 2.0 | 0.948 | 120,000 |
| Craig Smith | 2.0 | 0.948 | 120,000 |
| Raymond Gignac | 2.0 | 0.948 | 120,000 |
| Ricky Stuart | 2.0 | 0.948 | 120,000 |
| Everett Monroe | 2.0 | 0.948 | 120,000 |
| Dan Lepine | 1.0 | 0.474 | 60,000 |
| Julia Lepine | 1.0 | 0.474 | 60,000 |
| Cean Embrey c/o Steve Embrey | 1.0 | 0.474 | 60,000 |
| Cean Embrey | 1.0 | 0.474 | 60,000 |
| Steve Dest | 1.0 | 0.474 | 60,000 |
| TSR Trust | 1.0 | 0.474 | 60,000 |
| Matt Staelens | 1.0 | 0.474 | 60,000 |
| Joe Gibney | 1.0 | 0.474 | 60,000 |
| Carl Miller | 1.0 | 0.474 | 60,000 |
| Jeremiah Williams | 1.0 | 0.474 | 60,000 |
| AMCF, LLC | 1.0 | 0.474 | 60,000 |
| Anna Panossian | 1.0 | 0.474 | 60,000 |
| Bobby Coleman | 1.0 | 0.474 | 60,000 |
| Michael Reilly | 1.0 | 0.474 | 60,000 |
| Tiffany Sturman | 1.0 | 0.474 | 60,000 |
| Jon Sturman | 1.0 | 0.474 | 60,000 |
| **CLASS "B" TOTALS** | **50.0** | **23.697** | **3,000,000** |
| | | | |
| RRE Investors, LLC | 9.0 | 4.265 | 180,000 |
| Johnathon Kudla | 8.0 | 3.791 | 160,000 |
| Jennifer Kudla | 8.0 | 3.791 | 160,000 |
| R. Jason Moorhead | 8.0 | 3.791 | 160,000 |
| Everette Monroe | 5.0 | 2.370 | 100,000 |
| Scott Thompson | 5.0 | 2.370 | 100,000 |
| Steve Dest | 3.0 | 1.422 | 60,000 |
| Cary Rabb | 3.0 | 1.422 | 60,000 |
| Ricky Stuart | 3.0 | 1.422 | 60,000 |
| Sam Darlington | 2.0 | 0.948 | 40,000 |
| Carl Miller | 1.5 | 0.711 | 30,000 |
| | | | |
| **CLASS "B-1" TOTALS** | **55.5** | **26.303** | **1,110,000** |
| | | | |
| **ALL CLASS B/B-1 UNITS** | **105.5** | **50.000** | |

| Class "A" Member | # of Units | % |
|---|---|---|
| Johnathon Kudla | 11.0 | 9.821 |
| Jennifer Kudla | 11.0 | 9.821 |
| R. Jason Moorhead | 11.0 | 9.821 |
| Christina Darlington | 10.0 | 8.929 |
| Sam Darlington | 10.0 | 8.929 |
| RRE Investors, LLC | 1.0 | 0.893 |
| Scott Thompson | 1.0 | 0.893 |
| Everette Monroe | 1.0 | 0.893 |
| **ALL CLASS A UNITS** | **56.0** | **50.000** |
| | | |
| **GRAND TOTALS** | **161.5** | **100.00%** |

SECOND AMENDMENT
AMENDED AND RESTATED OPERATING AGREEMENT
NORTHERN IRELAND ENTERPRISES, LLC

This document is the Second Amendment to the Amended and Restated Operating Agreement of Northern Ireland Enterprises LLC as amended by the First Amendment (collectively, the "Operating Agreement") dated the 16th day of October, 2018. This document is referred to as the Amendment herein, and is effective on the 15th day of November, 2024.

On or about the 15th day of November, 2024, the Class A Members of Northern Ireland Enterprises LLC (the "Company") adopted a Resolution that, among other things, authorized an amendment to the Operating Agreement of the Company to add a fourth Class of Members and Membership Interest to the Company Operating Agreement. The fourth Class of Members and Membership Interest is referred to as Class C. The purpose of this Amendment is to memorialize the Resolutions adopted by the Class A Members in the Operating Agreement of the Company.

1. Article 2.2 of the Operating Agreement as amended by the First Amendment to the Amended and Restated Operating Agreement is deleted in its entirety and replaced with the following:

"2.2 **Issuance of Membership Interests After Formation of Company**. The Company may issue membership interests in the Company to any Person with the written approval of majority of the Class A Members of the Company. The approval will be in the form of a motion submitted by the Managers to the Class A Members and a vote of approval of the motion by all Class A Members. The approval must include the Capital Contribution, if any, required in connection with the new membership interest, the Percentage represented by the newly issued membership interest and all changes in the Percentages represented by the membership interests outstanding prior to the issuance of the new membership interest.

The Initial Members, as defined in Section 2.1, were expanded by the First Amendment to the Operating Agreement to include three classes of Membership Interest as Class A, Class B and Class B-1. The Class A Members are authorized to create a new class of Membership Interest referred to as the Class C Members provided that the Class A Members comply with the provisions and terms of the first paragraph of this Section 2.2."

2. Article 2.3 (b) of the Operating Agreement is deleted in its entirety and replaced with the following:

" Article 2.3(b). The Economic Interests of Class A Membership Interests, Class B Membership Interests, Class B-1 Membership Interests and Class C Membership Interests are equal to their percentage of ownership interest subject to the following: 1. Class B, B-1 and Class C Members are entitled to and will be paid seventy five (75%) percent of the net profits of the Company (subject further to reserves of not less than two month's average operating expenses that management determines to be in the best interest of the Company) distributed pro rata among the Class B. B-1 and C Members until each Member of those Classes has received a sum of money equal to 150% of that each of the Class B, B-1 and C Member's initial capital contribution to the Company. 2. Class B-1 Members are entitled to and will be paid (i) Preferred cash dividends of 8%, paid at discretion of NIE Managing Member (ii) a Bonus Incentive of 1 "Class A" share for each $100,000 B-1 investment, (iii) a Liquidation Preference with first payout if liquidation is less than total investment and (iv) the same voting rights granted to the Class B Members in Paragraph (a) above.

For the purposes of this Section, "Economic Interests" is defined as and includes a Member's or an assignee of a Member's right to receive a share of the Company's net profits and net losses, and capital distributions of the Company's assets pursuant to this Company Agreement and the Texas Business Organizations Code, and excludes the right to participate in the management or affairs of the Company, (which includes the right to vote on, consent to or to otherwise participate in any decision of the Members, unless the owner of the Economic Interest is a Class A Member)."

3. Article 2.3(c) of the Operating Agreement is deleted in its entirety and replaced with the following:

"Article 2.3 (c) With exception of the limitation on the right to vote at a meeting of the Members of the Company by all Membership Classes other than the Class A Members, and economic interest preferences granted to Class B and Class B-1 set out in Article 2.3(b) above, it is intended that Class A, Class B, Class B-1 and Class C Members will be treated equally."

4. Except as specifically amended by this Amendment, the terms, conditions and provisions stated in the Operating Agreement continue to govern the rights and obligations of the Company and Members.

5. This Amendment may be signed in multiple counterparts, each of which is an original, and when taken together constitute one and the same instrument.

The Class A Members have signed this Amendment to be effective as of the date and year first above written.

Date: 17th day of November, 2024.

CLASS A MEMBERS:

______________________________

Johnathon Gerald Kudla

______________________________

Jennifer Fern Kudla

______________________________

Samuel Darlington

______________________________

Christina Darlington

______________________________

Richard Moorhead

**EXHIBIT G**

***Articles of Organization***

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697



Jane Nelson
Secretary of State

# Office of the Secretary of State

## Certificate of Fact

The undersigned, as Secretary of State of Texas, does hereby certify that the document, Certificate of Formation for Northern Ireland Enterprises, LLC (file number 802942021), a Domestic Limited Liability Company (LLC), was filed in this office on February 21, 2018.

It is further certified that the entity status in Texas is in existence.

In testimony whereof, I have hereunto signed my name officially and caused to be impressed hereon the Seal of State at my office in Austin, Texas on September 12, 2024.



Jane Nelson
Secretary of State

| **Form 424** **(Revised 05/11)** Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: See instructions** |  **Certificate of Amendment** | This space reserved for office use. FILED In the Office of the Secretary of State of Texas OCT 16 2019 Corporations Section |
|---|---|---|

## Entity Information

The name of the filing entity is:

Northern Ireland Enterprises LLC

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

- ☐ For-profit Corporation
- ☐ Nonprofit Corporation
- ☐ Cooperative Association
- ☒ Limited Liability Company
- ☐ Professional Corporation
- ☐ Professional Limited Liability Company
- ☐ Professional Association
- ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 802942021

The date of formation of the entity is: 02/21/2018

## Amendments

### 1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

### 2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:



Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

OR

☐ B. The registered agent is an individual resident of the state whose name is:

*First Name* *M.I.* *Last Name* *Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

TX

*Street Address (No P.O. Box)* *City* *State* *Zip Code*

## 3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☐ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

☒ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

Article 3 - Governing Authority is changed to provide that the Company will not have managers. The management of the Company is reserved to the Class A Members of the Company

☐ **Delete** each of the provisions identified below from the certificate of formation.

## Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

## Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

| |
|---|
| |

## Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: October 15, 2019

By: ______________________

Signature of authorized person

Jay Kudla, Manager

Printed or typed name of authorized person (see instructions)

# EXHIBIT H

## *Webinar Transcript*

# Cork and Barrel Webinar

Welcome everyone. Thank you so much for joining. My name is Jay Kudla and I'm one of the co-founders and owners of this Northern Ireland Enterprises, the company that owns both this Cork and Barrel pub you see in front of you as well as the building, the land that it sits on.

For those that haven't had a chance to visit us or aren't familiar with us, we built this pub up in the suburbs of Austin, up in Round Rock, TX, back during 2020 during COVID. Opened up in 2021, Saint Patrick's Day, coming right out of the back end of COVID and we've been open now for three years. My business partners and I, which I'll, I'll talk about here in a little bit, include myself and my wife Jen, Sam Darlington and his wife Christina, and my good friend Jason Moorhead.

And we bought this land in 2018 from Nolan Ryan and, and his sons, Reese and Reid Ryan, who ultimately turned around and became our largest equity investors as well. So we are excited to show you what, what we built and, and where we're headed from here.

As always, please give the, the legalese a good once over. I won't bore you with my monotonous voice, but please give this a once over when you get a chance. And let's get to the good stuff.

So these items on the left, I really wanted to talk through with you. We get excited anytime we talk about it. The one thing I'd love for you to see when you get a chance, this video on the right was a promo video that the Austin Statesman did for us that came out in spring of ‘21 to do a, a spotlight on us. So if you get a chance to watch that, it's only a few minutes long, but it really encapsulates what the, the culture, the vibe, the spirit of the place is inside.

There's great video footage of the interior, some of the special places, you get a chance to see an interview with myself, but more importantly you get to hear Sam talk about what his childhood was like in Belfast and why we brought some of those components with us here to Round Rock. So whenever you get a chance, please click on that. I think you'll enjoy it. It's a really quick watch.

Just a quick overview of our history. I mentioned myself as one of the general partners and co-founders, Sam, who is not just a native son of Ireland, he's also the owner of a construction company which was the GC we did in this project which allowed Sam and I to build it ourselves. He's also the owner of a charter company, a horse farm company and he came over here several decades ago from Belfast, spent half of his life there, half of his life here.

And when you get a chance to visit the pub, you'll see we created this, this vision based on the dichotomy of his life. A little bit of the fun of Belfast and Dublin and a little bit of that that downtown Austin vibe of live music, a food Mecca, outdoor dining, beer garden, and all the things that go with that. We have a saying that we love to live by, which is we are “Where Irish Flair meets Texas Fare,” and that kind of summarizes that fusion of those two unique kind of charming cultures.

We opened up, like I said, Saint Patrick's Day of 2021. It was a great opening day, especially coming off the heels of COVID. And those first three years, you can see what our sales were, were 11 and a half million dollars for partial ‘21 through ‘22 and all of ‘23.

One of the things that we focus on, or two of the things rather, the very bottom bullet point, the unique experiences aspect. We built the place with so many different special areas, whether you've got an intimate party for 10 to 14 in our private Speakeasy, one of our snugs for 6 to 8, a private party outside in the beer garden for 1,200 people, or anything in between.

The second thing and the reason we did that with all of these special locations, as we try to continue to increase the real estate value for our investors, having the three plus acres on the booming corridor that we'll talk about, and being able to have all of these unique ancillary locations that we continue to add to each of the past three years, we've added to it with certain growth components to increase that real estate value as it goes forward and appreciates.

Really the two biggest challenges that we’ve faced up to this point, you know with our, our partners that are our, our banking lenders have been great to us. But with the economy what it is, trying to eliminate that high interest debt and really the debt all together, which is what this raise is going to do, you know mitigate and eliminate that debt. And two, just continuing to navigate the headwaters from COVID and the post COVID 2021, ’22, really late ’22 and early ’23 that we are, are just now coming out of as a hospitality industry.

How we're going to mitigate those two? Well, step 1 is what we're doing right now. We're going to sell the, the benefit of this real estate value and really all the equity we've built by having this, this awesome corridor where we have Samsung Semiconductor on one end, Kalahari Resort on the other end, Dell Diamond right in the middle. Being able to take all that land equity and really convert that from our bank debt.

And secondly, continue to expand both internally as I mentioned with our Speakeasy, which can't wait to show you all about, as well as some of the local areas where we've added some satellite spots to increase our brand recognition.

Again, we'll talk about those two later on in the, the deck.

But we've got a secondary location at Dell Diamond, we're building a secondary location at the Crystal Falls Golf Course in Leander, all with the intent of expanding big picture so we can return the, the real estate value for our investors.

So our brand positioning, from a brand promise, it's what I mentioned earlier. Really what we wanted from the very beginning when we brought back this, this vision from our visit to Ireland. We wanted to be authentic and unique, a true Irish gastropub with a scratch kitchen that really represented the Irish flair and the Texas fare.

So our, our catch phrase of “Where Irish Flair meets Texas Fare,” or something we live by it's, it's part of our internal ethos. Our brand category, we are an Irish gastropub and a beer garden with live music and food that is representative of being in the food Mecca of Austin. And lastly, our main brand pillars that we built it on the, the first five were from day one authentic, optimistic, innovative, got to be fun and we're always looking for knowledge seeking.

That's why we inculcated so much of the Titanic history when w e built it. And then lastly, this was something that's representative of the entire thing we talked about with Irish Flair and Texas Fare. We want to be experiential every time somebody visits.

This is our executive leadership team. Myself, in addition to being one of the co-founders, I'm also the President of RS3 Strategic Hospitality, one of the many companies owned by Mr. Ryan, Mr. Sanders, Don Sanders of Austin Astros ownership fame and the several companies that they own with their sons Reese and Reid and Brett and Brad Sanders. That company allows us access to all sorts of, of hospitality synergies with the various network resources we get with that company.

I've been in the business now embarrassingly over 30 years running venues all over the country from stadiums, arenas, restaurants, convention centers, you name it. But more interesting than myself, you've got to meet my business partner Sam Darlington, who is one of the more unique individuals I've ever had the pleasure of becoming friends with.

In addition to being the co-founder of Northern Ireland Enterprises, he's also the founder and owner of Emerald Meadows Construction, the company that we, we built it together as general contractors. He started that after moving to the states, creating his own version of the American dream. He founded and owned Sailing by Sam, his charter business on Lake Travis.

Not mentioned here, he also has a horse, a horse farm that he's owned for nearly two decades up in Hutto, TX, just north of Round Rock. And most importantly, he is a native son of Belfast, where he spent the first half of his life before moving here to, to Austin, spending half of his life in both parts of the world. And it's that fusion, as I mentioned, of those two unique cultures of the food Mecca and live music of Austin, fused with the fun, vibrant, welcoming dynamic you get at any authentic Irish pub.

And most notably, you'll notice here on the bottom, I mentioned just about his great grandfather being a riveter on the Titanic and why that's so relevant to us and part of our passion project. His great grandfather being a riveter. It was built in Belfast, which is something that the Irish are very, very proud of. And growing up, Sam was very proud of. So we, my wife and I, and Sam, Christina, we all went to Belfast to do a tour of the entire country to bring back all the inspiration and artifacts we could.

We got to stop at the Titanic Museum in Belfast.

So if you get the chance to visit us, you know, little things like please visit the ladies restroom, for the ladies out there, we were able to get the exact wallpaper from the first class suites on the Titanic and mimic that. So when you walk in to the ladies restroom, the entire restroom is, the décor to the setting, is a replica of that.

We were able to iron clad our wood-fired pizza oven which gets up over 1200 degrees to make it look just like the boilers on the Titanic. And there's a photo where you can see what the boilers looked like down in the depths of the Titanic.

And if you ever get a chance to visit us, we've got plaques throughout the place. I'd love to give you a tour and kind of show you some of these small little passion pet projects we've put throughout the, the pub and restaurant that some people will miss, but I think you'll enjoy seeing it. We really enjoyed doing it.

And lastly, the man who, who makes it happen behind the kitchen, Rob Snow. Not only is he our GM and executive chef, but he is a award-winning restauranteur in his own right. He created the

Greenhouse Craft Foods concept. He opened up two restaurants in both Round Rock and Taylor. He was at Scarlet Rabbit. He's been in the greater Austin area for, for multiple decades.

In fact, when, when he decided to close Greenhouse Craft Foods, it was pretty interesting to see how many of his diehard followers at his three restaurants followed him to the Cork and pub because he brings that much of a strong culinary following with, with this local region.

So the real estate asset, this is the part I love talking about because it was the, the real genesis behind why we chose where we built and when we chose to build there. So, we bought this property, was 2018. We bought 3 plus acres right on this booming corridor of Hwy. 79. I had mentioned being bookended with Samsung, their new semiconductor plant with 20,000 plus jobs.

We've got the massive Kalahari Resort for those who don't know that's the, I believe it's the largest indoor waterpark in the country right across the street adjacent to us. La Quinta Hotel is right next to us and we are within walking distance of Dell Diamond, home of the Round Rock Express.

Dell Computers calls Round Rock home and we're one major artery 15 minutes away from both Tesla X and not mentioned here, even SpaceX. I say all that just to encapsulate why this, this real estate location was so important to us as we all look to the growth and appreciated value in the years to come. The land building and, and fixture and equipment has been valued at $10 million, but that was based on an appraisal for the land back in 2021.

So our expectation is that's only gone up in the three years and coming years as more of this growth continues to hit the corridor. Our Cork and Barrel pub building that we, we designed with our friends at LEVY Architect and then built ourselves. In 2022 we were awarded the best design and architecture by Austin Business Journal, which was something we had never expected, but it was, I'll be honest, it was exciting to be acknowledged for some of the nuances we brought in that we knew most restauranteurs wouldn't have included.

But because this was our passion project and because we were able to, to be our own general contractor, the details we brought in were, were realized and acknowledged. It's a pretty large space. If you ever get a chance to visit, we're two stories. We've got an outdoor pavilion where we do special events. We've got a 2,000 square foot shaded patio with a live music stage, multiple TVs, we've got both fans and heaters to make it as four seasons as possible. And we're sitting in front of a creek and a 1+ acre beer garden where the kids get to run around. So it's, it's a pretty unique venue.

We have a chef's counter. We have an on-site microbrewery, you name it. We have some pretty unique locations. And of course, my personal favorite now the new Dead Poet's Speakeasy.

Focusing on the Cork and Barrel restaurant business itself, again opened in 2021 during COVID. And one of the things I am so proud to report, you know, it's one thing to have the novelty of the opening year winning the awards for 2021 as the newest restaurant. But since then, two and three years later, we've still won Best Patio Experience, Best Date Night Experience, Best Group Dining. We won OpenTable's Diner's Choice award in 2022, so if you get a chance to come visit us, it's, it's not just a pub.

We really wanted to tap into the, the culinary vibe that is Austin. For those that follow the Michelin Group at all, Michelin finally awarded the state of Texas their first ever Michelin-rated restaurants. And while Dallas and Houston had a few, Austin cleaned up and had I believe it was six or seven or more Michelin-rated restaurants. And that's the, the expectation of our greater community. And we wanted to tap into that by having amazing food and amazing experiences.

Real quick blurb on the right. I included these two articles. There's a lot more you can look in the source material at the end, but just to give you a quick example of what some of the other articles are reporting as far as how, how hot, how much booming potential this corridor and Hwy. 79 really does have. I think that first one summarizes it, you know, really, really well.

So here's our, our overall timeline and where we started, where we're at now, where we plan to go in the future. And I mentioned buying the land from Mr. Ryan, Mr. Sanders in 2018 before they turned around and, and reinvested in our project. The one thing not on here in late 2018, that's when we took our, our trip to Ireland.

We did a complete tour of Sam's homeland and brought back a lot of vintage artifacts, brought back some inspiration from the Crawfordsburn Inn, and you'll see some of that inspiration when you visit the pub. It was really an eye-opening experience for us to make, make that authenticity really come through.

At the top, just wanted to showcase really just what our growth has been. Since 2022, we've been on a very solid trajectory and growth every single year improving sales from $3.68 million to $3.8million. Right now we're at $2.9 through just September. So extrapolating that, that 5% growth every month has been consistent. So we, we expect that 5% to continue, you know, into the next quarter and into next year.

One of the absolute benefits that I have in my position, not just as a co-owner but really blessed to work for a family like the Ryan family with Nolan who I mentioned, you know, Hall of Fame record. His sons, Reese and Reid Ryan. Reid, the previous President of the Astros during the Houston Astros World Series run, Don Sanders of EF Hutton fame, and also previous ownership of the Houston Astros.

All that to say the, the two business partners that have been together, Mr. Ryan and Mr. Sanders, for the past 50 years have an extensive business network as you can see here on the screen. And to be able to not only access and leverage all of the resources that that network brings to the forefront for our benefit at Cork and Barrel, but the synergies that it adds to it.

My company alone, RS3 Strategic Hospitality, we operate venues all over the country that include, again, you know, restaurants and stadiums. And to be able to, as one simple example, use the bulk buying power we get from our friends at US Foods who apply the same buying power at the pub that we get nationwide gives us much better food pricing, much lower costs, improved margins, more synergies and bulk buying power that I can combine with every venue in the RS3 portfolio. We get that added benefit at US Foods with the pub.

So it's something I continue to be not just impressed with, but extremely proud of because I see Mr. Ryan every week when I walk into my office and I see his grandkids and I see his pets, I see Mrs. Ryan. And I'm always reminded that the gravity of that responsibility that we represent, every decision we make in his name represents him and his family. And he never lets us forget that.

So it's, it's something that we're extremely proud of, but we're also cognizant of because again, he's also our, our largest equity investor.

Here's just a quick recap of, of what we've done in the past three years. It's been a quick three years, but in that time, you know some of the awards that we've won or mentioned here. I love talking about some of the live music acts that we've had after we built, in the second year, our live stage. We've had acts as famous as Dale Watson, Andrea Magee, and even the Blaggards, one of the more famous rock Irish bands throughout the country.

I also would love to point out just the improved EBITDA every year. You know, with what the supply and demand, you know, issues everyone was having for COVID, what that was doing to some of the commodity costs with petroleum-based products and poultry. Pretty proud of the fact that every year since we opened, our EBITDA has been improved consistently every single year, including up into where we're at right now through 2024. And we expect that to continue into future months.

Additionally, I've hinted about the Speakeasy concept. We had a soft open in 2024. We built a wine cellar that was very Instagrammable, part of our initial construction project. It was very, very famous for having Bachelorette parties and engagement party tastings. But what we found was we weren't monetizing it to its fullest effect.

So we this past summer on our own sweat equity and very little investment converted it to a brand new Speakeasy in the vintage 1920s theme. So if you get a chance to come out, we, we are officially marketing it now in November.

We've had a full October of soft openings and it's a completely different experience than any other part of the Cork and Barrel pub. So please come on out and check it. You'll see that promotional components start kicking in now the next two to three weeks as we go to market with it.

A quick recap of what our funding history has been. The general partners that I mentioned again, myself, my wife, Sam and Christina, and Jason, as well as the investors within the Ryan Sanders Baseball Network that they brought to the table, as well as Nolan, Reid, Reese themselves.

We started it with a $3,000,000 investment back in the early stages to get the land and construction expenses. And then we did another infusion back in 2023 of $1.1 million to help for the expansion, continue to eliminate some of that debt as we get that paid off, and to prepare ourselves for some of the expansion ideas we have in 2025 and, and beyond that you may have seen on that previous slide on what our expansion plans look like.

And in this round of funding with $1.235 million in equity shares that we're hoping to raise and the majority of that's going to go right towards, getting rid of that high interest bank debt. And once that's gone, you know, the path forward is fantastic.

And then being able to add the additional funds towards some of those further expansion plans that we've talked about. We've got some pretty cool ideas on not just more brick and mortar locations outside in the area where we've already got brand recognition like Leander, TX, but also for more internal improvements. And we've added the pavilion, we've added the stage, the Speakeasy, and we've got a few more ideas that we think are going to be really impactful.

Just quick recap. I've talked a little bit about the booming corridor and why we loved the location that we selected from a real estate value and this just kind of highlights it with a few more bullet points. You can see the, the first top row is really just a recap of the immediate growth that's impacted either coming in the near future in six months or that's been there for the past several years, all impacting where we're bookended at on Hwy. 79.

We've talked about Samsung and the Kalahari and the home of Dell Computers, which is going to be there until 2099 with their current agreement with the city. All of that is an immediate impact to our foot traffic capabilities. If we expand that circle of influence just a little bit more in the area, you know the, the 10 to 15 mile circle of influence, that's where you, you add the incoming influx of Tesla and the new Gigafactory, relocating X and SpaceX from California. That's still in the works.

We know that the Gigaplant is going to add another 23,000 jobs. It's still undocumented what the other two companies are going to bring. And one thing I never mentioned, in 2018, Apple announced their $1 billion expansion of their North Austin campus, which is in just outside of our, our Round Rock borders. That's accommodating another 15,000 jobs.

There's also an Amazon plant. There's a large tech facility in Hutto that's planned for next year. So we're just we're very, very excited about from a commercial growth, real estate growth perspective. There's just so much on the horizon. As you can see Elon Musk references in his, his quote here, top of the page.

Here are some of the print media sources for some of the things I've mentioned, as well as a lot more in depth for any of you would like more reading. Both just the Cork and Barrel in general and what our history has been for the past three years.

But more importantly, the part that I like, the list at the bottom, which talks just about that corridor and what that real estate boom looks like and why, why companies are moving here, why we're expected to have another 200,000 rooftops in the area in the next 5 years. It's exciting to see where, where the future could potentially go.

And in addition to our print media, here's a quick summary of just a handful of our broadcast media coverage opportunities. There's more out there if anyone wants to see them, but this includes some of our FOX 7 interviews, our spotlights with KXAN. The one at the top right is Rob. We did, there was an expose done on us from the Chamber of Commerce where they just wanted to know about who we were as a, as a company. And Rob does a great job really just telling our story about our past, more importantly, where we're going in the future. So if you get a chance at your leisure, please give them a look. And if anyone's interested, let me know there's, there's a few more you can look at as well.

And for those that didn't notice thats Sam there in the bottom, the bottom right. Again, if you get a chance to talk to him, the stories he can tell, he's lived a pretty amazing life for someone who came over here and, and built his life from early with no starting point. Pretty interesting dude.

Here are some of the favorite photos we have of the Cork and Barrel. We have a lot more if anyone's interested, but this, this is the kind of the high-level snapshots I wanted to show you guys. The first one being our, our microbrewery and our four in house brews.

We do have 24 different taps, but four of them that are just uniquely Cork and Barrel microbrews, which we're allowed to distribute ourselves, self distribute to some of our, our local locations within RS3. The first one, the Huckleberry Wheat, I'm Your Huckleberry Wheat, obviously a Tombstone reference for those of you that are movie buffs. The second one, Island Time Juicy IPA, which we named right after Sam's boat and his charter business on Lake Travis. The third one, the Norm Peterson Dublin Red, which is our homage obviously to Norm Peterson and Cheers, but also we wanted to have an authentic Irish red that wasn't Killian's and wasn't Smithwick’s, but was a version of our own with a little bit more malt to it.

And then my wife's favorite beer, the last one, Black Lab Vanilla Stout, which is as tasty as it sounds. It's named after our past and current pack of black Labradors, but also it's a stout that's not as thick as a Guinness, a little smoother with hints of vanilla and chocolate that make it, really it's a fantastic winter beer.

You can see our monument sign. You can see the La Quinta right there in, the background to the right and then to the left behind the monument sign is where the Kalahari is and Dell Diamond is 2 addresses behind the La Quinta. If you continue on, on that perspective. And this, the left hand side of this shot is where the Highway 79 corridor is to give you some perspective with Samsung being to the left, the east side.

The right photo is our opening day, Saint Patrick's Day of 2021. Now that's the outdoor patio about 8 hours into our festivities. For perspective, if you look at the bottom left photo, that's taken from our one plus acre beer garden where a lot of the kids will play and we have yard games. Looking back towards the stage on the right, the pavilion on the left and the patio with the garden lights right in the middle.

The bottom middle photo, I included that just to give you perspective of where the corridor is at. So right where I'm standing is where the, the four lane Highway 79 runs East and West with all of those companies I mentioned to the left, to the West side. And then if you continued on towards the right, that's where you run into Samsung and Tesla and the Tech Meta Center. And then obviously, last but not least, our main Irish room, the Cork and Barrel, the cork room.

This is our authentic Irish side of the building, looking out towards those windows, which goes into the beer garden. We talked about the dichotomy of our, our space. We really wanted a little bit of Austin and a little bit of Ireland. This is the room that represents authentic Dublin.

The other side of that wall behind where the microbrewery is, is a much more contemporary location that is indicative of some of the Michelin type restaurants you may have visited in Austin. We have a chef's counter where people love to sit. Our Speakeasy is on the other side.

And as always, if anyone has any questions, concerns or other thoughts, please leave them on the campaign page.

I'll be the one monitoring it directly and we'll get back to each and every one of you that reaches out. I would love to hear from you or feel free to stop by the pub directly and, and share a pint with Sam and I and we'd love to answer any questions you might have.

Here's some of the source material for what you saw earlier, but also some additional ones we've included for any anyone that wants more reading to follow up on, on us or the pub itself or the land or the, the area boom.

Please give that some reading. And then we come back to the ever important but boring risk disclosures again, which I won't bore you with my voice, but please give this a once over at length. And both not just this page, but the secondary page as well as well as the, the third page, which kind of goes through their standard risks associated with any investment.

And on behalf of myself and my wife, and Sam and his wife, thank you so much for, for watching. Please reach out if you have any questions and if nothing else, would love to share a pint with you. Sláinte.